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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment Number 5

X   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

      EXCHANGE ACT OF 1934

OR

___ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

       OF 1934 For the fiscal year ended______________________

OR

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

       EXCHANGE ACT OF 1934

        For the transition period from __________ to _______________

Commission file number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1550, 409 Granville Street, Vancouver, B.C. Canada V6C 1T2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class                                                                                Name of each exchange on which registered

                 N/A                                                                                                                             N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  17,328,831

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   [X] Yes     __  No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17    __ Item 18

Index to Exhibits on Page 89-90

Commander Resources Ltd.

Form 20-F/A Registration Statement

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	88
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	88
Item 15.	Reserved
Item 16.	Reserved

Part III

Item 17.	Financial Statements	89
Item 18.	Financial Statements	89
Item 19.	Exhibits	89

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

Aeromagnetic Survey – A geophysical survey using an instrument used to measure magnetic field strength from an airplane or towed behind an aircraft.

Alkalic - An igneous rock that contains more alkali metals than is considered average for the group of rocks to which it belongs.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesine – A white to gray feldspar that is a common rock-forming mineral in a differentiated gabbros.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Basal Till - Unsorted glacial debris at the base of the soil column where it comes into contact with the bedrock below.

Batholith – a very large intrusive mass of igneous rock.

Bornite – a brittle rock found in metamorphic and mafic rocks that can be a source of copper.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Broken Hill Type Mineralization (“BHT”) – Named after the Broken Hill deposit in Australia, this type of stratabound sediment (”SEDEX”) deposit hosts several types of rock in layers or stacked lenses. The typical minerals hosted in such deposits are lead, zinc, and silver, with smaller amounts of copper and gold.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carried Interest – The Company's working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite - A sulphide mineral of copper and iron.

Chlorite – A group of widely distributed minerals that are associated with and resemble micas.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Craton - A part of the Earth's crust that has attained stability, and has been little deformed for a prolonged period.

Diabase - A common basic igneous rock usually occurring in dykes or sills

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dilation - Deformation by a change in volume but not shape.

Diorite - An intrusive igneous rock.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Dyke (Dike) - A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Dyke Swarm - A group of dykes, which may be in radial, parallel, or en echelon arrangement. Their relationship with the parent plutonic body may not be directly observable.

Electromagnetic Surveying - a geophysical method of systematically measuring electromagnetic waves in a specific area of the Earth's surface.

Epithermal – low temperature hydrothermal process or product.

Esker – A long ridge of drift deposited by a receding glacier.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Foliation – the planar arrangement of textural or structural features in any type of rock.

Gabbro – a coarse-grained, crystalline, dark igneous rock.

Geochemistry - The study of the chemical properties of rocks.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss - A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Gossan - A rust-colored capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulphides.

Graben - A downfaulted block of rock.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gross Overriding Royalty “GOR” - a party may be entitled to a gross overriding royalty interest payable by the other party or parties, which shall be equal to a percentage of the appraised value of all gem and industrial diamonds recovered, sorted and graded from a property, free and clear of all costs of development and operation, and subject only to taxes and royalties (except income taxes) and the fees and expenses of graders.

Halo - A circular distribution pattern about the source or origin of a mineral or ore. It is encountered principally in magnetic and geochemical surveys.

Hematite - An oxide of iron, and one of iron’s most common ore minerals.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Induced Polarization (IP) - A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Inlier – An area or group of rocks surrounded by rocks of younger age.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Kimberlite - A variety of peridotite; the most common host rock of diamonds.

Lens - A body of ore that is thick in the middle and tapers towards the ends.

LT - long tons.

Mafic - Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineralization - occurrences of minerals, which may have an economic value.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Net Profit Interest – A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty (NSR) – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Olivine - A mineral group that is olive green, grayish green, brown, or black that are common rock-forming minerals in gabbros and basalts.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Overburden - Loose soil, sand, gravel, etc. that lies above the bedrock or ore deposit.

Percussion Drill - Drill in which the drilling bit falls with force onto rock, or a pneumatic drill in which a piston delivers hammer blows.

Peridotite - An intrusive igneous rock consisting mainly of olivine.

Plunge - The vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - Any igneous rock in which relatively large crystals, are set in a fine-grained groundmass.

Prefeasability Study – is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - A bronze-colored, magnetic iron sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

SEDEX Deposit – Short for Sedimentary Exhalative Deposit, these are stratiform sediment, massive sulphide lenses that are the result of hydrothermal activity. They are often sources of lead, zinc and gold. BHP mineralization is a type of SEDEX Deposit.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - Surface occurrence of mineral.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill - An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; Also the floor of a gallery or passage in a mine.

Specularite - A black or gray variety of hematite with a metallic luster.

Stratigraphy – the sequence of bedded rocks in a particular area.

Strike - The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer - A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Tonne – A metric ton, or 2,204 pounds.

Tourmaline – A complex, crystalized silicate.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Troctolite - A type of gabbro that is commonly speckled like trout.

Turbidite - A sediment or rock deposited from a turbidity current. Its character includes bedded and sorted structures.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William J. Coulter	President, Chief Executive Officer and Director	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2
Bernard H. Kahlert	Vice-President Exploration and Director	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2
Albert F. Reeve	Director	P.O. Box 950 Gibsons, B.C. V0N 1V0
Victor A. Tanaka	Director	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2
Janice Davies	Corporate Secretary	1550 – 409 Granville St. Vancouver, B.C. V6C 1T2

The Company’s auditor for the last three Fiscal Years is G. Ross McDonald, Chartered Accountant whose offices are located at Suite 1502, 543 Granville Street, Vancouver, British Columbia V6C 2G4. G. Ross McDonald was first appointed auditor by the Company on December 13, 1988.

The Company’s legal firm is Maynard E. Brown, Barrister and Solicitor of 1595, 19th Street, West Vancouver, British Columbia, Canada, V7V 3X5.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, 2001 and 2000, was derived from the financial statements of the Company. The financial statements for Fiscal 2002, Fiscal 2001 and Fiscal 2000 were audited by G. Ross McDonald, Chartered Accountant, as indicated in his report which is included elsewhere in this Registration Statement.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 9, “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

Reference is made to Note 13 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  Refer to ITEM 1, “PLAN OF OPERATIONS” and see ITEM 9, “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 2

Selected Financial Data

(US$ in 000, except per share data)

	Nine Months Ended 9/30/03 (unaudited)	Nine Months Ended 9/30/02 (unaudited)	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
Revenue	$296	$155	$245	$55	$1,319	$0.44	$125
Net Income(Loss) Cdn. GAAP (1)	($127)	$122	($44)	($168)	$351	($1,611)	($645)
Earnings(Loss) Per Share Cdn GAAP	($0.01)	$0.01	($0.01)	($0.01)	$0.01	($0.12)	($0.06)

Net Income(Loss)US GAAP	N/A	N/A	$573	($882)	($246)	($1,959)	N/A
Earnings (Loss) Per Share US GAAP(2)	N/A	N/A	$0.03	($0.06)	($0.02)	($0.15)	N/A

Dividends Per Share Cdn GAAP	0	0	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	N/A	N/A	16,860	14,033	13,957	13,021	N/A
Wtd.Avg.No.Shares Cdn GAAP	N/A	N/A	16,860	14,033	13,957	13,021	N/A

Working Capital	$1,548	$2,228	$2,123	$1,298	$2,412	$307	$78
Mineral Properties Cdn GAAP	$7,481	$7,030	$6,722	$8,332	$7,625	$9,018	$8,685
Mineral Properties US GAAP	N/A	N/A	$0	$0	$0	$0	N/A
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$8,275	$8,427	$8,261	$8,526	$8,694	$9,342	$9,500
Shareholders’ Equity US GAAP	N/A	N/A	$1,563	($303)	$578	$(166)	N/A
Total Assets (Cdn GAAP)	$9,502	$9,581	$9,346	$9,743	$10,146	$9,500	$9,605
Total Assets (US GAAP)	N/A	N/A	$3,116	$1,427	$2,521	$481	N/A

All per share figures have been adjusted to reflect a 1 for 3 reverse stock split effective May 3, 2002

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  References in this document to “$” and “C$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to United States dollars.

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.30 as of November 30, 2003.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended September 30, 2003; the average rates for the periods; and the range of high and low rates for the periods. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44
Year Ended 12/31/98	$1.40	$1.46	$1.34	$1.42

Three Months Ended 9/30/03	$1.38	$1.41	$1.35	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58
Three Months Ended 6/30/01	$1.54	$1.58	$1.51	$1.52

November 2003	$1.31	$1.34	$1.30	$1.30
October 2003	$1.32	$1.35	$1.30	$1.32
September 2003	$1.36	$1.39	$1.35	$1.35
August 2003	$1.40	$1.41	$1.38	$1.39
July 2003	$1.38	$1.41	$1.34	$1.41
June 2003	$1.35	$1.38	$1.33	$1.36

Forward-looking Statements

The forward-looking information in this document is based upon the conclusions of management.  The Company cautions investors that due to risks and uncertainties, actual events may differ materially from current expectations.

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding As of October 16, 2003
Common Shares	100,000,000	17,961,997 shares

Reorganization Shares	25,000,000	None

Preferred Shares	None	None

Common Share Options		1,643,165 options

Common Share Warrants		2,388,888

Long Term Debt		None

Risk Factors

Mineral Exploration is a Highly Risky and Speculative Business:

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company’s Exploration Efforts May Be Unsuccessful:

There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production.

The Company has a Lack of Cash Flow to Support its Operations:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares, exploration and/or property payments from joint venture partners as well as the sale of property interests. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The Company’s Properties Have No Reserves:

The properties in which the Company has an ownership interest or the concessions in which the Company has the right to earn an ownership interest are in the exploratory stage only and are without a known body of ore. If the Company does not discover a body of ore in the properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest, management intends to search for other properties or concessions where they can continue similar work. There is no guarantee, however, that the Company will ever discover an ore body.

The Company has No Guarantee of Clear Title to its Mineral Properties:

The Company’s mining claims have not been surveyed and accordingly the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of lands comprising the claims may be in doubt. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The Company Has a Reliance upon Joint Venture Partners to Conduct Exploration:

Several of the Company’s properties are subject to joint-venture agreements with unaffiliated companies. Certain of these agreements name the partner as the operator of the joint-venture and call for the partner to conduct minimum levels of exploration spending and/or property payments in order to maintain the property and joint venture in good standing. If the joint-venture partner is unable to conduct the exploration and/or make the agreed upon option payments, it could have a negative effect upon the Company’s plan of operations and financial position.

There is an Uncertainty of Obtaining Additional Funding to Meet Its Expected Future Requirements; Any Additional Funding Would Lead to The Possible Dilution to Present and Prospective Shareholders:

The Company will require additional funds to complete future exploration if the Company’s current exploration programs are successful. Failure to obtain additional financing in a timely basis could cause the Company to forfeit its interest in its properties, and/or reduce or terminate its operations. There is no guarantee the Company will be successful in closing additional financings. In addition, future financings which the Company obtains may be on terms less favorable to the Company than those obtained previously. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Future Mineral Prices May Not Support Corporate Profit:

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, future market pricing and demand will result in a profitable enterprise. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to new discoveries or improved mining techniques.

The Company’s Mineral Exploration Operations are Subject to Environmental Regulations:

The current and anticipated future operations of the Company require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s exploration activities in Canada are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for future exploration will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any project which the Company might undertake. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Risks Associated with Penny Stock Classification:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company Has a History of Net Losses:

The Company has had net losses since July 23, 1987 (Date of incorporation).

In Fiscal 2002, the Company had a net loss of ($44,024); Fiscal 2001, ended December 31, the Company had a net loss of ($168,534); and, in Fiscal 2000, ended December 31, the Company had a net income of $351,333; and, in Fiscal 1999, ended December 31, the Company had a net loss of ($1,611,614).

The cumulative net loss from date of incorporation to December 31, 2002 has been ($9,349,070).

The Company Has a Dependence on Certain Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required.

Certain Officers and Directors Serve as Officers and Directors of Other Companies:

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies including those that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest, which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matters. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Director William Coulter is a Director of Atna Resources Ltd., a mineral exploration company traded on the TSX; Director Bernard Kahlert is a Director of Diamonds North Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; Director Victor Tanaka is a Director of Fjordland Exploration, IMPACT Minerals, Pathfinder Resources, and Serengeti Resources, all mineral exploration companies listed on the TSX Venture Exchange; Director Albert F. Reeve is a Director of Doublestar Resources, a mineral exploration company traded on the TSX Venture Exchange; Corporate Secretary Janice Davies is Corporate Secretary for Diamonds North traded on the TSX Venture Exchange.

History of Volatility of the Common Stock Share Price:

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price. Exploration for minerals is considered high risk and highly speculative and the trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration. There can be no assurance that continual fluctuations in the Company’s share price and volume will not occur.

Company is Subject to Industry Competition:

The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company.

Difficulty for U.S. Investors to Effect Service of Process Against the Company:

The Company is incorporated under the laws of the Province of British Columbia, Canada.  A majority of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Commander Resources Ltd. (hereinafter also referred to as the "Registrant", “Commander” or the "Company") is a Canadian mineral resources exploration company.  The Company currently has interests in mineral exploration properties, all of which are located in Canada.

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.

The Company’s head office is located at 1550 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2. The telephone number is (604) 685-5254 and the facsimile number is (604) 685-2814. The Company also maintains a website at www.commanderresources.com. The Company’s contact person is William J. Coulter, President.

The Company has 100,000,000 shares of no par common stock and 25,000,000 of no par reorganization shares authorized. As of 12/31/02, the end of the Company’s most recent fiscal year, there were 17,328,831 shares of common stock outstanding (adjusting for a 1 for 3 reverse stock split of May, 2002) and no reorganization shares outstanding. As of October 16, 2003, there were 17,961,997 shares of common stock outstanding and no reorganization shares outstanding.

The Company's common stock trades on the TSX Venture Exchange under the symbol “CMD".

Corporate Background

Incorporation Data

The Company was incorporated under the laws of British Columbia, Canada on July 23, 1987. The Company conducted its Initial Public Offering in Canada only and shares of the Company began trading on the Vancouver Stock Exchange (now the Canadian Venture Exchange) on July 23, 1987.

Historical Corporate Development

Since incorporation, the Company has been involved in the exploration of natural resource properties.

The Corporation was incorporated under the laws of the Province of British Columbia on July 23, 1987 under the No. 94 Sail View Ventures Ltd., pursuant to the Company Act of British Columbia.  The name was changed to “Major General Resources Ltd.” on September 9, 1987.

On May 3, 2002, the Company completed a corporate reorganization. The Company’s subsidiary, Diamonds North Resources Ltd., was transferred to shareholders and the Company, in exchange for a 9.5% interest in Diamonds North, transferred its interests in its diamond exploration properties to Diamonds North. Concurrent with the transfer, the Company reverse split its stock on the basis of one new share for three old shares and changed its name to “Commander Resources Ltd.”.

The Corporation commenced active exploration and acquisition of mineral resource properties in 1987. The Corporation’s main objective is to acquire mineral properties, finance their exploration and development either through its own efforts or through joint-ventures with other mining companies.

On February 28, 1990, the Company acquired a portfolio of 32 exploration stage mineral properties located in Canada from UMEX Inc. Although certain of the acquired properties have been dropped, most of the UMEX properties remain within the Company’s current portfolio of 22 properties and have provided a base from which the Company has expanded its operations through the acquisition of addition properties by staking and joint-venture agreements.

During the Fiscal Year 1998 ended December 31, 1998 exploration was conducted on nine of the Company’s properties with 4 of the programs funded by the Company and 5 by joint-venture partners. In April, the Company optioned its Victoria Island Property to Monopros Limited. These properties have since been assigned to former subsidiary Diamonds North. For the year, the Company recorded $1,586,060 in property exploration and acquisition costs while receiving $227,899 in option and property payments. The Company recorded property write-offs in the amount of $97,624.

During the Fiscal Year 1999 ended December 31, 1999 the Company agreed to sell its Hammerdown/Rumbullion gold property in Newfoundland to Abiting Inc., an arms-length party. The purchase price was $4,000,000 consisting of cash payments totaling $3,400,000 and a further $600,000 upon commencement of production at the property at the rate of $10 per ounce of gold product from the property in excess of 70,000 ounces to 130,000. After 200,000 ounces of gold production, the Company is entitled to receive $20 per ounce provided the price of gold exceeds US$290 per ounce. The cash component of $3,400,000 was paid and the sale of the property was completed on March 3, 2000.

In August 1999, the Company and a joint-venture partner completed an option agreement with Dia Met Minerals on 2 large tracts of land on Victoria Island in Nunavut separate from those optioned to Monopros. On the first property, Dia Met can earn a 51% interest by expending $4.5 million in exploration over 5 years. On the second property, Dia Met can earn a 51% interest by spending $2.5 million in exploration over 5 years. These properties have since been assigned to former subsidiary Diamonds North.

For Fiscal Year 1999, the Company recorded $597,418 in property and exploration expenditures while receiving $198,437 in property and joint-venture option payments. The Company allowed four mineral licenses in Newfoundland to lapse and ceased exploration on five mineral properties in British Columbia and Ontario and recorded a write down on these properties in the amount of $66,065.

The Company completed a Private Placement on October 15, 1999. It consisted of the sale of 1,301,832 flow-through units and 984,000 non-flow through units at $0.15 per unit for proceeds of $329,114 (433,944 flow-through units and 328,000 non-flow through units at $0.45 per unit after adjusting for the 1 for 3 share consolidation effective May 3, 2002.)

During the Fiscal Year 2000 ended December 31, 2000, the Company completed the sale of the Hammerdown/Rumbullion gold property and recorded a gain of $1,308,610 on the transaction. Due to poor exploration results, the Company terminated the option on its Spider Lake property in Ontario and allowed certain mineral exploration licenses in Newfoundland to lapse and recorded a write down on the properties in the amount of $404,096.

In July 2000, the Company signed an option agreement with Hudson Bay Exploration and Development Company Ltd. on the Company’s 100% owned Green Bay Property in Newfoundland. Hudson Bay can earn 60% of the Property by spending $3.5 million on exploration over 4 years and making option payments to the Company. Hudson Bay dropped its option on the property during 2002.

For Fiscal 2000, the Company recorded $75,166 in property acquisition costs, $1,700,824 in exploration costs but received $927,508 in recoveries and property option payments.

In September 2001, the Company and its partners in the Misty Lake property signed an option agreement with BHP Billiton whereupon BHP can earn a 35% interest in the property if it drill tests the property and intersects kimberlite within two years. BHP can increase its interest to 51% if it completes a 200 tonne bulk test sample on any one kimberlite on the property. This property has since been assigned to former subsidiary Diamonds North.

Also in September 2001, the Company and its partner Donner Minerals completed an option agreement with Falconbridge Limited where Falconbridge can earn a 50% in the 33.5 square kilometer Sarah Lake property by spending $4,000,000 on exploration over 4 years. Falconbridge is currently exploring the property under the JV agreement with Donner and the Company.

For Fiscal Year 2001, the Company recorded $147,546 in property acquisition costs, $891,053 in exploration costs minus $307,382 in recoveries and property option payments and wrote-off $24,771 in mineral properties.

On February 15 2002, the Company completed a Private Placement of 533,333 Units at $0.30 per Unit for total proceeds of $160,000 (after adjusting for the 1 for 3 share consolidation effective May 3, 2002.)

On February 27 2002, the Company completed a Private Placement of 2,222,222 Units at $0.45 per Unit for total proceeds of $1,000,000 (after adjusting for the 1 for 3 share consolidation effective May 3, 2002).

In June 2003, the Company entered into an option agreement with BHP Billiton Diamonds to explore for gold and other minerals on 1,112,000 acres on Baffin Island, Nunavut, Canada. The Company can earn a 100% interest in the project by spending $10.2 million in exploration by December 31, 2012 and delivering a Feasibility Study by December 31, 2014. The Company’s earned interest is subject to a back-in right by BHP on any mineral discoveries other than gold where BHP can re-acquire a 75% interest. The project is also subject to a 1-3% NSR to BHP based upon gold prices, and certain of the leases are subject to a 12% Net Profits Royalty payable to the Nunavut Tunngavik Inuit.

In August 2003, the Company entered into an agreement with Falconbridge Ltd. to explore for gold, diamonds and other metals on 720,000 acres on Baffin Island, Nunavut, Canada which adjoin the previously optioned BHP Billiton leases. The Company can earn a 100% interest by spending $8 million in exploration prior to 2011. Any gold discovery is subject to a 1-3% NSR based upon gold prices, payable to Falconbridge. On commodities other than gold, the Company can earn a 100% interest, subject to back-in rights held by Falconbridge and BHP which are covered by a pre-existing agreement between Falconbridge and BHP, as well as NSR royalties which vary from 1.5-2% depending upon the type of metal.

Plan of Reorganization

On March 4 2002, the management of Major General Resources proposed to shareholders a “Plan of Arrangement” which provided for the reorganization of the Company. Management determined that by separating the metal exploration assets and the diamond exploration assets into two separate companies would facilitate future financing opportunities and maximize shareholder value.

Under the Plan of Reorganization (the “Plan”), the Company’s diamond property assets would be transferred into a new company, Diamonds North Resources Ltd. (“DNR”). Major General Resources would consolidate its issued and outstanding common shares on the basis of 3 old shares for 1 new share and the name of the Company would be changed to Commander Resources Ltd.

Once the consolidation of the name change are declared effective, the Company would then exchange each 3.5 issued and outstanding post consolidated common shares of the Company for 3.5 new common shares and one reorganized share of the Company. All the reorganized shares will be transferred to DNR in exchange for one common share of DNR to be issued by DNR for each reorganized share transferred, and the Company will redeem all of the reorganization shares by the transfer to DNR of its diamond exploration property interests (the “Diamond Property Interests”). To facilitate the activation of DNR, the Company has advanced a $300,000 working capital loan to DNR. The Company’s non-diamond exploration properties and the balance of the working capital will remain with the Company.

The Company will be issued by DNR 890,000 common shares of DNR and will retain up to a 2% royalty on diamond production on each property transferred to DNR. Except for the 890,000 common shares that will be held by the Company, the completed Reorganization will result in common shareholders of the Company holding the same proportionate number of common shares in both the Company and DNR. As soon as possible after completion of The Plan, DNR will use its best efforts to conclude a prospectus offering to raise an estimated $1,500,000 through the issuance of 3,000,000 DNR and 1,500,000 DNR share purchase warrants. In addition, DNR will seek a listing of its shares on the TSX Venture Exchange.

The proposed reorganization was unanimously approved by Major General’s Board of Directors on March 4, 2002. The plan was approved by the Company’s shareholders at the Extraordinary General Meeting held April 12, 2002. Approval of the reorganization was applied for and approved by the Supreme Court of British Columbia on April 17, 2002.

The Company has completed the $300,000 loan to Diamonds North for working capital purposes. The loan accrues interest at a rate of 6% per year and is repayable by March 1, 2004 or may be converted into DNR units at a price of $0.50 per unit. Each unit would consist of one common share and one-half of a share purchase warrant, with each warrant exercisable to acquire one common share of DNR at a price of $0.60 per share from a one year period from the date the DNR shares commence trading on the TSX Venture Exchange.

On May 3, the Company completed its Reorganization. The name of the Company was changed to Commander Resources and the common shares of Major General were consolidated on the basis of 1 new common share for 3 old shares. The outstanding common stock options and purchase warrants were also consolidated on the same basis and the exercise prices were tripled. The outstanding warrants and options were also separated to be exercisable separately into Commander common shares and Diamonds North shares on the basis of 1 common share of DNR for every 3.5 shares of Commander.

Pursuant to the consolidation, the Company also issued each holder 1 reorganization share for each 3.5 post-consolidation share of Commander. All the reorganization shares of Commander held by Commander shareholders were transferred to Diamonds North in exchange for 4,951,032 common shares of DNR. DNR then exchanged all the reorganization shares with Commander in exchange for Commander’s diamond properties. DNR has filed a preliminary prospectus with the British Columbia Securities Commission in connection with a proposed initial public offering of its common shares and is now listed on the TSX Venture Exchange under the symbol “DDN”.

The Book value of the exploration properties transferred by Commander to Diamonds North under the Plan were as follows:

Property Name	Location	Book Value

Blue Ice	Nunavut	$223,865
Hadley Bay	Nunavut	1,624
Mariner North	Nunavut	20,174
Mariner South	Nunavut	22,594
Washburn	Nunavut	592,859
Wellington	Nunavut	6,921
GTEN	NW Territories	2,190
Kidme	NW Territories	95,432
Misty Lake	NW Territories	519,181

Total		$1,484,840

Full details of the Plan of Arrangement and reorganization is contained in the Information Circular and Schedules that have been filed as exhibits to this Registration Statement.

DESCRIPTION OF PROPERTY

Corporate Offices

The Company's executive offices are located in subleased space of approximately 2,649 square feet located at 1550 – 409 Granville Street, Vancouver B.C. V6C 1T2. The lease is through February 29, 2004 and sublet from a larger rented office space shared with several other corporations with directors in common. The Company’s share of annual rental costs under the current agreement is approximately $31,000. The space is considered adequate for the Company’s current and anticipated future needs.

The Company currently has a direct interest in mineral exploration properties and royalty interests in several additional properties. The properties are all at the exploration stage and are prospective for base metals, precious metals and diamonds. All of the properties are located in Canada. The Company considers 4 of its projects to be of primary importance to its current operations. The remainder of the Company’s properties are held in good standing. Several are subject to joint-venture agreements and exploration is being conducted by the Company’s partners while the others are inactive and are being held in the portfolio for either a recovery in the commodity price of metals or for possible joint-venture opportunities with other mining companies. Subject to the Plan of Reorganization as discussed above, the Company transferred its diamond exploration property assets to a newly-incorporated corporation, Diamonds North Resources Ltd.

The Company is currently focusing its exploration efforts on its newly acquired gold/metal exploration projects on Baffin Island, as well as ongoing exploration at is Labrador nickel projects.

The following is a description of the Company’s mineral properties and its interest in such properties.

Baffin Island Properties

The Company’s Baffin Island, Nunavut Properties consist of three adjacent properties which together total approximately 1.112 million acres which are optioned from BHP Billiton Diamonds and Falconbridge. Under the option agreements, the Company can earn a 100% interest in certain metal discoveries on these properties subject to certain back-in rights held by the optioners, as well as various Net Smelter and Net Profit Royalties.

Baffin Island Gold Projects
LOCATION MAP
Baffin Island
Nanisivik
Pond Inlet
Arctic Bay
Clyde River
Piling Gp
Bravo Lake
Qimmiq
Qikiqtarjuaq
Igloolik
Hall Beach
Hoare Bay Gp
Taloyoak
Gjoa Haven
Kugaaruk
Dewar Lake
Pangnirtung
Repulse Bay
RAE
IQALUIT
1:10000000
100 0 100 Kilometers
Cape Dorset
Kimmirut
Coral Harbour
Lake Harbour Gp
Baker Lake
Chesterfield Inlet
HEARNE
Rankin Inlet
Raglan
Karrat Gp
Black Angel

How Acquired

The Company’s Baffin Island projects have been assembled from 3 separate option agreements.

BHP Billiton Agreements: Under two agreements with BHP Billiton Diamonds dated June 18, 2003, the Company can earn a 100% interest in the gold exploration rights on 450,000 hectares (approximately 1.1 million acres). The first agreement covers 400,000 hectares, while the second covers 50,000 hectares which BHP originally optioned from an Inuit corporation. The agreements are structured as follows:

1) The First Agreement:

a)

The Company can earn an initial 50% interest by incurring $100,000 in expenditures on the project by December 31, 2003.

b)

The Company can earn an additional 50% interest (for an aggregate interest of 100%) by incurring $100,000 in expenditures on the project by December 31, 2005.

c)

If a mineral discovery other than gold is made before the Company has earned a 100% interest, BHP may exercise a back-in option which allows BHP to re-acquire an aggregate 75% in the project by paying the Company 200% of the amount of the expenditures incurred by the Company on the project to that date.

The Company’s interest is subject to an NSR payable on gold production to BHP. The NSR varies from 1-3% as follows:

Price of Gold (on the London Metals Exchange, in US$ per ounce)	Net Smelter Royalty Due to BHP
$300.01 or less	1.00%
$300.01 to $325.00	2.00%
$325.01 to $350.00	2.50%
$350.01 to $375.00	2.70%
$375.01 to $400.00	2.90%
Above $400.00	3.00%

2) The Second Agreement:

a)

The Company can earn an initial 50% interest by incurring $4.0 million in expenditures on the project by December 31, 2007 under the following schedule:

$200,000 on or before December 31, 2003;

Irrevocably committing to incur an additional $500,000 on or before March 31, 2004 and incurring such amount on or before December 31, 2004;

Irrevocably committing to incur an additional $800,000 on or before March 31, 2005 and incurring such amount on or before December 31, 2005;

Irrevocably committing to incur an additional $1,100,000 on or before March 31, 2006 and incurring such amount on or before December 31, 2006; and

Irrevocably committing to incur an additional $1,400,000 on or before March 31, 2007 and incurring such amount on or before December 31, 2007.

b)

After having earned its 50% interest, the Company can elect to earn an additional 30% interest (for an aggregate 80% interest) by incurring a further $6.0 million in expenditures by December 31, 2012 under the following schedule:

$1,000,000 on or before December 31, 2008;

An additional $1,000,000 on or before December 31, 2009;

An additional $1,000,000 on or before December 31, 2010;

An additional $1,500,000 on or before December 31, 2011;

An additional $1,500,000 on or before December 31, 2012.

c)

After having earned an 80% interest, the Company may earn a further 20% interest (for an aggregate 100% interest) by delivering a feasibility study to BHP by December 31, 2014.

d)

If a mineral discovery other than gold is made before the Company has earned a 100% interest, BHP may exercise a back-in option which allows BHP to re-acquire an aggregate 75% in the project by paying the Company 200% of the amount of the expenditures incurred by the Company on the project to that date.

The Company’s interest is subject to an NSR payable on gold production to BHP. The NSR varies from 1-3% as follows:

Price of Gold (on the London Metals Exchange, in US$ per ounce)	Net Smelter Royalty Due to BHP
$300.01 or less	1.00%
$300.01 to $325.00	2.00%
$325.01 to $350.00	2.50%
$350.01 to $375.00	2.70%
$375.01 to $400.00	2.90%
Above $400.00	3.00%

In addition to the NSR due to BHP, 50,000 hectares of the project is owned by Nunavut Tunngavik Incorporated, a private corporation which administers Inuit land in Nunavut. A 12% Net Profits Royalty is due to Nunavut Tunngavik Incorporated from any gold production on that portion of the project.

Falconbridge Agreement:  In an agreement dated August 6 2003, the Company entered an option agreement with Falconbridge Ltd. where the Company can earn up to a 100% interest in any gold, metal or diamond discovery, subject to an NSR payable to Falconbridge which varies by commodity produced, as well as back-in rights. The Company can earn a 100% interest in any gold, diamond, or metals discovery by expending $8.0 million prior to 2011 under the following schedule:

$75,000 on or before December 31, 2003, of which $25,000 of fieldwork must be spent to follow-up nickel targets identified by Falconbridge, and contract the processing of data to select nickel targets to Falconbridge’s satisfaction (estimated at a cost of approximately ($15,000);

In the aggregate amount of at least $275,000 on or before December 31, 2004;

In the aggregate amount of at least $575,000 on or before December 31, 2005;

In the aggregate amount of at least $1,000,000 on or before December 31, 2006;

In the aggregate amount of at least $2,000,000 on or before December 31, 2007;

In the aggregate amount of at least $3,000,000 on or before December 31, 2008;

In the aggregate amount of at least $4,000,000 on or before December 31, 2009;

In the aggregate amount of at least $6,000,000 on or before December 31, 2010;

In the aggregate amount of at least $8,000,000 on or before December 31, 2011.

The agreement is subject to certain Net Smelter Royalties and back-in agreements as follows:

a)

Any gold discovery is subject to a sliding scale NSR, payable to Falconbridge, based upon the following schedule:

Price of Gold (on the London Metals Exchange, in US$ per ounce)	Net Smelter Royalty Due to Falconbridge

$300.01 or less	1.00%
$300.01 to $325.00	2.00%
$325.01 to $350.00	2.50%
$350.01 to $375.00	2.70%
$375.01 to $400.00	2.90%
Above $400.00	3.00%

b)

For any nickel or base metal resource discoveries, Falconbridge has the right to back-in for an aggregate 75% interest in any discovery by paying the Company 200% of the Company’s discovery costs and establishing a joint-venture;

c)

If Falconbridge elects to not back into any discovery, it will receive a 2% NSR on any Nickel Resource and a 2% Gross Overriding Royalty (“GOR”) on any Diamond Resource. However, if Falconbridge elects to exercise its back-in rights on any such resources, there will be no NSR or GOR;

d)

Falconbridge would receive a 1.5% NSR on any Base Metal Resource. If Falconbridge elects to exercise its back-in rights on any such deposit, the 1.5% NSR would pertain to only Commander’s 25% interest;

e)

Under a pre-existing agreement between Falconbridge and BHP Billiton, BHP Billiton may pre-empt Falconbridge’s rights on any Sedex-type (stratiform sediment hosted BHP type) base metal discovery. If BHP elects to participate, it can earn a 75% interest by completing a bankable feasibility study. If Falconbridge elects to not exercise its rights, the Company would have a 25% interest. However, if both BHP and Falconbridge exercise its rights, the Company would have a 6.25% interest.

Location and Access

The projects are located on Baffin Island in Canada’s artic north. Baffin Island is the 5th largest island in the world by area. The Company’s projects lie approximately 600 kilometers north of Nunavut’s capital of Iqaluit. Access is by air and two airstrips (Fox 2 and 3) exist on the property, both of which can support heavy lift cargo aircraft. Access within the project is by helicopter from a field camp located one kilometer NE of the Fox 3 airstrip.

Regional and Property Geology

Baffin Island covers the Piling Group of the Foxe Fold Belt which is a supracrustal basin. The Piling Group consists of several formations, including sulphide schists, quartzites, amphibolite and ultramafic units. A set of north-dipping thrust faults striking east-west separate a northern domain from a southern domain containing different sets of formations.

Work conducted to date on the projects has identified several different types of mineral occurrences. Due to the prospecting nature of the work and the large size of the project, specific property geology is not yet well understood.

History and Previous Work

Only certain portions of the project have ever been explored, with all the recorded work consisting of limited early-stage prospecting and sampling. The Company is not aware of any drilling ever being conducted on any portion of the project.

The first recorded exploration on the project occurred in 1976, when Cominco obtained five prospecting permits and conducted prospecting and silt sampling. A number of mineral occurrences were discovered, including lead/zinc and copper mineralization. Cominco re-examined the area in 1981 after the Geological Survey of Canada published the results of a lake geochemical sampling. Prospecting for gold mineralization to follow-up the survey was discouraging. In 1985-1986, Petro-Canada conducted detailed lake geochemical sampling which isolated 3 areas of elevated mineralization. In 1991, Comaplex Minerals and Agnico Eagle Mines acquired 12 prospecting permits and conducted lithogeochemical sampling in a search for turbidite-hosted gold mineralization as a follow-up to the Petro-Canada results. In 1993, Noranda acquired 4 prospecting permits which they transferred to Savanna Resources which was granted an additional 6 prospecting permits. Savanna attempted to trace the previously identified Black Angle trend through prospecting and sampling. Savanna’s permits lapsed in 1998. In 1995, International Capri acquired 5 prospecting permits and discovered a 500-meter long massive sulphide horizon.

During 2000, several companies began to focus exploration on the Piling supercrustal package of rock formations. The companies included Falconbridge and BHP Billiton. In 2001, Falconbridge and BHP agreed to combine their land packages, with Falconbridge exploring the project for Copper/Nickel mineralization and BHP exploring for Broken Hill type (“BHT”) mineralization. Field work conducted by the partner during 2001 yielded one base-metal BHP type showing and two gold anomalies identified through grab sampling. During 2002, BHP commissioned airborne surveys over selected portions of the property which they followed-up with field crews checking identified anomalies. Abundant low-grade zinc mineralization was discovered.

Current and Planned Exploration

Since acquiring an option on the project during 2003, the Company conducted mapping, prospecting, surveying and sampling of previously identified mineralization and targets. Commander’s mobilized a ten-man crew which conducted exploration during August and September on 3 portions of the property which are identified as the Qimmiq, Dewar and Bravo projects.

Qimmiq Project-BHP

The Qimmiq Project consists of 5 claims optioned from BHP and contains the Malrok gold showing located in the Qimmiq 1 claim. The Company’s exploration at Malrok included detailed channel sampling of exposed bedrock over approximately 900 meters of strike length. Of the 212 channel samples, 90 returned assays of greater than 0.5 g/t. The gold appears to be contained in an iron formation with small quartz veins. Additional grab sampling has extended the gold mineralization to a total of 1.5 kilometers.

The Company also conducted electromagnetic geophysical surveying which outlined a number of conductors. Two of the conductors correlate to the two mineralized horizons identified through the channel sampling, with additional conductors lying outside the area of known mineralization.

The Company also sampled several other areas at Qimmiq. These include a gold showing on the Qimmiq 5 claim which returned anomalous gold values along a strike length of 1.2 kilometers called the Qim 5 Prospect, and sampling of a gold showing on Qimmiq 6 which identified gold mineralization consistent with a banded-iron formation called the Ridge Lake Zone.

Dewar Project - BHP

The Company took 141 samples on the Dewar Project. Of this amount 13 samples taken on claim number 2572 returned anomalous gold values from an iron formation.

Bravo Project - Falconbridge

The Company completed an office study of previously collected data, as well as prospecting Bravo Lake for additional Malrok-type gold mineralization and prospecting and sampling to evaluate the nickel potential of the mafic/ultramafic units.

Commander took 236 samples during the 2003 field program, including 77 samples on a Broken Hill type (“BHT”) occurrence named Tuktu which was discovered by BHP in 2001. BHP’s exploration of Tuktu including sampling, airborne and ground surveying. BHP’s determined the results were disappointing and the mineralization at Tuktu was of limited size. Under its follow-up program, the Company completed additional ground geophysical surveying and sampling. The ground geophysical surveys confirmed that Tuktu is of limited size, but also outlined a series of additional anomalies. Prospecting and sampling in the area did not yield any significant results. However, a single grab sample did return anomalous gold values which should be followed up with additional work.

The Company also took samples in several other areas of the project. On permit #2381, the Company’s sampling identified a Malrok-type iron formation. Channel sampling of the occurrence is recommended for 2004. On permit #2369, the Company identified gold mineralization associated with an iron formation.

The Company has met its required project expenditures for 2003. For 2004, the Company plans additional exploration on its Baffin Island projects, including prospecting, mapping, surveying, and sampling. The Company is also planning to drill the Malrok and Ridge Lake zones located on the Qimmiq Project. The Company anticipates its 2004 field season will begin during the Spring.

On November 11, 2003, the Company announced a non-brokered private placement to raise $1.92 million to fund its anticipated 2004 Baffin Island exploration program.

Green Bay Project

The Green Bay Project is a 12,567 hectare property in 741 claim units located in north-central Newfoundland. The Property has no reserves does not represent a producing property and the Company’s current operations consist of a joint-venture with Hudson Bay Exploration and Development Company Ltd. consisting of an exploratory search for mineable deposits of minerals.

The Company owns a 100% interest in the project (subject to certain varying underlying royalty interests on certain claim blocks of between 0.5 and 1%).

How acquired

The Company originally acquired a portion of the current project through an option agreement for a 50% ownership position with Noranda Inc. in 1987. In 1992 the Company acquired the remaining 50% interest they did not own. Between 1992 and 1997, the Company added to the original property by acquiring additional acreage through staking and option agreements. In 1999, the Company sold a portion of the property containing the Hammerdown/Rumbullion gold project (described separately) but retained the remainder of the property.

Hudson Bay Agreement

On July 10, 2000 the Company entered into a joint-venture agreement with Hudson Bay Exploration and Development Company Ltd. (“HBED”), a subsidiary of Anglo-American. Under the agreement, HBED may earn a 60% interest in the properties by making exploration expenditures of $3.5 million and option payments of $200,000 over a period of four years. Once HBED has earned the 60% interest, a Joint Venture will be formed where HBED may earn an additional 15% interest by funding a feasibility study, upon which ownership will be HBED 75% and Commander 25%. If Commander dilutes to a 10% equity interest, its joint venture interest will revert to a 2% NSR of which 1% can be bought by HBED for $2 million.

During 2002, Hudson Bay completed a drill program on the property. After review of the results, Hudson Bay determined the property did not satisfy its exploration criteria and the terminated its option.

Location and Access

The property lies north-central Newfoundland near the mining town of Springdale. The property crossed by Provincial Highway 391 and access to the remainder of the property is by logging roads.

Regional and Property Geology

The region of Newfoundland containing the project is underlain by several groups of volcanic rock including the Lushs Bight Group and the Catchers Pond Group. Several known faults underlie the property and region, including the Green Bay Fault. The area is known as containing several types of mineralized systems and hosts the Buchans Mining Camp where historical production of copper, zinc, lead, silver and gold is well documented. The Springdale region has several historic copper and base metal mines dating to at least the 1880’s.

The Green Bay property lies at an elevation varying between 150 and 250 meters above sea level. Exploration can be conducted all year-round. Winters tend to be snowy, which can cause local flooding and wet conditions during the Spring months. The property is forested, although certain portions of the property have been logged. Outcrop exposure varies from excellent in the logged areas to poor in others and overburden is generally less than 5 meters thick.

History and Previous Work

The area containing the project lies within a historical mining district dating from at least the late-1800’s. From 1909 to 1959, intermittent mining and exploration was conducted on the property by various local workers. In the late 1950’s to the 1960’s, Brinex, Falconbridge and Cominco conducted various exploration surveys and limited drilling in search of base metals on a large concession which included the boundaries of the Company’s Green Bay project. Noranda acquired claims covering the northeastern area of the property in 1986. In 1987, Commander acquired a 50% option on the property and jointly the companies conducted several phases of exploration, including trenching and drilling. These programs discovered the Hammerdown and Rumbullion gold deposits.

In 1991, Noranda sold its 50% interest to Hemlo Gold who subsequently sold the interest to Commander for its current 100% interest. From 1993 to 1997, the Company acquired additional ground through staking or option agreement and continued exploring the property through surveys, sampling and mapping as well as drilling. The program outlined several new base-metal occurrences on the property.

Rio Algom Exploration optioned most of the property (minus the Hammerdown and Rumbullion areas which were later sold to Abiting Inc. in 1999) to Rio Algom Company on December 23, 1997. Rio Algom conducted detailed compilation of previous work as well as new mapping, geophysical surveys and a 5 hole BQ diamond drill program. When the program failed to discover a significant Volcanic Massive Sulphide (VMS) deposit, Rio terminated its option.

In July 2000, the Company entered the option agreement with HBED. Hudson Bay proceeded to conduct a low level aeromagnetic survey, collected soil and rock samples and completed over 350 kilometers of geological mapping. A second phase consisted of additional surveying and a 5 hole, 1800 meter diamond drilling program. Three of the holes did not encounter significant mineralization while the other 2 holes encountered encouraging volcanic breccias and base metal mineralization.

Identified Property Mineralization

Since first optioning the project in 1987, the Company and its joint-venture partners have identified several areas of mineralization on the Green Bay project which may warrant further investigation.

Lochinvar: Lochinvar is a zinc-copper-silver-lead massive sulphide deposit which was last drilled by Commander in 1996. Although the previous work intersected base metal mineralization, the geology underlying the area suggests the extent of any additional mineralization is limited.

Lochinvar South/Beetle Pond: This area lies to the southeast of Lochinvar and was first drilled by Cominco in 1967 with 2 holes which intersected 0.5% copper over 0.5 meters. Noranda drilled 2 new holes under Bettle Pond which intersected 1.6% zinc over 2.0 meters. Commander conducted a geochemical survey in the area which returned highly anomalous gold values. This survey was followed up with several drill holes which returned minor gold values, including one hole with a 1 meter section returning 2.67 g/t gold. Hole RJ-93-10 was drilled west of the earlier holes and interested 1.2% zinc over a 1.5 meter width. The drill results combined with survey and soil geochemistry results warrant further work in this area.

Batters Brook: In 1995, the Company drilled this area based upon positive results from positive soil geochemistry and electromagnectic survey results. Hole BB-95-7 returned an intersection of 6.3 meters grading 6.6% zinc, 0.75% copper, 2.7% lead 50.8 g/t silver and 0.98 g/t gold. In total, 11 holes have been drilled along a 500 meter strike length to a maximum depth of 150 meters.

The deposit is a thin massive sulphide sheet that at present definition is too small to be economic.

Rigel Alteration Zone: This zone occurs 800 meters from Battlers Brook along strike. Commander has conducted IP surveys on 200 meters spaced lines and drilled 5 holes. The best hole was BB-95-3 which returned 30 centimeters grading 5.7% copper, 2.4% zinc and 7.5% silver.

Ursa Major: This area was drilled by the Company in 1996. The best results were one hole returning 30 meters of 0.12% copper and a follow up hole which returned 0.25 meters grading 3.7% copper.

Ursa Minor: The Company last drilled this area in 1996 and completed 5 holes along a 1-kilometer strike length. All 5 holes returned thin bands of massive sulphide mineralization containing zinc, lead, silver and gold with the best results obtained in Hole SP-96-01 which returned 2.8 meters grading 1.66% zinc and 0.56% lead as well as a separate 70cm interval which returned 150 g/t silver and minor gold values.

Indian Brook Showing: This area of zinc-lead mineralization was discovered by Falconbridge in 1951. Falconbridge drilled 3 holes in the area but appear to have drilled parallel to strike. Brinex drilled 4 holes in 1981 which returned only minor results. Commander mapped the area and drilled a single hole in 1996 to a depth of 166.42 meters which returned inconsequential mineral values.

Golden Anchor Gold Zone: Located near the Hammerdown gold deposit which was sold by the Company in 1999, this area is one of the two gold showings not joint-ventured with Hudson Bay and retained 100% by the Company. In early 2001, the Company completed a 12 hole diamond drill program totaling 1672 meters. The program intersected sulphides with associated quartz veining, but no significant gold values were intersected.

Orion Gold: Located southwest of the Hammerdown gold deposit, and located on the Hammerdown deformation zone, the property is 100% owned by the Company. The Company commenced a drill program on the property in November, 2002. Four holes were drilled at Orion; two at depth and two to test an interpreted fault offset to the east. At depth, several narrow gold zones were encountered. The fault offset holes encountered the Orion Gold zone with a 0.6 meter intercept grading 5.09 g/t gold. Further drilling will be required in the offset area to follow-up those results.

Planned Work Program

Joint Venture partner Hudson Bay commenced a 3000-meter drill program on the property in March 2002. The program was designed to test the property for volcanogenic copper-zinc rich massive sulphides. Although base metal zones were encountered, Hudson Bay determined the results did not meet its exploration criteria. Therefore, Hudson Bay terminated its option and returned the property to Commander.

Commander initiated a drill program in October, 2002 to test several of these targets. To test for VMS base metal mineralization, the Company drilled 5 holes and one deep hole extension, with the entire program totaling 1,900 meters. Although sulphide zones were encountered in altered felsic volcanics with some base metal mineralization, no ore-grade intercepts were returned.

On August 6, 2003, Commander sold Mineral License 4870 to Richmont Mines Inc. in consideration for a $25 royalty for each ounce of gold produced from the property.

Commander initiated a soil sampling and trenching program in October, 2003 on the Southern Cross Project. Although gold was recovered, the intercepts were too narrow and no future work is planned.

Hammerdown/Rumbullion Gold Property

Hammerdown/Rumbullion lies approximately 14 kilometers west of Springdale, Newfoundland. The company currently has no interest in the property except for a royalty interest as described below.

The property was originally part of the Company’s Green Bay Project. Commander was granted a 97 hectare Mining Lease, #153, in June 1998.

The Company sold an option to purchase the Mining Lease to Abiting Inc. on November 3, 1999 in exchange for a $100,000 payment and a further $3.3 million on March 3, 2000 if the option was exercised. In addition, Abiting agreed to pay Commander $600,000 in gold production royalties calculated at the rate of $10.00 per ounce on mine production from 70,000 to 130,000 and further royalty of $20 per ounce of gold produced over 200,000 ounces provided the price of gold is US$290.00 an ounce or higher. Additionally, Abiting cancelled all of the royalty and back in rights on Commander’s remaining Rendell-Jackman mineral claims outside of the Hammerdown/Rumbullion Lease #153.

Abiting subsequently sold the Mining Lease to Richmont Mines Inc. who assumed the ongoing royalty obligations to Commander. Richmont commenced commercial mining operations in July 2001. During Fiscal Year 2002, the Company received $202,785 in royalties from Richmont.

On July 31, 2003, Commander entered into an option agreement with the Black Bart Syndicate to earn up to a 100% interest in the 9460M, 9465M, 9467M and 9422M mineral licenses in consideration, Commander will pay the Black Bart Syndicate a $25 royalty for each ounce of gold produced from the mineral licenses.

The Sarah Lake Property

The Sarah Lake Property consists of 142 claim units covering approximately 3350 hectares in central Labrador. The property is considered a nickel and base metal exploration property. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals in conjunction with its joint-venture partners. Commander currently holds a 47.94% interest in the property and Donner Minerals holds 52.06%, subject to an option agreement with Falconbridge Limited who can earn a 50% interest in the property by incurring $4,000,000 in exploration expenditure on the property before December 31, 2006.

How acquired

The Company acquired the property through staking in 1995. In 1996, the Company optioned the property to Donner Resources Ltd. who earned 60% of the property from Commander by paying $125,000 in option payments and issuing 150,000 common shares to Commander and expending $1,000,000 in property exploration. In 1999, a dispute between the Innu Nation and Donner forced the cancellation of all planned exploration programs on Donner’s Labrador properties which included the Sarah Lake joint-venture. In 2000, Commander signed a separate agreement with the Innu Nation allowing exploration to proceed. The Company conducted spent $530,000 on exploration on the property in 2000 funded solely by Commander. Under the option agreement with Donner, any partner not funding a pro-rata share of exploration expenditures would see its ownership percentage of the property reduced by the amount of the exploration. Therefore, Commander obtained an additional 7.94% interest in the property.

Falconbridge Agreement

On September 6, 2001 Falconbridge entered into an agreement with Donner and Commander to earn a 50% interest in the Sarah Lake property by spending $4,000,000 in exploration on the property on or before December 31, 2006. The agreement is part of a larger agreement between Falconbridge and other mining companies with properties in the area which in total covers approximately 624.5 square kilometers. Falconbridge can earn a 50% interest in the combined property by incurring a total of at least $2,000,000 in exploration expenditures on the combined property on or before December 31, 2002 and $2,000,000 in each subsequent calendar year. The minimum expenditures must include at least $200,000 on or before December 31 2003 and $100,000 in each of the subsequent calendar years on Commander’s Sarah Lake property.

Location and Access

Sarah Lake lies 260 kilometers north-northwest of the city of Goose Bay and 90 kilometers south of the Voisey’s Bay nickel-copper-cobalt deposit.

The general area is relatively undeveloped, and access to the property is primarily via fixed-wing floatplane from Goose Bay to a base camp on Pants Lake. Transportation to and from the property is then supplied via helicopter.

The property ranges from between 270 to 550 meters above sea level. The terrain is rugged with lower elevations characterized by forested valleys at the lower elevations. At higher elevations the property is open with low shrubs, grassy meadows and barren outcrops. Winters in the area are hard and the typical field season runs from May to October.

Regional and Property Geology

The South Voisey’s Bay Project, including the Sarah Lake property, straddles a major tectonic boundary between rocks of the Churchill structural province to the west and rocks of the Nain structural province to the east.  In the province lies the Nain Plutonic Suite and the Harp Intrusive Suite which are large igneous complexes

Locally, the Pants Lake Intrusive Suite is an extensive gabbroic complex. The highest magnesian gabbro is an olivine troctolite which is host to the nickel-copper mineralization. At the base of the troctolite lies a substantial amount of “contaminated gabbro” due to the large amounts of country rock included in the formation. Disseminated and stringer nickel-copper sulfides are usually associated with the contaminated gabbros, and the contaminated gabbro hosts all the nickel-copper mineralization at the South Voisey’s Bay area.

History and Previous Work

In 1995, following the discovery of the massive Voisey’s Bay magmatic nickel-copper deposit, the Company staked Sarah Lake and 13 other properties over areas of prospective gabbroic host rocks throughout the Harp Lake District of Labrador. The Company conducted a sampling program on several gossanous zones on the property and anomalous values of copper, nickel and cobalt were found. A 130 kilometer aerial magnetic survey was completed over the southern half of the property and a large number of EM conductors and magnetic highs were detected.

In 1996, the Company optioned the property to Donner Resources Ltd. Donner assembled a large land package in the area by optioning properties from several other mining companies in the area. In 1996, Donner completed 854 meters of drilling in 10 shallow drill holes in the Southern half of the property. The holes encountered intermittent, narrow zones of nickel-copper sulfides.

In 1997 and 1998, Donner Resources and its general contractor Teck Exploration Ltd. conducted an extensive exploration program on the property which included HLEM geophysical surveying, geological mapping and prospecting on the southern half of the property. Drill targets were selected from the interpretation of the work and 26 diamond drill holes were completed and down-hole TDEM surveying was conducted to search for off-hole mineralization. Regional gravity surveying was then completed over three fourths of the property.

In 1999, a dispute between Donner and the Innu Nation forced the cancellation of all work on Donner’s joint-venture properties in the area. In early 2000, Commander signed a separate agreement with the Innu Nation and the Company commissioned L. Lebel of Orequest Consultants to review exploration data on the property. Lebel outlined a large, strong gravity anomaly. In the fall of 2000, the Company then conducted a 2 hole (1321.2 m) diamond drilling program to test the gravity anomaly. No significant amounts of nickel-copper sulphides were encountered during this program. However, the drilling did delineate a very thick sequence of layered, contaminated olivine Gabbro. This feature is deemed favorable for the possible accumulation of significant amounts of magmatic massive sulfides. As the basal contact of the gabbroic suite was not intersected, the source of the gravity anomaly remains unknown.

Planned Work Program

During the 2002 field season, Falconbridge conducted regional exploration, including detailed geophysical programs, on its property interests in the area, including Sarah Lake. Falconbridge also conducted a drill program on a property adjoining Sarah Lake on a property owned by other companies. That program encountered narrow nickel sulphide intersections. Based upon those results, Falconbridge commenced a 2,200 line kilometer survey on the eastern half of its South Voisey Bay Project which includes the Company’s Sarah Lake property. This survey identified nine conductive trends, three of which are partially located on the Sarah Lake property. Falconbridge followed up with additional surveys, which confirmed several strong electromagnetic anomalies, two of which are located within the North Gabbro in the central portion of the Sarah Lake property. In late 2003, Falconbridge drill tested two strong, deep seated targets on the Sarah Lake property.

Hole SVB-03-142 encountered 252 metres of the favorable Black Gabbro between 122 metres and 374 metres.  The base of the gabbro contains a 7.9 meter interval of 20-50 percent magmatic sulphides within a think hybrid gabbro which was intersected between 356.1 and 372.9 metres.  The 7.9 meter interval from 365.1 – 372.9 averaged 0.14 percent nickel, 0.12 percent copper and 0.08 percent cobalt.  The hole continued in country rock paragneiss to a depth of 503 metres.  The semi-massive sulphides encountered explained the surface EM conductor.

Hole SVB-03-143, located 850 metres to the northwest of hole-142, was drilled to test another strong, deep conductor.  This hole encountered 327 metres of Black Gabbro between 219 and 546 metres.  At the base of the gabbro, a 60 metre thick sequence of disseminated sulphides was encountered from 486 to 546 metres.  Sulphides consisting of both fine disseminations and clasts to 3 cm total 5-10 percent of this interval.  The best assay interval is a 12 metre section from 501-513 metres which assays 0.12 percent nickel, 0.14 percent copper and 0.02 percent cobalt.  The hole continued in country rock paragneiss to a total depth of 603 metres.  The mineralization was of sufficient conductance to explain the surface EM anomaly.

Olympic Property and Rob Property

The Olympic property is a copper/gold exploration project in the Yukon Territory consisting of 236 claim units. The Rob Property is contiguous and consists of 24 claim units. The project covers 4,117 hectares. The properties do not have any reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

For Olympic, the Company has a 100% interest in 232 of the claim units and a 75% interest (Blackstone Resources 25%) in 4 claim units. For Rob, the Company has a 100% interest in 18 claim units and 6 claim units are owned 50/50 with Blackstone Resources.

How Acquired

The Project was originally staked by UMEX in 1975. It was acquired by Commander as part of the property package acquired from UMEX in February 1990. In 1992, under an option agreement with Commander, Placer Dome staked additional claims as well as restaked some of the original claims which had lapsed. After Placer dropped its option on the property, the Company entered an agreement with Blackstone Resources Inc. in June 1994 whereupon Blackstone could earn an interest in certain of the claims in exchange for common shares of Blackstone. In September 1996 and June 1997, Commander staked additional claims to cover a Northeasterly trending graben structure.

Location and Access

The project is located in west-central Yukon Territory approximately 100 kilometers North-Northeast of Dawson City. Access is via fixed wing aircraft to the Chapman airstrip approximately 45 kilometers east of the project and then via helicopter to the properties.

Regional and Property Geology

The Olympic and Rob properties cover a portion of the Coal Creek Inlier, a roughly oval shaped easterly trending erosional window which exposes Middle to Late Proterozoic sediments. These sediments are cut by a multi-phased easterly trending iron-rich breccia complex which measures up to 7,000 meters long by 200 to 400 meters wide and to depths greater than 400 meters. The breccia complex is underlain by a large magnetic anomaly and is cut by several east-west thrust faults and a northeast trending graben structure, the intersections of which create large zones of dilation that are prime locations for ore accumulation.

Widespread copper mineralization occurs within the matrix of the breccia bodies and along fractures. The majority of the samples taken on the properties that returned significant copper values were collected from an area immediately northwest and west of the magnetic anomaly. The breccia complex on the Olympic property has age, geometry and minor element signatures that classify it as an Olympic Dam type structure.

The claims cover two northeasterly trending valleys with adjacent rugged, mountainous terrain. The elevations range from 1,110 to 1,860 meters above sea level.

Vegetation consists of meadows, small trees and bog vegetation. The valley bottoms are largely overburden covered. Large talus covered slopes occur on the side hills of the mountains. There are also large areas with limited rock outcrops.

Due to the very cold temperatures and minimal daylight in the winter months at their northern location, the field season for the properties is between May/June through September/October.

History and Previous Work

The original claims were staked by UMEX in 1975 to cover copper mineralization found during regional geochemical surveys. During that year, UMEX completed a small program of reconnaissance geological mapping and prospecting over selected areas of the claims. In 1976, UMEX completed geological mapping, prospecting, soil geochemical sampling and a limited IP survey. As a follow-up to that program, UMEX completed additional exploration work in 1977 including 2 diamond drill holes totaling 187 meters, a limited radiometric survey and assaying of selected samples for uranium and copper. The claims were eventually allowed to lapse.

In 1992, Placer Dome staked 168 claims on behalf of Commander Resources Ltd. over the previously lapsed claims. Placer Dome Ltd. completed prospecting, grid establishment, geological mapping and geochemical rock, silt and soil sampling. Whole rock oxide and rare earth element sampling and a petrographic study were also completed. Results from this program returned values of up to 5% copper over 1.5 meters, 7.0% copper over 4 meters and up to 21.4% Copper from grab samples. Placer Dome Ltd. allowed the option to lapse after their operations in the Yukon ceased.

In 1996, Cominco optioned the property and conducted an induced polarization and ground magnetics survey. Regional geological mapping and contour soil geochemical sampling were also completed. Cominco did not exercise its option and the property was returned to Commander.

In 1997 Commander conducted a geological and geophysical program designed to test several areas within the breccia complex that contained anomalous IP chargeabilities as well as areas of known copper showings and the western magnetic high that may represent mineralization associated with an intrusive source and/or a magnetite rich alteration halo.

The 1997 drill program totaled 2,672 meters contained in 11 diamond drill holes. All drilling was completed within or adjacent to the graben structure which was deemed important due to the implication that increased copper may occur along or proximal to such structurally prepared zones.

The results from the 1997 drill program confirm that an enormous extent of multi-espisodic, variably altered iron-rich breccias and intrusive dykes occur on the Olympic property within a structural environment favorable for the formation of Olympic Dam style mineralization. The best assays were in 3 holes; The first returned 0.27% copper over 9 meters; the second returned 0.20% over 6.0 meters; the third returned 0.12% over 2.8 meters. All of the elevated copper values were found to exist to the west of the main graben structure.

Although the 1997 drill program did not delineate any economic mineralized zones, the property is still considered worthy of additional exploration as the results returned from this first phase drill program have added to a better understanding of the geological setting and provided clues to potential areas of mineralization associated with a Proterozoic iron-rich breccia deposit.

Planned Work Program

The initial drill program conducted on the Olympic Property (1997) tested only 6 of many viable targets located within the ten square kilometers of prospective breccia that underlies the claim block. Before additional drilling is undertaken a more detailed program of mapping focusing on areas of known mineralization is recommended to gain a clearer understanding of the structural controls to potential ore forming fluids. Additional lithogeochemical surveying of surface geology and selected core samples may provide useful exploration vectors to mineralization particularly potassium, barite, fluorite and REE (Ce, La) enrichment. In addition, UTEM surveying over the areas of anomalous chargeability and to the west of the graben structure may discern between sulfide mineralization and increased abundance of specularite that conventional IP surveying could not. Subsequent to the initial follow-up program a diamond drilling campaign consisting of 10-12 holes (4000 meters) may be warranted.

A budget for the next stage of exploration at Olympic and Rob is projected as follows:

Phase I:

Geological Mapping (60 Man-days at $500/man-day)

$  30,000

Lithogeochemical Survey (400 samples @ $35/sample)  $14,000

UTEM Survey (30 km @ $1000/km)

$  30,000

Camp Costs

$   6,000

Air Support (25 hours @ $800/hour)

$  20,000

Sub-Total

$ 100,000

Phase II:

Diamond Drilling (4000 meters @ $200/meter)

$ 800,000

Management Fee (10%)

$  90,000

Total

$ 990,000

The Company currently has no specific timetable to conduct the exploration program outlined above. Any future exploration on these properties is dependent upon economic factors including the commodity price of copper as well as available exploration funds.

Nepisiguit Brook Property

The Nepisiguit Brook Property consists tow contiguous claim blocks known as the Rio Option of 194 claim blocks and the Steward Option of 9 claim blocks covering 3104 hectares in the Bathurst Mining Camp of New Brunswick. The Property is a lead-zinc volcanic massive sulphide (VMS) exploration project. The property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has a 100% interest in the Rio Option portion of the property subject to an interest held by Rio Algom. This is either a 2% Net Smelter Royalty (“NSR”) or the right to back-in for 55% interest by completing a feasibility study and taking the property to a production decision. The Stewart Option is held 100% by the Company subject to a 1% NSR to the vendor which can be purchased by the Company for a $1 million payment.

How acquired

Commander optioned the original 176 claims from Rio Algom in 1996 in exchange for incurring cumulative exploration costs of $1 million over four years. The Stewart Claims were optioned in exchanged for incurring exploration expenditures of $400,000 and the issuance of 155,000 common shares. The Company subsequently staked additional claims. All claims are in good standing until December 15, 2002.

Location and Access

The property is located in northern New Brunswick. It is situated in the Bathurst Mining Camp, an area of extensive mining activity. The area is has a well developed mining infrastructure and the property is accessible by paved highway and logging roads.

Regional and Property Geology

The property is located within the Miramichi Tectonic-Stratigraphic zone of New Brunswick. Large economic base metal deposits have been discovered at or near the upper and lower sections of the Nepisiguit Falls Formation within the Bathurst Camp. The Nepisiguit Brook property overlies at least 40 kilometers of favorable mine stratigraphy which has undergone several folding events. The Brunswick Horizon is prospective for semi-massive sulphides.

The topography of the area is very flat with an average elevation of 100 meters above sea level. Exploration can be conducted year-round.

History and Previous Work

The area of the Property has been intermittently explored from 1955 to the present by numerous companies including both junior and major mining companies. Known historical exploration work included geophysical surveys, geological mapping, soil sampling, rock sampling, trenching and drilling. Most of the historical drilling conducted on the property was conducted at shallow depths – above 100 meters.

Commander optioned the original 176 claims from Rio Algom in 1996. The Company completed 183 kilometers of grid construction and 183 kilometers of Time Domain Electro-Magnetic surveys resulting in the delineation of 5 high priority targets. In 1997, the Company conducted follow-up work on the 5 targets including a 9 hole, 2824 meter diamond drill program consisting of 4 holes on the Stewart Claims and 5 on the Rio Option. The 5 holes on the Rio Option failed to return any significant base metal mineralization, but the Stewart holes were encouraging. A further 10 hole, 3182 meter program was subsequently conducted on the Stewart Option to test the dip and strike extent of the a copper stringer zone intersected in the initial drill program. The best intersection returned 27.2 meters grading 1.47% copper, 0.2 g/T gold and 6.8 g/T silver.

A program of loop pulse EM and remapping of old trenches indicated two parallel zones of low resistivity. 4 diamond drill holes of 2709 meters were drilled to test the zones. Hole NB97-20 returned 10 meters grading 0.25% zinc, 0.12% lead and 2.64 g/t silver. Hole NB97-21 returned 16.8 meters of semi-massive sulphide grading 1.59% zinc, 0.16% lead and 4.61% silver from 5.79.5 meters to 5.96.3 meters. Drill hole NB97-22 was drilled in the same section as NB97-21 and intercepted 75 meters updip from the intersection in hole NB97-21 and returned a 1.5 meter intercept grading 0.72% zinc, 0.09% lead and 2.64 g/t silver. Drill hole NB97-22 was collared 1.4 kilometers south of NB97-21 and intercepted a 15.5 meter wide zone of semi-massive sulphides at a depth of 352.5 meters grading 1.44% zinc, 0.70% lead and 8.57 g/t silver. A second significant intercept in enriched chlorite, magnetite iron formation at a depth of 551 meters returned 4 meters grading 0.24% zinc, 0.18% lead and 4.34 g/t silver.

In 1998, the Company completed additional geophysical surveying and diamond drilling to follow up on the results of the last 4 holes drilled the previous year. A 6 hole program of 4016 meters was completed. Although these holes failed to intersect significant base metal mineralization, additional surveys conducted as a result of the information provided by these holes was successful in defining structural relationships and delineating new target areas. Work conducted in the 1998-2000 exploration programs resulted in several areas that contain significant potential to host base metal deposits.

Planned Work Program

To date, only 4 sections along the 1.9 kilometer geophysical anomaly has been drill tested. In addition, the new targets identified during the 1998-2000 exploration program in both the southern and northern portion of the property warrants further diamond drilling.

At this time, the Company has no work scheduled for the Nepisiguit Brook property as the Company is fully vested as per the option agreements on both the Rio Option and the Stewart Option. Any further work will be dependent upon economic and market conditions.

Adlatok 1 Property

Adlatok 1 is an exploration stage copper-nickel project located in central Labrador. The Property consists of 100 claim units covering 2,500 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 52% interest in the property with joint-venture partners Blackstone Resources holding a 28% interest and Donner Minerals holding a 28% interest. Production royalties due on the property consist of a 3% NSR payable to original vendor Don Hawco with a 2% buy-out right.

The Property is located in central Labrador approximately 80 kilometers south of the Voisey’s Bay nickel project. The property covers portions of the Nain Plutonic Suite and is underlain by favorable gabbroic rock units.

The Property is adjacent to the Company’s Sarah Lake Property and was acquired from a third party Donner in September 2000. The property was originally staked by prospectors in 1995 and later acquired by Pallaum Minerals Ltd and joint-ventured with Donner. In 2000, the partners conducted a field evaluation to map the extent of the gabbroic rock occurrences on the property. In 2001, Commander completed additional mapping and sampling of exposed gabbros.

The Company completed a 117 line kilometer airborne geophysical survey during the spring of 2003. An extensive gabbro was recently discovered on a portion of the property. The Company intends to follow up this work with ground geophysical surveys to further define the gabbro.

In September 2003, the Company completed a 130 AMT station deep sensing EM ground survey to follow up on trends identified from the airborne survey. The EM ground survey will be used to identify potential drill targets.

Sally Property

Sally is an exploration stage copper-nickel project located in central Labrador. The Property consists of 36 claim units covering 900 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property.

The Property is located in central Labrador approximately 80 kilometers south of the Voisey’s Bay nickel project. The property covers portions of the Nain Plutonic Suite and is underlain by favorable gabbroic rock units.

The Property lies to the east of the Company’s Sarah Lake Property and was acquired via staking in the summer of 2000. During the period of 2000-2001, the Company conducted limite exploration work on the property which consisted of mapping of gabbroic rocks and collection of rock samples for analysis. Results are pending.

The Company completed a 43 line kilometer airborne geophysical survey during the spring of 2003. An extensive gabbro was recently discovered on a portion of the property. The Company intends to follow up this work with ground geophysical surveys to further define the gabbro.

In September 2003, the Company completed a 43 AMT station deep sensing EM ground survey to follow up on trends identified from the airborne survey. The EM ground survey will be used to identify potential drill targets.

Despinassy Property

The Despinassy Property is a shear hosted gold exploration project located within the Abitibi Greenstone Belt in Quebec. The Property consists of 116 claim Units totaling 7928 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has a 30% interest in the property with a 70% interest held by Cameco Gold Inc. Cameco aquired its 70% joint-venture interest from Commander in January 2000 by making cash payments of $75,000 and expending $850,000 on property exploration beginning in December 1997. The property is subject to a 1.5% NSR to UMEX on all production plus an additional NSR of 1.5% to UMEX capped at $500,000.

The Property lies approximately 75 kilometers north of Val d’Or, Quebec. The project is assessable via road. The claims cover an extensive gold bearing deformation zone within the Abitibi Greenstone Belt.

Exploration by Soquem in the mid-1970’s and UMEX in the late 1980’s tested a 1.8 kilometer strike length along the deformation zone. The best gold assays from this work were found within a 950 meter long section which included values of 1.0 to 8.0 g/T gold over 0.6 to 3.0 meters. In 1998, Cameco drill tested the structure and intersected a 20 meter wide gold bearing zone hosting values of up to 2.01 g/T over 2.3 meters. This program also discovered a second parallel deformation zone that returned anomalous gold values over widths of up to 27.2 meters containing higher grade zones of 2.2 g/T over 2.6 meters, 4.9 g/T gold over 1.2 meters and 9.9 g/T over 0.3 meters

From 1998 to 2001 Cameco completed over 120 kilometers of line cutting and magnetic surveying, 60 kilometers of IP surveying and 19,000 meters of drilling. Drilling identified a large system carrying anomalous gold values within a strongly altered deformation corridor. Although numerous narrow width gold intercepts have been identified to date, it has not been possible to establish vein continuity.

The Company has been informed by Cameco that they have decided against conducting additional work at Despinassy at this time and has placed its interest in the property for sale. The Company intends to maintain its interest in the property, but wrote-down its carrying value by $328,507 during 2002 to better reflect management’s estimate of the property’s recoverable value.

Other Properties

The remaining properties held by the Company are considered by Management to be “non-core” holdings and are of lesser importance to the Company.

Pal Property

Pal is an exploration stage gold-copper porphyry project located in northern British Columbia. The Property consists of 4 contiguous claims totaling 80 units and covering 1672 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 50% interest in the property with joint-venture partner Hunter Exploration Group maintaining a 50% interest. There are no royalties due on the property. The claims are due to expire on July 29, 2002.

The Property is located in northern British Columbia approximately 225 kilometers northwest of Fort St. James. Access is from the Omineca Mining Road 14 kilometers west of the property.

Located proximal to the northeast margin of the Hogem Batholith, the property is situated within the north-central portion of the Quesnel Trough which hosts a number of alkalic copper-gold porphyry deposits. The claim group is underlain by a northwesterly trending belt of Takla Group andesitic volcanics which host porphyry style alteration and mineralization.

The property covers a northwesterly trending magnetic anomaly measuring 1200 meters long by 200 to 400 meters wide. Soil geochemical surveys have resulted in the detection of scattered anomalous gold and copper values. There is a clustering of higher geochemical values resulting in a 300 meter by 300 meter anomalous area that flanks the northeastern margin of the magnetic anomaly. Outcrops are limited, but geological mapping and prospecting surveys have defined areas of porphyry style alteration and mineralization which also flank the core anomaly.

The Company last conducted exploration on the property in 1993. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Abe Property

Abe is an exploration stage gold-copper porphyry project located in northern British Columbia. The Property consists of 12 contiguous claims totaling 140 units and covering 2926 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 50% interest in the property with joint-venture partner Hunter Exploration Group maintaining a 50% interest. There are no royalties due on the property. The claims are in good standing through the year 2002.

The Property is located in northern British Columbia approximately 225 kilometers northwest of Fort St. James. Access is from the Omineca Mining Road and via helicopter.

The Property is situated within the north-central portion of the Quesnel Trough which hosts a number of alkalic copper-gold porphyry deposits. The claim group is underlain by a northwesterly trending belt of Triassic aged Takla andesitic volcanics which have been intruded by Triassic to Cretaceous alkaline and calc-alkaline stocks of the Hogem Batholith.

The present Abe claims were staked in 1991 and a 4-unit block was added to the northeast corner in 1992. Work programs including geological mapping, prospecting and steam sediment, soil and rock geochemical sampling were conducted by Reliance Geological Services Inc. for Swannel Minerals Corporation. IP and ground magnetic surveys with rock and soil sampling were completed in 1993 which was followed up by a shallow 10 hole diamond drill program in 1994. While the drilling encountered only low grade copper-gold mineralization, the results indicated that porphyry-style mineralization and alteration is present in the eastern sector of the property. During 1998 IP, magnetic and soil geochemical samples were extended to the south, west and northwest of the area tested in 1992. Additional mapping and rock sampling was also done.

The Company last conducted exploration on the property in 1998. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Tam Property

Tam is an exploration stage gold-copper porphyry project located in northern British Columbia. The Property consists of 3 contiguous claims totaling 3 units and covering 62 hectares. The Property contains no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property. There are no royalties due on the property.

The Property is located in northern British Columbia approximately 200 kilometers north-northeast of Smithers. Access is from the Omineca Mining Road 14 kilometers east of the property and by logging road.

The Property lies in the northern portion of the Hogem Batholith. It is primarily underlain by rocks of the Phase II Duckling Creek Syenite Complex. Chalcopyrite and bornite are primarily occurring as disseminations along foliation planes with lesser chalcopyrite occurring in fractures and quartz veinlets.

The first known exploration on the property occurred in the 1940’s. Beginning in 1969, several companies began systematic exploration of the property which included ground magnetics, sampling, and trenching. In 1972, 17 diamond and percussion drill holes were completed. From 1973 to 1976, additional exploration, including 27 drill holes totaling 3616 meters was completed by UMEX. In 1990, Commander acquired the property from UMEX and optioned the property to Veritech Resources Ltd. who conducted further exploration. In 1997, Commander conducted a remote sensing structural study. The various programs conducted to date have found nine main mineralized showings on the property. Extensive areas of anomalous copper and gold in soil anomalies and areas of favorable geophysical signatures have not been drill tested.

The Company last conducted exploration on the property in 1997. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Rein Property

Rein is an exploration stage nickel-zinc-barite project located in the Yukon Territory. The Property consists of 16 contiguous claim units covering 334 hectares. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 25% interest in the property with joint-venture partner Blackstone Resources holding a 75% interest. Production royalties due on the property consist of a 1% NSR payable to UMEX on all production, plus an additional 1.5% NSR payable to UMEX on all production up to a total amount payable of $7,500.

The Property is located in the Yukon Territory approximately 95 kilometers northeast of Dawson City. The claims cover part of a favorable geological contact within early Paleozoic aged black shales which are denoted by a distinct barite horizon. The Rein property covers some of the thicker accumulations of barite found to date with appears to be associated with the higher base metal values.

During 1997, Glenhaven Resources optioned the property and conducted preliminary mapping and soil geochemical surveying which outlined several significant Ni-Zn-Mo-As geochemical signatures coincident with the perspective barite rich horizons. 3 diamond drill holes were collared to test these zones in 1998. Although anomalous nickel and zinc mineralization was encountered, the values returned did not warrant further drilling.

At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year.

Satellite Property

The Satellite property is located in central Labrador. The Property consists of 101 claim units covering 2,525 hectares. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property.

The Property is located in central Labrador approximately 80 kilometers south of the Voisey’s Bay nickel project. The property covers portions of the Nain Plutonic Suite and is underlain by favorable gabbroic rock units.

The Property lies to the west of the Company’s Sarah Lake Property and was acquired via staking in 1995. Exploration in 1995 consisted of reconnaissance prospecting as well as silt and rock sampling based upon government sponsored mapping. In 1996, the Company optioned the property to Donner Resources Ltd. who conducted airborne EM and magnetic surveys and minor amounts of sampling and mapping before returning the property to Commander. In 1998, the Company conducted ground EM and magnetic surveys and followed up in 2000 with Additional sampling, rock analyses as well as 35.6 kilometers of electromagnetic surveys and gravity surveys to facilitate future exploration.

To date, exploration has identified broad weak anomalies consistent with those associated with large, flat lying conductors at depth. In 2003, the Company conducted geophysics on the property. No targets were discovered which would justify further exploration.

Bamaji Property

Bamaji is an exploration stage gold project located in Ontario. The Property consists of 10 claim units covering 64 hectares. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property subject to a production royalties due to UMEX consisting of a 2.5% NSR which is capped at $1,000,000.

The Property is located in Ontario in the Pickle Lake Greenstone Belt. Access is by air or via road from Pickle Lake. The property is underlain by a central package of felsic to intermediate pyroclastics. A major northeast trending ductile shear zone and associated splay faults transect the property. A strong regional significance is given to these systems within the camp as they serve as controlling structures for associated gold mineralization.

The first known exploration at the property was conducted by McCombe Mining and Exploration in 1954. Before the property was acquired by Commander from UMEX in 1990, the property was explored by at least 6 mining companies which included 15 drill holes. In 1996, Commander completed an 11-kilometer IP survey over the property. Exploration conducted to date has defined a series of sulphidic subparallel shear zones occurring over a strike length of 1400 meters. A number of IP chargeability anomalies close to the gold zone likely warrant further drilling.

At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

McVean Property

McVean is an exploration stage gold project located in Ontario. The Property consists of 11 claim units covering 176 hectares. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property subject to a production royalties due to UMEX consisting of a 1% NSR plus an additional 1.5% NSR which is capped at $75,000.

The Property is located in Ontario in the Pickle Lake Greenstone Belt. Access is by air or via road from Pickle Lake. The property covers a succession of Archean aged mafic volcanics, calstic sediments and iron formations that are locally intruded by felsic porphyry sills. An extensive 100 meter wide shear zone system is superimposed along the west trending iron formation which locally hosts high grade gold values.

The first known exploration at the property occurred in the 1970’s. UMEX began to explore the property in 1985 which included staking, line cutting, mapping geophysics and sampling. The Company acquired the property from UMEX in 1990 and completed 4 drill holes in 1991. In 1992, the Company optioned the Property to Kennecott who completed 7 drill holes before relinquishing the option.

Exploration conducted to date has detected anomalous values of gold, arsenic, bismuth and tungsten in soils coincident with areas of higher conductivity with reduced magnetic response suggesting the presence of increased sulfide content. Drilling in the deformation zone intersected gold in sulfidized quartz-rich sheer material within an iron formation. The continuity of the structure and mineralization was confirmed for over 800 meters but no further ore grade intercepts were encountered. However, current survey coverage and surface sampling has not adequately covered the deformation zone and drilling to date has been widely spaced and has not tested the down plunge potential of the gold bearing structure.

No significant work has been conducted on the property since 1992. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

Dorothy Property

Dorothy is an exploration stage gold project located in Ontario. The Property consists of 23 claim units covering 368 hectares. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 100% interest in the property subject 2.5% NSR to UMEX Inc. which is capped at $3,000,000.

The Property is located in Ontario approximately 65 kilometers west of Pickle Lake. Access is by air or via road from Pickle Lake. The property covers two mineralized zones within a major brittle-ductile deformation zone having widths of 10-50 meters that has been traced for over 2.8 kilometers along strike. The Main Zone occurs within a diorite body close to its contact with chemical sediments. The Zone extends for over 700 meters in length and has mineralized widths of 0.5 – 3.0 meters where tested. The West Zone strikes for over 450 meters and is mineralized over widths of 1.7 to 4.5 meters. The mineralization is hosted within sheared volcanics and gold appears to be related to quartz veining and secondary pyrite.

Previous work conducted on the property has been concentrated on the known gold showings and included geophysical, geochemical and geological surveying as well as drilling. The Company completed an exploration program in 1997 which consisted of surveying and additional claim staking to the northwest, southwest and northeast of the original property boundaries to cover government airborne geophysical trends and coincident prospective geology.

The Company has not conducted exploration on the Property since 1997. Several of the additional claims staked in 1997 have been allowed to lapse.  At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

Matheson Property

Matheson is an exploration stage gold project located in Ontario. The Property consists of 4 leased claim units covering 64 hectares. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company currently has a 47.37% interest in the property and Kinross Gold Corporation has a 52.63% interest. The property is also subject to a 2.5% NSR to UMEX to a maximum of $262,500.

The Property is located in Ontario in the Timmins Mining Camp. The claims cover a belt of east-west striking, steeply north dipping mafic and ultramafic volcanics which contain a well developed east-west structural fabric that locally exhibits carbonate-sericite alteration with quartz veining and minor associated sulphides.

Past exploration which is known to the Company includes geophysical surveys conducted by Texasgulf in 1981; Reverse Circulation drilling conducted by Kidd Creek from 1982-1984 as well as a further 4 diamond drill holes completed in 1985; 12 diamond drill holes completed by UMEX from 1986-1988. These programs have intersected mafic volcanics containing a system of thin arsenopyrite bearing quartz veins with gold values.

Since acquiring the property from UMEX in 1990, the Company has conducted no significant exploration on the property. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold as well as funding and/or obtaining an interested joint-venture partner to fund exploration.

Sabin Property

Sabin is an exploration stage copper-lead-zinc-gold-silver project located in Ontario. The Property consists of 115 claim units of mixed ownership. The Property has no reserves and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

Ownership of the property is as follows:

95 units are 100% owned by Commander;

14 units are owned 66.67% by Commander and 33.33% by Noranda;

6 units are owned 58.5% by Commander and 41.5% by Noranda.

All the units have a NSR payable to UMEX of 1% on all production plus an additional 1.5% NSR capped at $225,000.

The Property is located in Ontario approximately 200 kilometers northwest of Thunder Bay and 8 kilometers northwest of Savant Lake. The claims overlay the northern end of the Sturgeon Lake Greenstone Belt of the Wabigoon Subprovince which hosts several precious metal enriched VMS deposits.

The Property is underlain by a complex assemblage of moderately to intensely altered metavolcanic, metasedimentary and intrusive rocks of the Archean aged Handy Lake volcanic belt. The majority of the known mineral occurrences are hosted by the more felsic to intermediate volcanics within the package.

The first recorded discovery of base metals on the property occurred in 1952. UMEX acquired the property in 1976 and between 1976 and 1986 conducted several exploration programs including EM surveying, airborne magnetic and VLF surveys, geochemical, geophysical and geological surveys and over 12,000 meters of diamond drilling. The Company acquired the property from UMEX in 1990 and optioned the property to Granges. Granges conducted EM surveying, mapping and sampling. In 1995, Noranda held the option and conducted exploration including linecutting, mapping and surveying.

Exploration to date has discovered several base metal zones and one gold zone. Most of these zones remain open in at least one direction. A deep sourced IP anomaly occurs in an area of highly anomalous gold and base metals in the southeast portion of the property and remains untested.

The potential for new base and precious metal discoveries remains good as limited surveying has identified a number of geophysical anomalies of which only several have been drill tested.

No significant work has been conducted on the property since 1995. At the present time, there are no plans to conduct additional exploration on the property in the current fiscal year. Any further exploration is dependent upon an improvement in the commodity price of gold and base metals as well as available funding.

Diamond Exploration Properties

The Company formerly owned an interest in diamond exploration properties located in Nunavut and the Northwest Territories, Canada. Under the Plan of Reorganization, the Company transferred these properties to Diamonds North in exchange for an initial 9.5% equity interest in DNR and a GOR of 1% on some claims. As of May 3, 2002, the Company no longer has any direct interest in any diamond exploration property and all rights and obligations under the agreements regarding these properties has been transferred to DNR.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.30 as of November 30, 2003.

The Company has since inception financed its activities through the distribution of equity capital as well as option payments from joint-venture partners, and the sale proceeds and royalties received from certain assets.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Subsequent to the end of the latest quarter, the Company announced its intention to raise $1.92 million through the sale of 3.5 million flow-through units at a price of $0.55 per unit. Each unit will consist of one flow-through common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to acquire one non-flow-through common share at a price of $0.70 per common share for a period of one year from the date of the closing of the private placement. The warrants will have a forced conversion feature which will require the holder to convert the warrants or have them expire if the common shares close at a price of $0.90 or above for 10 consecutive trading days on the TSX Venture Exchange. The Company intends to use the proceeds from the placement to fund its ongoing exploration at its Baffin Island projects.

Results of Operations

Nine Months Ended September 30, 2003 versus the Nine Months Ended September 30, 2002.

The Company reported a Net Loss of ($127,332), or $0.01 for the period, compared to Net Income of $122,234, or $0.01 per share, for the year ago period. The decline is largely due to the decline in Investment income in the latest 9-month period, which fell to $23,715 from $472,065 as the Company received 890,000 common shares of Diamonds North as a loan bonus in the year-ago period. Revenue rose to $296,605 from $155,063 as the Company received additional royalty payments from Richmont Mines.

General and Administrative Expenses fell to ($399,147) from ($489,359). Large components in the decrease were Investor relations and promotion, which declined to ($51,329) from ($100,518) as the costs were higher than normal in the year-ago period due to the Company’s efforts to inform shareholders about the restructuring effected in 2002; Annual Report and Meeting, which fell to ($9,409) from ($34,636) due to the extra-ordinary meeting held for the Plan of Arrangement during 2002; Legal expenses fell to ($11,547) from ($27,532) and Transfer Agent expenses fell to ($7,845) from ($16,597) as the expense levels were higher in 2002 due to costs related to the Plan of Arrangement. Consultants expense rose to ($32,780) from ($2,309) as the Company commissioned an independent review of the Hammerdown Mine plan, hired a part-time controller to oversee the Company’s financial reporting and ongoing costs related to the Company’s 20-F Registration in the United States.

During the latest Nine-month period, the Company issued 399,999 common shares pursuant to the exercise of warrants for proceeds of $92,000, and issued 225,167 common shares pursuant to the exercise of common stock options for proceeds of $49,812.

Fiscal Year ended December 31, 2002 compared to the Fiscal Year ended December 31, 2001

The Company reported a Net Loss of ($44,024), or ($0.01) per share, compared to a loss of ($168,534), or ($0.01) per share, in the prior year. The lower net loss helped by higher Royalties related to royalty payments from Richmont Mines of $202,785 compared to zero in the prior year. Mineral property transactions fell slightly to $42,899 from $55,868.

General and Administrative expenses increased to ($631,687) from ($455,216). Much of the increase was due to higher individual expenses related to the Plan of Arrangement with Diamonds North. These include Investor Relations and Promotion, which rose to ($115,475) from ($39,008); Audit and Accounting, which increased to ($57,623) from ($38,850); Annual Report and Meeting, which rose to ($34,636) from ($5,981); Legal expense, which increased to ($34,489) from ($15,107); Transfer Agent, which rose to ($17,952) from ($6,396); and Regulatory Fees, which increased to ($16,676) from ($3,815). Other changes in expenses occurred in Salaries and Benefits, which increased to ($244,838) from ($218,454); Office and Miscellaneous, which rose to ($54,366) from ($37,738), and Bad debts, which fell to zero from ($26,374).

Other changes occurred in Investment Income, which rose to $496,702 from $77,060 as the Company received 890,000 common shares of Diamonds North in the latest year as a bonus for providing a working capital loan; Gain on Sale of Marketable Securities of $8,088 compared to zero; Property Investigation costs of ($13,616) compared to ($25,533); Stock based compensation of ($1,676) compared to zero; and the Write Down of Mineral Properties of ($456,298) compared to ($24,771), as the Company Wrote off its entire investment in the Hartt’s Lake, Ovoid, Manta, Notakwanon,  and Long Lake properties, and wrote down its Green Bay property by ($11,678) and its Despinassy property by ($328,507).

During the latest year, the Company completed two private placement sales of its common shares. The first placed 533,333 units at a price of $0.30 per unit (post-consolidation), with each unit consisting of one common share and one common share purchase warrant exercisable to acquire one common share at a price of $0.23 per share until February 14, 2003. A finder’s fee of 33,333 units was paid to Pacific International Securities in connection with this private placement.

The second private placement was the sale of 2,222,222 units at a price of $0.45 per unit (post-consolidation). Each unit consists of one common share and one common share purchase warrant exercisable to acquire one additional common share at a price of $0.43 per share until February 28, 2003 and at a price of $0.505 to February, 2004 A finder’s fee of 166,667 units was paid to Global Resource Investments Ltd. in connection with this private placement.

During the year, the Company also issued 980,500 common shares pursuant to the exercise of common share purchase warrants for cash proceeds of $98,050, and issued 40,000 common shares pursuant to the exercise of common stock purchase options for cash proceeds of $4,000.

Fiscal Year 2001 Ended December 31, 2001 versus Fiscal Year 2000 Ended December 31, 2000.

The Net Loss for the year totaled ($168,534), or ($0.01) per share compared to Net Income of $351,333 or $0.01 per share, in the prior year. The loss for 2001 versus 2000 was primarily the absence of a gain on the sale of assets for 2001 while the Company recorded mineral property transactions totaling $1,319,411 on the sale of the Hammerdown/Rumbullion gold property in Newfoundland in 2000. Other significant changes in income occurred in a decrease of Administration Fee Revenue to zero in 2001 versus $26,996 due to no fees being charged to other companies for office administration services in 2001. Interest income fell to $77,060 from $124,109 due to a lower cash position during the period.

Future Income Tax Benefit (Provision) for the year totaled $236,018 versus ($268,995) for 2000. The change is related to the retroactive application of the change in accounting policy to the asset and liability method as Recommended by the Canadian Institute of Chartered Accountants. Expected tax provisions are figured using the difference between the tax basis of the asset and the financial statement value using the expected future tax rates. The income tax benefit of $236,018 arising during this year results primarily from the loss incurred during the year, the tax basis of assets in excess of the amount booked for accounting purposes due to write-offs and a reduction in the expected income tax rate.

Large changes in expenses in the year occurred in Audit and Accounting, which rose to ($38,850) from ($28,200) due to the cost of preparing reconciled US GAAP accounting statements; Amortization, which fell to ($3,769) from ($13,240) due to the completion of the amortization schedule of certain capital assets; Investor Relations and Promotion decreased to ($44,989) from ($63,264) as the Company decided to reduce its expenditures in this area to conserve capital; Legal expense fell to ($15,107) from ($26,742) as the sale of the Hammerdown property in the prior year accounted for the larger expense in 2000; Office and Miscellaneous increased to ($37,738) from ($35,830) as the Company worked to reduce administrative costs which was offset by the decline in shared office and administration fees charged to other companies for office services; Salaries and Wages rose to ($218,454) from ($183,888) due to additional salaries for personnel involved in the due diligence investigation of new properties. The Company also recorded a Bad Debt expense in 2001 of ($26,374) related to the write-off of shared office costs due to the Company.

Changes in other expenses includes a decline in Property Interests Written-off to ($24,771) from ($404,096) as the Company wrote-off the Deva Property in Quebec in 2001; General Exploration expense increased to ($25,533) from ($5,953) as the Company conducted increased due diligence on new properties; Write-down of Marketable Securities increased to ($31,960) from ($16,483) as the continued decline in the junior resource market negatively effected the common shares of other companies held by the Company.

During the twelve month period ended December 31, 2001, the Company issued no common shares.

Fiscal 2000 Ended December 31, 2000 compared to Fiscal 1999 Ended December 31, 1999

The Net Income for the Year 2000 totaled $351,333, or $0.01 per share vs. a Net Loss of ($1,611,614), or $(0.04) per share in 1999. The increase is largely related to the sale of the Hammerdown/Rumbullion gold property which increased Mineral Property Transactions to $1,319,411 for 2000 versus $11,227 in the prior year. Interest Income rose to $124,109 from $11,452 due to higher cash balances.

Future Income Tax Provision for the year totaled ($268,995) versus ($1,080,349) for 1999. The change is related to the retroactive application of the change in accounting policy to the asset and liability method as Recommended by the Canadian Institute of Chartered Accountants. Expected tax provisions are figured using the difference between the tax basis of the asset and the financial statement value using the expected future tax rates. The future income tax liability of (1,080,349) retroactively applied in 1999 represents the cumulative a historic amount and has arisen primarily from the excess of the booked amount of mineral exploration expenditures that have been renounced to investors for tax purposes under provisions of the Canadian Income Tax Act, resulting in a lower tax basis to the Company.

Total Expenses decreased to ($423,656) from ($514,216). Large changes in expenses occurred in Investor Relations and Promotion, which dropped to ($63,264) from ($109,630) as management reduced their investor relations efforts from the prior year; Office and Miscellaneous dropped to ($35,830) from ($46,836) as the Company worked to reduce administrative costs; Legal expenses decreased to ($26,742) from ($44,194) as the Company entered into several joint venture agreements in FY 1999 which required additional legal costs; Regulatory Fees decreased to ($3,662) in FY 2000 from ($9,985) in FY 1999 as the Company conducted no Private Placements in 2000 versus one in 1999 which required the payment of additional fees.

Other Expenses included the Write-off of Mineral Properties, which increased to ($404,096) versus ($66,065) in FY 1999 as the Company terminated its option on the Spider Lake property in Ontario which accounted for the majority of the increased costs in FY 2000. Other large changes included the Write-down of Marketable Securities, which decreased to ($16,483) from ($48,071) in the prior year as the valuations of the shares of other companies held in Commander’s portfolio began to stabilize in FY 2000. The Company recorded no gains on the sale of marketable securities in FY 2000 versus a gain of $58,550 in 1999.

The Company conducted no Private Placements in FY 2000. However, the Company did issue 156,000 common shares upon exercise of stock options for proceeds of $28,080; Issued 150,333 common shares upon exercise of common stock warrants for proceeds of $27,060; Issued 175,000 shares for mineral properties at a deemed value of $26,250.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issuance of its common stock and the sale of common stock options and common stock share purchase warrants.  The Company has no revenue from mining to date.

For fiscal 2004, the Company anticipates that it will focus its exploration efforts on its recently acquired Baffin Island projects. Additional exploration may occur on several additional properties depending upon the results of current exploration programs. Management believes it has sufficient funds on hand for the remainder of 2003. In November, it announced its intention to raise $1.92 million through the private placement of 3.5 million flow-through units at a price of $0.55 per unit. These additional funds will be used to explore the Baffin Island project and, combined with the funds on hand, are expected to be sufficient for the Company’s commitments and exploration expenditures for 2004. However, the Company may raise additional funds through the private placement of common shares at times management considers prudent in order to meet future cash needs.

The Company is also seeking possible joint-venture partners for properties within its portfolio which it considers non-core holdings. Management considers properties within its portfolio to be “non-core” if there is no significant exploration planned within the current and/or next fiscal year either by the Company or its joint-venture partners. If management is successful in joint-venturing additional properties, any exploration or property option payments provided by the partner could reduce the Company’s need to conduct future financings in order to meet anticipated program goals.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

The Nine Months ended September 30, 2003 vs. Nine Months Ended September 30, 2002.

The Company’s Working Capital totaled $1,548,005 as of September 30, 2003 compared to $1,298,069 as of September 30, 2002. The decrease was due to lower cash and cash equivalents of $894,302 versus $1,390,265; Marketable Securities rose to $937,140 from $514,837; Accounts Receivable fell to $129,790 from $356,633, while Note Receivable fell to zero from $270,000 as Diamonds North repaid the note due. Mineral Properties rose to $7,481,588 from $7,030,269 as the Company’s capitalization of exploration expenditures and acquisition of new projects, including Baffin Island, higher less than the amounts written down from existing properties. Liabilities rose to ($1,226,935) from ($1,153,565), with Accounts Payable rising to ($445,533) from ($40,239) with much of the increase due to the expenses related to property exploration conducted in the current period, while Future Income Taxes fell to ($781,402) from ($1,113,326).

The net loss for the current period was ($127,332). Cash provided by operating activities was $272,095. Amortization was $4,870 while the sale of marketable securities was a gain of ($2,614). Write down of mineral properties was $33,354. Net changes in non-cash working capital items included the decrease in accounts receivable of $123,567; Due to related parties of $141,643; Accounts payable of $111,682 and Prepaid expenses of ($13,075). Investing Activities used cash of ($863,295), with proceeds from the sale of marketable securities providing cash of $7,165, while Purchase of marketable securities used cash of ($102,000); Mineral Property acquisition and exploration costs used cash of ($792,082); Accounts Payable and accrued liabilities related to mineral properties was $30,150; and purchase of capital assets used cash of ($20,448). Financing Activities provided cash of $141,812, with the entire amount received from the issuance of common shares for cash.

Cash and cash equivalents on hand at the end of the period totaled $894,302, a decrease of ($495,963) from the year-ago period.

Fiscal Year Ended December 31, 2002 versus Fiscal Year Ended December 31, 2001.

The Company’s working capital totaled $2,123,911 as of December 31, 2002, compared to $1,298,069 as of December 31, 2001. The increase was due to higher cash balances of $1,343,690 compared to $1,197,964, higher Accounts receivable of $255,978 compared to $145,531 and higher Marketable securities of $669,692 versus $40,887 due to the receipt of 890,000 common shares of Diamonds North as a bonus for a loan. Note receivable from Diamonds North was $183,920 compared to zero in the prior year as the note was issued as part of the Plan of Arrangement. Mineral Properties fell to $6,722,860 from $8,332,326 as the Company wrote down the value of certain properties and transferred others to Diamonds North under the Plan of Arrangement.

Current liabilities rose to ($303,702) from ($103,736), while Future Income Taxes fell to ($781,402) from ($1,217,062).

The Net Loss for the year was ($44,024). Cash used in Operating Activities was ($626,979). Items not involving cash were the Write down of mineral properties of $456,298; write down of marketable securities of $23,145; Gain on the sale of marketable securities of ($8,088); Investment income received in marketable securities of ($445,000); Decline in Future income tax of ($331,924); and Stock based compensation of $1,676. Net changes in non-cash working capital items included Accounts Receivable of ($110,447); Due from related parties of ($143,002), Accounts Payable and accrued liabilities of ($32,310), and Prepaid expenses of $2,172.

Investing Activities used cash of ($489,345). Proceeds from the sale of marketable securities provided cash of $9,138 and the increase of accounts payable of ($232,276). Purchase of Marketable securities used cash of ($78,000); Loan Receivable used cash of ($313,920); Mineral property acquisition and exploration used cash of ($331,672); and purchase of capital assets used cash of ($7,167). Financing Activities provided cash of $1,262,050, with the entire amount received from shares issued for cash.

The Company’s cash and cash equivalents at the end of the year was $1,343,690, and increase of $145,726 during the year.

During the period, the Company completed two private placements. In the first, the Company raised $160,000 through the sale of 566,667 common shares at $0.30 per unit. In the second, the Company issued 2,222,222 units at a price of $0.45 per unit  for gross proceeds of $1,000,000. The Company also issued 980,050 common shares  for proceeds of $98,050 pursuant to the exercise of common stock purchase warrants and issued 40,000 common shares pursuant to the exercise of common stock options for proceeds of $4,000.

Fiscal Year Ended December 31, 2001 vs. Fiscal Year Ended December 31, 2000.

The Company’s Working Capital totaled $1,298,069 at December 31, 2001 compared to $2,412,248 at December 31, 2000. The largest component in the decrease was a decline in the Company’s cash position which was $1,197,964 on December 31, 2001 versus $2,134,604 at December 31, 2000. The decrease in the Company’s cash position was due to property acquisition and exploration costs. The Company also had marketable securities valued at $40,887 which was higher than the $21,317 in the previous period due to the acquisition of additional shares for property payments and satisfaction of accounts receivable in lieu of cash. Accounts receivable declined to $155,804 from $355,339 as certain amounts owned were paid to the Company in the current period. Prepaid Expenses rose to $7.150 from $3,024 as the Company paid certain budgeted amounts ahead of schedule. Mineral Property assets rose to $8,332,326 from $7,625,880 due to the capitalization of exploration expenditures spent during the period.

The Company’s liabilities at December 31, 2001 totaled $1,217,062 versus $1,451,380 on December 31, 2000 due to the decrease in Provision for Future Income Taxes. The Company had no long-term debt in either period.

The Company recorded a net loss of ($168,534) for the period. Cash used for Operating Activities was ($180,473). The Company recorded ($756,167) in Investing Activities. This amount was capitalized as they related to the acquisition and exploration of mineral properties totaling ($749,217) and capital assets of ($6,950). Financing Activities were zero in the current period as the Company issued no common shares or debt. In total, the Company used ($936,640) of cash during the year.

The Company issued no common shares during the year.

Fiscal Year Ended December 31, 2000.

The Company closed the period with working capital of $2,412,248. The Company’s cash position was $2,134,604 vs. $321,297 at December 31, 1999. The increase was related to the sale of the Hammerdown/Rumbullion gold property. Marketable Securities fell to $21,317 from $37,800 as the Company wrote-down the value of certain positions due to changes in market value. Accounts Receivable rose to $355,339 from $100,528 at the end of FY 1999 due to administrative fees which were billed but not yet received. Mineral Properties fell to $7,625,880 from $9,500,121 due to the sale of the Hammerdown/Rumbullion property which was partially offset by the capitalization of exploration expenditures on other properties.

Liabilities at December 31, 2000 were $1,349,344 which was down from the prior year’s $1,237,909 due to an increase in Provision for Future Income Taxes.

The Company reported Net Income for the year of $351,333. Operating Activities provided $561,954 as the category had several non-cash charges, including Write-off of Mineral Properties totaling $404,096 and the Write-Down of Marketable Securities of $16,484. Mineral Property Transactions was the largest transaction in the category as the sale of the Hammerdown/Rumubullion gold property was ($1,308,610). Other major items were Accounts Receivable, which was ($254,811) and Accounts Payable of ($55,524).

Investing Activities contributed cash of $2,320,121. Due to the Sale of the Hammerdown/Rumbullion property, Proceeds on Disposal of Mineral Property contributed cash of $3,300,000 which was partially offset by exploration and acquisition expenditures on Mineral Properties of ($976,424) and cash for Capital Assets of ($3,455).

Financing Activities provided cash of $55,140 as the Company issued 156,000 shares for the exercise of options and 150,333 for the exercise of warrants. The Company’s total cash position increased by $1,813,307 during the year.

During the year, the Company issued 58,333 common shares (adjusted for the 1 for 3 reverse split) for mineral properties for a deemed value of $26,250; Issued 52,000 (post reverse split) common shares for cash of $28,080 pursuant to the exercise of common stock options and issued 50,111 common shares (post reverse split) for cash of $27,060 pursuant to the exercise of common stock purchase warrants.

Fiscal Year Ended December 31, 1999.

The Company closed the period with working capital of $307,933. The Company’s cash position was $321,297, down from $731,013 in the prior period. The decrease was due to the Company’s general expenditures and fewer financing activities versus the prior year. Marketable securities were $37,800 versus $78,373 as the Company wrote-down certain of its securities positions due to lower market values. Accounts Receivable rose to $100,528 from $69,099 as administration fees were billed but not paid in the current period. Mineral Properties increased to $9,018,693 from $8,685,777 reflecting the capitalization of exploration expenditures.

Liabilities totaled $1,237,909 due to the Provision for Future Income Taxes.

The Company’s Net Loss for the year was ($1,611,614). Cash applied to Operating Activities was ($435,220), which included non-cash charges of the Write-off of Mineral Properties of $66,065; the Write-Down of Marketable Securities of $48,071 and a Gain on the Sale of marketable Securities of ($58,550).

Cash applied to Investing Activities was ($303,610) with funds applied to Mineral Properties of ($469,331) being partially offset by the Proceeds on Disposal of Mineral Properties of $100,000 and Proceeds on Disposal of Marketable Securities of $66,050. Company Financing Activities provided $329,114 as the Company issued 2,285,832 common shares for cash.

For the year, Net Cash decreased by ($409,716) from the end of FY 1998.

During the year, the Company issued 761,944 common shares (adjusting for the 1 for 3 reverse split) for cash of $329,114 pursuant to private placements; issued 369,840 common shares (post reverse split) for cash of $443,808 pursuant to the conversion of special warrants; issued 69,166 (post reverse split) common shares for mineral properties at a deemed value of $44,650.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  None of the properties are yet in production and consequently, do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 13 to the financial statements.

US GAAP Reconciliation with Canadian GAAP

In accordance with U.S. GAAP, costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under US GAAP in the year such costs were incurred. The effect of the write-off was an increase to the US GAAP loss in the year 2002 of ($124,626), $706,448 in 2001, and $598,578 in 2000. Total assets and shareholder equity was decreased by $6,722,860 in 2002, by $8,332,326 in 2001 and by $7,625,880 in 2000.

Under U.S. GAAP, the Company would be required to write down or write off capitalized amounts when a property is not economically supportable for all financial statements issued subsequent to December 31, 1995.  This method may require the Company to write down its mineral properties in subsequent periods. The effect of this write down that may be required from generally accepted accounting principles applicable to subsequent periods has been determined.

US GAAP also requires any marketable securities considered trading securities to be recorded at market value with any unrealized gains being recorded in operations. This has the effect of increasing FY 2002 revenues by $493,190 in 2002, by $15,999 in 2001 and by $693 in FY 2000.

For 2002, the Company’s Net Loss of ($44,024) under Canadian GAAP was Net Income under US GAAP of $573,792, or $0.03 per share. The adjustments occurred in Option payments and recoveries received during the year of $116,766 and Reversal of write-off of mineral properties of $456,298 which were partially offset by Mineral Property costs incurred during the year of ($448,438). The Company also recorded an Unrealized gain on available-for-sale securities of $493,190.

Due to the requirement under US GAAP that all exploration costs be expensed, the write-off of all Deferred Exploration which was capitalized under Canadian GAAP causes the Accumulated Deficit under US GAAP to be ($16,046,406) as of December 31, 2002.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 10/31/2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed

William J. Coulter (1) (2)	69	July 1991
Bernard Kahlert	62	June 1998
Albert F. Reeve (1) (2)	67	January 2003
Victor A. Tanaka (1) (2)	58	January 1993

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

Table No. 6 lists, as of 10/31/2003, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada.

Table No. 6

Executive Officers

Name	Age	Position	Date of First Appointment

William J. Coulter	69	President	August, 1999
Bernard Kahlert	62	VP Exploration	December, 1999
Janice Davies	46	Corporate Secretary	September, 1991

William Coulter is the President and a Director of the Company. Mr. Coulter received a Bachelor of Applied Science and Engineering (“B.A.S.C”) from the University of Toronto in 1956. He served as President of Commander from 1994 to 1997 and again from 1999 to the present after taking a two year sabbatical as he successfully recovered from cancer. He is President of Binjas Holdings Ltd. and Jay Willy Trading Company Ltd., private investment companies in Vancouver, and is a director of Atna Resources Ltd., a public company traded on the Toronto Stock Exchange. Mr. Coulter devotes approximately 80% of his time to the affairs of the Company.

Bernard Kahlert is a Director and Vice-President, Exploration. Mr. Kahlert received a B.Sc. from the University of British Columbia in 1966 and has held the Professional Engineer designation in B.C. since 1971. He has been associated with Commander as a technical advisor and as Vice-President, Exploration since 1990. He has also served as a consultant and director of several public Canadian resource companies. Mr. Kahlert devotes approximately 70% of his time to the affairs of the Company.

Janice Davies is the Corporate Secretary and was first appointed in September, 1991. Ms. Davies is a principal with Geolisting.com, a private company that provides consulting services to the natural resource industry. She devotes approximately 65% of her time to the affairs of the Company.

Albert Reeve is a Director of the Company and was first appointed in January 2003. Mr. Reeve is professional Engineer with more than 35 years of experience in the Canadian mineral industry. Since 1974, he has been President of Albert F Reeve Limited, a professional engineering corporation providing consulting services to the mineral industry. In 1991 he was awarded the Edgar A. Scholz Medal, presented by the British Columbia and Yukon Chamber of Mines for outstanding contribution to mine development. Mr. Reeve is currently a director of Doublestar Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange. He devotes approximately 10% of his time to the Company’s affairs.

Victor Tanaka is a Director of the Company and was first appointed in January, 1993. Mr. Tanaka received a B.Sc. from McGill University in Montreal in 1996 and has been a Professional Geologist in British Columbia since 1992. He is President and a Director of Pathfinder Resources Ltd. and Fjordland Minerals as well as a Director of Impact Minerals and Petra Resource Corp., all of which are public mining exploration companies listed on the Canadian Venture Exchange. Mr. Tanaka devotes approximately 10% of his time to the Company’s affairs.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Options Granted
William Coulter President and Director	2002 2001 2000	$100,800 $ 96,000 $ 96,000	Nil Nil Nil	Nil Nil Nil	196,666 63,333 133,333
Bernard Kahlert VP-Exploration and Director	2002 2001 2000	$ 67,390 $100,800 $100,800	Nil Nil Nil	Nil Nil Nil	280,000 83,333 66,667
Janice Davies Corporate Secretary	2002 2001 2000	$ 46,597 $ 42,000 $ 42,000	Nil Nil Nil	Nil Nil Nil	40,333 Nil Nil
Jonathan Rubenstein Former Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Victor Tanaka Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	66,666 Nil Nil

# Stock option figures have been adjusted to reflect the 1 for 3 stock consolidation effective May 3, 2002.

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

During Fiscal 2002, ended 12/31/02 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Staffing

As of 10/31/03, the Company had six employees and three Executive Officers. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of October 16, 2003, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent of Class

Common	William J. Coulter (1)	994,149	5.40%
Common	Bernard Kahlert (2)HHh	549,116	3.00%
Common	Janice Davies (3)	170,933	0.94%
Common	Albert Reeve (4)	200,000	1.10%
Common	Victor Tanaka (5)	246,762	1.36%
	Total Directors/Officers	2,160,960	11.41%

(1)  59,250 of these shares are registered in the name of Binjas Holdings, a private company controlled by William Coulter. 76,316 of these shares are registered in the name of Jay Willy Trading Co. Ltd., a private company controlled by William Coulter. 430,000 of these shares represent currently exercisable share purchase options.

(2)  350,000 of these shares represent currently exercisable stock purchase options.

(3)  159,667 of these shares represent currently exercisable stock purchase options.

(4)  50,000 of these shares are registered in the name of Albert F. Reeve Ltd., a private company controlled by Albert Reeve. 150,000 of these shares represent currently exercisable share purchase options.

(5)  150,000 of these shares represent currently exercisable share purchase options.

# Based on 17,961,997 shares of common stock outstanding as of 10/16/03 and currently exercisable stock options and stock purchase warrants held by each beneficial holder. All figures have been adjusted for the 1 for 3 stock consolidation effective May 3, 2002.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists, as of 9/11/03, persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9

5% or Greater Shareholders

Class	Name of Owner	Ownership	Percentage
Common	Arthur Richards Rule (1) (2) (3)	3,380,888	16.78%
Common	William J. Coulter (4)	994,149	5.40%

(1) 992,000 of these shares are held by Exploration Capital Partnership LP, a Nevada Limited private investment partnership. Resource Capital Investment Corporation serves as the corporate General Partner of Exploration Capital. Resource Capital is owned by the Rule Family Trust utd 12/17/98, revocable grantor trust controlled by Arthur Richards Rule who is considered beneficial owner of these shares.

(2) 2,222,222 of these shares represent stock purchase warrants held by Exploration Capital; However, exercise of these warrants is restricted by agreement between Exploration Capital Partners and Commander Resources Ltd. that states Exploration Capital Partners will not exercise the warrants to acquire an interest in the voting shares of Commander Resources Ltd. that at any time is equal to or greater than 20% of the issued shares of Commander Resources Ltd. unless shareholders have first approved a resolution consenting to Exploration Capital acquiring 20% or more of the voting shares of Commander Resources Ltd.

(3) 166,666 of these shares represent stock purchase warrants held by Global Resource Investments Ltd. The corporate General Partner of Global Resource is Rule Investments, which is 100% owned by the Rule Family Trust. Arthur Richards Rule is considered beneficial owner of these shares.

(4) 59,250 of these shares are registered in the name of Binjas Holdings, a private company controlled by William Coulter. 76,316 of these shares are registered in the name of Jay Willy Trading Co. Ltd., a private company controlled by William Coulter. 430,000 of these shares represent currently exercisable share purchase options.

*Based on 17,758,830 shares issued and outstanding as of 9/11/03 and each individual’s share purchase options and common stock purchase warrants. All figures have been adjusted for the 1 for 3 stock consolidated effective May 3, 2002.

The Company’s major shareholders have no different voting rights than any other shareholders.

There are 38 United States citizens as registered holders of the Company’s common stock representing approximately 2,085,830 common shares, or 11.75% of the common shares outstanding.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The Company currently engages in administrative transactions with certain other public resource companies that have directors in common. The Company provides administrative office services to Fjordland Minerals, Petra Resource Corporation and Atna Resources Ltd. Victor Tanaka, Director, is a Director of Fjordland and Petra. William Coulter, President and Director, is a Director of Atna. In FY 2002, the Company recorded no Administration Fees as revenue (FY 2001 – zero; FY 2000 - $26,996) but included in due from related parties is $10,498 owed by these companies for shared administrative costs. During 2001, the Company received common shares valued at $33,530 for consideration of Administration Fees owed for prior periods.

Included in marketable securities as of December 31, 2002 are 1,280,000 common shares of Diamonds North Resources Ltd. Bernard Kahlert, Director, and Janice Davies, Corporate Secretary, are a Director and Corporate Secretary of Diamonds North, respectively. The Company has a note receivable in the amount of $170,000 and accrued interest of $13,920 payable from Diamonds North.

Item 8.  Financial Information

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The Auditors’ Report of G. Ross McDonald, Chartered Accountant, for the audited financial statements is included herein immediately preceding the audited financial statements.

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange ("TSX") in Vancouver, British Columbia, Canada under the trading symbol "CMD" and CUSIP #56079L101.  The Company's common shares commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) on July 23, 1987. The closing price of the Company’s common stock was $0.40 on November 30, 2003.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the CDNX for shares of the Company's common stock for the most recent 6 months, the last ten fiscal quarters and the last 5 fiscal years.

Table No. 10

Canadian Venture Exchange Stock Trading Activity

Sales Canadian Dollars
Period Ended	High	Low	Closing
November 2003	$0.60	$0.40	$0.51
October 2003	$0.75	$0.48	$0.53
September 2003	$0.64	$0.39	$0.60
August 2003	$0.53	$0.22	$0.44
July 2003	$0.28	$0.20	$0.245
June 2003	$0.28	$0.20	$0.22

Three Months Ended 9/30/03	$0.64	$0.20	$0.60
Three Months Ended 6/30/03	$0.28	$0.19	$0.22
Three Months Ended 3/31/03	$0.27	$0.19	$0.22

Three Months Ended 12/31/02	$0.25	$0.11	$0.20
Three Months Ended 9/30/02	$0.30	$0.08	$0.12
Three Months Ended 6/30/02	$0.57	$0.22	$0.30
Three Months Ended 3/31/02	$0.51	$0.30	$0.45
Three Months Ended 12/31/01	$0.39	$0.18	$0.39
Three Months Ended 9/30/01	$0.36	$0.21	$0.27
Three Months Ended 6/30/01	$0.36	$0.24	$0.36
Three Months Ended 3/31/01	$0.39	$0.21	$0.24
Three Months Ended 12/31/00	$0.48	$0.21	$0.21

Fiscal Year Ended 12/31/02	$0.57	$0.08	$0.20
Fiscal Year Ended 12/31/01	$0.39	$0.18	$0.39
Fiscal Year Ended 12/31/00	$0.78	$0.21	$0.21
Fiscal Year Ended 12/31/99	$1.41	$0.30	$0.33
Fiscal Year Ended 12/31/98	$1.65	$0.60	$0.99

* All share prices have been adjusted for the May 2002 1 for 3 reverse stock split.

Table No. 11 lists, as of 9/30/03, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 11

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
Feb/02	2,388,888	2,388,888	$0.43 (year 1) $0.505 (year 2)	Feb 27/04 (2)

# All figures have been adjusted to reflect the 1 for 3 consolidation of common shares effective May 3, 2002.

(1)  The Warrants are non-transferable and include 166,667 warrants granted as a Finder’s Fee.

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to  marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, CIBC Mellon in Vancouver, British Columbia.

On 10/16/03, the shareholders' list for the Company's common shares showed 120 registered shareholders and 17,961,997 shares issued and outstanding. Refer to discussion below regarding holders of record of the Company's warrants.

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 250 shareholders of its common stock.

The Company has 38 registered shareholders in the United States. The Company believes there may be other U.S. shareholders that acquired the shares through the Canadian Venture Exchange that hold the stock in “street name” with various financial institutions.

As of 10/30/03, the Company was aware of 2 holders of its Share Purchase Warrants, both of which were located in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

The Registrant is unaware of any active market in the United States for its common shares or warrants.  The Registrant's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Registrant has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future.  The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is 100,000,000 common shares and 25,000,000 reorganization shares. As of 12/31/03, the end of the Company's last fiscal year, 17,328,831 common shares were outstanding.

The Company has financed its activities through the sale of equity capital. The timing of such sales was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The most recent financings are described in the following paragraphs. All figures have been adjusted for the 1 for 3 share consolidation effective May 3, 2002.

On February 27, 2002 the Company sold a Non-Brokered Private Placement of 2,222,222 post-consolidation Units at a price of $0.45 per Unit. Each Unit consisted of 2,222,222 common shares and 2,222,222 non-transferable warrants. Each warrant is exercisable at a price of $0.549 in the first year and at $0.648 in the second year. A Finder’s Fee of 166,667 additional Units was paid to Global Resource Investments Ltd.

On February 15, 2002 the Company sold a Non-Brokered Private Placement of 533,333 Units. Each Unit consisted of 533,333 common shares and 533,333 non-transferable common share purchase warrants. Each warrant is exercisable at a price of $0.30 for a one year period. A Finder’s Fee of 33,333 additional Units was paid to Pacific International Securities.

On October 20, 1999 the Company sold a 2-part Private Placement. The first part consisted of 433,944 flow-through Units at a price of $0.45 per Unit. Each Unit consisted of one flow-through common share and one flow-through warrant to purchase an additional flow-through common share at a price of $0.54 until October 14, 2000. The second part consisted of 328,000 non-flow through Units at a price of $0.45 per Unit. Each non-flow through Unit consisted of one common share and one common share purchase warrant which gave the holder the right to purchase one common share at a price of $0.45 until October 14, 2000 or at a price of $0.54 until October 14, 2001. The CDNX granted an extension to the exercise term for the non-flow through warrants only. The extension allows the holder to convert the warrant into one share of common stock at a price of $0.30 until October 14, 2002. The extended warrants have a forced conversion provision. If the common stock trades at a price of $0.39 or higher for 10 consecutive days the holder has 30 days in which to exercise the warrants. Any warrants that remain unexercised at the conclusion of the 30-day period will automatically expire. Total proceeds to the Company after payment of placement costs was $329,114.

On July 31, 1997 the Company sold a 2-part Private Placement. The first part consisted of 1,666,667 flow-through common shares at a price of $1.20 per share. The second part consisted of 416,667 Units with each Unit consisting of one non-flow through common share and one non-transferable warrant allowing the holder to purchase one common share at a price of $1.50 for one year. On August 4, 1998 the Vancouver Stock Exchange granted an extension of the warrant term until January 31, 1999 at an exercise price of $1.74 per share. Total proceeds to the Company after placement fees totaled $2,162,576.

On June 27, 1997 the Company sold 20,333 Units at a price of $5.40 per Unit. Each Unit consisted of 1 1/3 common shares (1 flow-through and 1/3 non-flow through) and 1 common share purchase warrant to purchase a further 1 flow-through and 1/3 non-flow through common share) at $5.40 for a period of one year. Total proceeds to the Company after payment of placement fees was $102,294.

On May 30, 1997, the Company sold 181,003 Units at a price of $5.40 per Unit. Each Unit consisted of 1 1/3 common shares (1 flow-through share and 1/3 non-flow through share) and 1 common share purchase warrant exercisable for a further 1 flow-through and 1/3 non-flow through share) at $5.40 for a one year period. Total proceeds to the Company after payment of placement fees was $933,113.

On January 16, 1997, the Company sold 455,000 Units at a price of $1.65 per Unit. Each Unit consisted of one common share and one non-transferable share purchase warrant exercisable at $1.80 for one year. Total proceeds to the Company after payment of placement fees was $722,019.

Flow-Through Shares

Proceeds from the sale of Flow-Through common shares are used to fund mineral exploration work that may qualify for Canadian tax credits. Expenditures made by eligible individuals and corporations conducting grassroots mineral exploration in Canada may qualify for credits of 20% of the amount by which total qualified mining exploration expenses are incurred by the taxpayer in the taxation year.

Qualified Mining Exploration Expenses are defined as any expense (before deducting any assistance) incurred by a taxpayer for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada, other than an excluded expense. Such qualified expenses may include costs incurred in:

a)

Prospecting

b)

Carrying out geological, geophysical or geochemical surveys

c)

Drilling by rotary, diamond, percussion or other methods

d)

Trenching, digging test pits and preliminary sampling

In order to apply for the Credit, the taxpayer must be subject to Income Tax for the taxation year in which the credit is being claimed.

Stock Options

Incentive Stock Options to purchase securities from Registrant are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under the stock option program, incentive stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that incentive stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock.  No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each incentive stock option may not exceed five years.

The exercise prices for incentive stock options were determined in accordance with British Columbia Securities Commission guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the TSX Venture Exchange immediately preceding the day on which the Directors granted and publicly announced the incentive stock options.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 10/16/03, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

Name	Number of Common stock Options held	Exer. Price	Expiration Date

William Coulter, President and Director	133,333 63,333 213,334 20,000	$0.23 0.23 0.20 0.26	12/14/04 09/11/06 01/23/08 08/20/08

Bernard Kahlert, V-P and Director	54,999 225,001 70,000	$0.23 0.20 0.26	09/11/06 01/23/08 08/20/08

Albert F. Reeve, Director	150,000	$0.20	01/23/08

Victor A. Tanaka, Director	16,666 50,000 66,668 16,666	$0.23 0.23 0.20 0.26	12/14/04 09/11/06 01/23/08 08/20/08

Janice Davies, Corporate Secretary	109,667 50,000	$0.20 0.26	01/23/08 08/20/08

Total Officers/Directors (5 persons)	1,239,667
Total Employees/Consultants (9 persons)	403,498
Total Officers/Directors/ Employees/Consultants (14)	1,643,165

# All amounts and prices reflect the 1 for 3 share consolidation effective May 3, 2002

Memorandum and Articles of Association

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles of association and bylaws a director is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested.

The Company’s articles of association and bylaws do not allow directors, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Part 8 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

b.

issue bonds or other debt instruments outright or as security for any liability or obligation for either the Company or any other person;

c.

mortgage any part or the whole of any property or assets of the Company;

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Reorganization Shares

The Company has authorized 25,000,000 Reorganization Shares without par value. Holders of Reorganization Shares are not entitled to receive notice of or to attend or vote at any meeting of members or the Company except for meetings called to alter, repeal, modify or amended the provisions attaching to the Reorganization Shares. These shares carry special rights and restrictions. The Reorganization Shares are of a rank junior to the Common Shares of the Company and are subject in all respects to the rights, privileges, restrictions and conditions attaching to the Common Shares except as detailed.

Concerning dividends, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Reorganization Shares, the holders of the Reorganization Shares will be entitled to receive, when declared by the Board of Directors, non-cumulative dividends in an amount or amounts to be determined by the Board of Directors.

Concerning redemption, subject to the prior rights, privileges, restrictions and conditions attaching to any shares of the Company ranking in priority to the Reorganization Shares, with or without notice, the Company may redeem at any time any of the then outstanding Reorganization Shares on payment in cash or property for each Reorganization Share in an amount equal to the aggregate redemption value, and the Board of Directors may authorize any person to conclusively determine the Reorganization Redemption Amount at any time.

Concerning rights upon liquidation, dissolution or winding-up, the holders of Reorganization Shares shall be entitled to receive from the property or assets of the Company an amount equal to the Reorganization Shares redemption amount, together with all declared and unpaid dividends. Subject to the prior rights of any shares of the Company ranking in priority to the Reorganization Shares, such payment or distribution shall be made prior to the payment of any amount or the distribution of any property or assets of the Company to the holders of any other shares ranking junior to the Reorganization Shares. Upon payment to the holders of record of the Reorganization Shares on the date of distribution of the amount so payable, such holders shall not be entitled to share in any further distribution of the property or assets of the Company.

The provisions attaching to the Reorganization Shares may be repealed, altered, modified or amended but only with the prior approval of the holders of the Reorganization Shares given by an instrument in writing given by the holders of all Reorganization Shares outstanding or by a resolution passed by at least 75% of the votes cast at a meeting of the holders or Reorganization Shares called for such purpose.

The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

a.

creating shares with par value or shares without par value

b.

increasing the number of shares with par value or without par value

c.

increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Company may by special resolution alter its Memorandum to subdivide, consolidate or change the designation of any or all of its shares in such manner and with such consents of members holding a class of shares as the Company Act provides.

The Company may alter its Memorandum or these Articles:

a.

by special resolution, to create, define and attach special rights and restrictions to any shares, and

b.

by special resolution to vary or abrogate any special rights and restrictions attached to any shares but no right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right is so affected has given consent in writing, or unless a resolution consenting is passed by three-fourths of such holders at a separate class meeting of the holders.

Redemption Provisions

The Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and at the terms specified in the resolution. No purchase will be made if, at the time, the Company is insolvent or the purchase would render the Company insolvent. Unless the shares are to purchased through a stock exchange or the Company is purchasing the shares from an employee or former employee, or if the Company is purchasing the shares from an affiliate or dissenting members, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind. If the Company proposes to redeem some but not all of the shares of any class, the Directors may decide the manner in which the shares to be redeemed shall be selected.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission are described in Part 9 of the Company’s bylaws.  These conditions are summarized as follows:

Annual Meeting. An annual general meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 13 months after the holding of the last preceding annual general meeting.

Extraordinary General Meetings. The Directors may convene an extraordinary general meeting whenever they see fit. Requisitionists may convene a meeting as provided under the Company Act.

Every member who is present in person shall have one vote and every member shall have one vote for which he is the registered holder either in person or by proxy. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Material Contracts

On May 31, 2000, the Company entered into a sale agreement of the Hammerdown/Rumbullion property with Richmont Mines. The Company originally sold an option to purchase the Mining Lease to Abiting Inc. on November 3, 1999 in exchange for a $100,000 payment and a further $3.3 million on March 3, 2000 if the option was exercised. In addition, Abiting agreed to pay Commander $600,000 in gold production royalties calculated at the rate of $10.00 per ounce on mine production from 70,000 to 130,000 and further royalty of $20 per ounce of gold produced over 200,000 ounces provided the price of gold is US$290.00 an ounce or higher. Additionally, Abiting cancelled all of the royalty and back in rights on Commander’s remaining Rendell-Jackman mineral claims outside of the Hammerdown/Rumbullion Lease #153. Abiting subsequently sold the Mining Lease to Richmont Mines Inc. who assumed the ongoing royalty obligations to Commander.

On September 6, 2001, the Company entered into an option agreement with Falconbridge concerning the Sarah Lake property. In 1996, the Company optioned the property to Donner Resources Ltd. who earned 60% of the property from Commander by paying $125,000 in option payments and issuing 150,000 common shares to Commander and expending $1,000,000 in property exploration. Under the option agreement with Donner, any partner not funding a pro-rata share of exploration expenditures would see its ownership percentage of the property reduced by the amount of the exploration. Commander obtained an additional 7.94% interest in the property by contributing all the exploration funding on the property during several periods.

On September 6, 2001 Falconbridge entered into an agreement with Donner and Commander to earn a 50% interest in the Sarah Lake property by spending $4,000,000 in exploration on the property on or before December 31, 2006. The agreement is part of a larger agreement between Falconbridge and other mining companies with properties in the area which in total covers approximately 624.5 square kilometers. Falconbridge can earn a 50% interest in the combined property by incurring a total of at least $2,000,000 in exploration expenditures on the combined property on or before December 31, 2002 and $2,000,000 in each subsequent calendar year. The minimum expenditures must include at least $200,000 on or before December 31 2003 and $100,000 in each of the subsequent calendar years on Commander’s Sarah Lake property.

In June 2003, the Company entered into an option agreement with BHP Billiton Diamonds to explore for gold on 400,000 hectares on Baffin Island, Nunavut, Canada. The Company can earn a 100% interest in the project by spending $200,000 in exploration by December 31, 2005. The Company’s earned interest is subject to a back-in right by BHP on any mineral discovery other than gold, where BHP can re-acquire a 75% interest. The project is also subject to a 1-3% NSR to BHP based upon gold prices.

In June 2003, the Company entered into an option agreement with BHP Billiton Diamonds to explore for gold on 50,000 hectares on Baffin Island, Nunavut, Canada. The Company can earn a 100% interest in the project by spending $10.0 million in exploration by December 31, 2012 and delivering a Feasibility Study by December 31, 2014. The Company’s earned interest is subject to a back-in right by BHP on any mineral discovery other than gold, where BHP can re-acquire a 75% interest. The project is also subject to a 1-3% NSR to BHP based upon gold prices, and certain of the leases are subject to a 12% Net Profits Royalty payable to the Nunavut Tunngavik Inuit.

In August 2003, the Company entered into an agreement with Falconbridge Ltd. to explore for gold, diamonds and other metals on 720,000 acres on Baffin Island, Nunavut, Canada which adjoin the previously optioned BHP Billiton leases. The Company can earn a 100% interest by spending $8 million in exploration prior to 2011. Any gold discovery is subject to a 1-3% NSR based upon gold prices, payable to Falconbridge. On other commodities, the Company can earn a 100% interest, subject to back-in rights held by Falconbridge and BHP which are covered by a pre-existing agreement between Falconbridge and BHP, as well as NSR royalties which vary from 1.5-2% depending upon the type of metal.

In August 2003, the Company entered into an agreement with Richmont Mines where the Company agreed to sell its interest in Mineral Exploration License 4870 in Newfoundland to Richmont. In exchange, the Company retains a royalty of $25 for each ounce of gold produced from the property.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend.  In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder.  The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes.  If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued an is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder’s holding period in which the Company is a PFIC.  If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company’s post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply.  It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC.  U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident U.S. shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year.  A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC.  A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance  any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.

Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Based on the aforementioned discussion, management does not believe that the Registrant is a “passive foreign investment company”.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“United States Shareholder”) the Company, could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company and the Company’s earnings invested in U.S. property and earnings invested “excess passive assets” (as specifically defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

Use of Proceeds

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of G. Ross McDonald Chartered Accountant, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2002, Fiscal 2001 and Fiscal 2000

Unaudited Financial Statements for the nine months ended September 30, 2003 and September 30, 2002

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The report of G. Ross McDonald, Chartered Accountant, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated March 31, 2003

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference, dated February 21, 2002

Balance Sheets at December 31, 2002, December 31, 2001, and December 31, 2000.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001, and 2000 and Cumulative, inception to December 31, 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 and Cumulative, inception to December 31, 2002.

Notes to Consolidated Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (CONT.)

Exhibits:

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws (Previously Filed)
2. Instruments defining the rights of holders of the securities being registered (Previously Filed)

3. Voting Trust Agreements – N/A

4. Material Contracts

A.

Revised Purchase Agreement with UMEX dated 11/4/1994 (Previously Filed)

B.

Royalty Agreement between Major General and Richmont Mines dated 5/31/2000 (Previously Filed)

C.

Option/Joint Venture Agreement between the Company and Donner Minerals Ltd. dated November 18, 1995. (Previously Filed)

D.

Option/Joint Venture Agreement between the Company et. al. and Falconbridge Limited dated September 6, 2001. (Previously Filed)

E.

Option Agreement between the Company and Rio Algom dated March 1, 1996. (Previously Filed)

F.

Letter from the Company to Rio Algom regarding the Nepisiguit Property dated March 8, 2001. (Previously Filed)

G.

Property Option Agreement between the Company and BHP Billiton Diamonds regarding the NTI properties on Baffin Island dated June 18, 2003.

H.

Property Option Agreement between the Company and BHP Billiton Diamonds regarding properties on Baffin Island dated June 18, 2003.

I.

Property Option Agreement between the Company and Falconbridge Limited regarding the Baffin Island properties dated August 6, 2003.

J.

Sale Agreement between the Company and Richmont Mines regarding Exploration License L4870 dated August 6, 2003.

Attached Attached Attached Attached
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries – N/A

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10. Other Documents (all previously filed):

Notice of Meeting and Management Information Circular for the Extraordinary General Meeting

a)

Schedule A – Arrangement Resolution

b)

Exhibit 1 to the Arrangement Agreement

c)

Appendix A-1 – Altered Memorandum of Commander Resources Ltd.

d)

Appendix A-2 – Amendment to Articles

e)

Appendix A-3 – List of Diamond Properties

f)

Schedule C – Supreme Court Petition

g)

Schedule D – Section 207 of the Company Act

h)

Schedule E – Draft of Petition

i)

Appendix 1 – Pro-forma Financial Statements

j)

Appendix II – Audited Financial Statements (see Exhibit A1 to this Registration Statement)

k)

Appendix III – Current List of Claims

Information Circular Dated March 23, 2002 (previously filed)

Agreement concerning exercise of warrants between Exploration Capital Partners and Major General Resources (previously filed)

MAJOR GENERAL RESOURCES LTD.

FINANCIAL STATEMENTS

For the years ended

December 31, 2001 and December 31, 2000

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Major General Resources Ltd. are the responsibility of the Company’s management.  The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best current estimates.

Management has developed and maintains a system of internal control to ensure that the Company’s assets are protected from loss or improper use, transactions are authorized and properly recorded and financial records are reliable.

The Board of Directors carries out its responsibilities for the financial statements principally through its Audit Committee.  The Audit Committee meets periodically with management and the auditor to review the financial statements and the results of audit examinations.

G. Ross McDonald, C.A. has audited the financial statements and his report outlines the scope of his examination and gives his opinion on the financial statements.

“William J. Coulter”_________________

William J. Coulter

President

G. Ross McDonald*

Chartered Accountant

___________________________________________________________________________________________________________________________________

*Denotes incorporated professional

Suite 1402, 543 Granville Street

Vancouver, B.C. V6C 1X8

Tel:   (604) 685-8646

Fax:  (604) 684-6334

AUDITOR’S REPORT

TO THE SHAREHOLDERS OF MAJOR GENERAL RESOURCES LTD.

I have audited the balance sheets of Major General Resources Ltd. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

I also reported separately on February 21, 2002 to the shareholders of the Company, on my audits, conducted in accordance with Canadian generally accepted auditing standards, when I expressed an opinion without reservation on the December 31, 2001 and 2000 financial statements, prepared in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the three year period ended December 31, 2001 and assets and shareholders’ equity as at December 31, 2001 and 2000 to the extent summarized in Note 12 to the financial statements.

“G. Ross McDonald”

G. Ross McDonald

Chartered Accountant

Vancouver, British Columbia, Canada

February 21, 2002

MAJOR GENERAL RESOURCES LTD.

BALANCE SHEETS

December 31
2001	2000
(restated – Note 7)
ASSETS
CURRENT ASSETS:
Cash and equivalents	$ 1,197,964	$ 2,134,604
Marketable securities (Notes 2(b) and (h))	40,887	21,317
Accounts receivable	155,804	355,339
Prepaid expenses	7,150	3,024
	1,401,805	2,514,284
MINERAL PROPERTIES (Note 3)	8,332,326	7,625,880
CAPITAL ASSETS (Note 4)	9,332	6,151
	$ 9,743,463	$10,146,315
LIABILITIES
CURRENT LIABILITIES: Accounts payable and accrued liabilities	$ 103,736	$ 102,036
FUTURE INCOME TAXES (Note 7)	1,113,326	1,349,344
	1,217,062	1,451,380
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	17,831,447	17,831,447
DEFICIT	(9,305,046)	(9,136,512)
	8,526,401	8,694,935
	$ 9,743,463	$10,146,315

Commitments (Note 9)

Approved by the Directors:

“Victor A. Tanaka”

Victor A. Tanaka

“William J. Coulter”

William J. Coulter

MAJOR GENERAL RESOURCES LTD.

STATEMENTs OF OPERATIONS AND DEFICIT

Years Ended December 31

	2001	2000	1999
		(restated-Note 7)	(restated-Note 7)
REVENUE
Interest income	$ 77,060	$ 124,109	$ 11,452
Mineral property transactions	55,868	1,319,411	11,227
Administration and other fees	-	26,996	21,490
	132,928	1,470,516	44,169
EXPENSES:
Salaries and wages	218,454	183,888	191,138
Rent	54,328	52,990	53,822
Investor relations and promotion	44,989	63,264	109,630
Audit and accounting	38,850	28,200	28,910
Office and miscellaneous	37,738	35,830	46,836
Bad debts (Note 8(c))	26,374	-	-
Legal	15,107	26,742	44,194
Transfer agent	6,396	7,749	7,835
Telephone	5,396	8,091	6,047
Regulatory fees	3,815	3,662	9,985
Amortization	3,769	13,240	15,819
	455,216	423,656	514,216
INCOME (LOSS) BEFORE THE FOLLOWING:	(322,288)	1,046,860	(470,047)
Write-off of mineral properties	(24,771)	(404,096)	(66,065)
General exploration	(25,533)	(5,953)	(5,632)
Write down of marketable securities	(31,960)	(16,483)	(48,071)
Gain on sale of marketable securities	-	-	58,550
INCOME (LOSS) BEFORE TAXES: FUTURE INCOME TAX (PROVISION) BENEFIT (Note 7)	(404,552) 236,018	620,328 (268,995)	(531,265) (1,080,349)
NET LOSS FOR THE YEAR	(168,534)	351,333	(1,611,614)
DEFICIT AT BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	(7,787,168)	(8,407,496)	(7,876,231)
ADJUSTMENT FOR FUTURE INCOME TAX (Note 7)	(1,349,344)	(1,080,349)	-
DEFICIT AT BEGINNING OF THE YEAR, AS RESTATED	(9,136,512)	(9,487,845)	(7,876,231)
DEFICIT AT END OF YEAR	$ (9,305,046)	$ (9,136,512)	$ (9,487,845)
LOSS PER SHARE	$ (0.01)	$ 0.01	$ (0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	42,099,328	41,873,254	39,065,202

MAJOR GENERAL RESOURCES LTD.

STATEMENTS OF CASH FLOWS

Years Ended December 31
	2001	2000	1999
		(restated-Note 7)	(restated-Note 7)
OPERATING ACTIVITIES:
Net loss for the year	$ (168,534)	$ 351,333	$ (1,611,614)
Non-cash items:
Amortization	3,769	13,240	15,819
Write-off of mineral properties	24,771	404,096	66,065
Write down of marketable securities	31,960	16,483	48,071
Gain on sale of marketable securities	-	-	(58,550)
Mineral property transactions	-	(1,308,610)	-
Future income tax	(236,018)	268,995	1,080,349
Net change in non-cash working capital items:
Accounts receivable	166,005	(254,811)	(31,428)
Prepaid expenses	(4,126)	2,844	4,381
Accounts payable and accrued liabilities	1,700	(55,524)	51,687
Cash from (applied to) operating activities	(180,473)	561,954	(435,220)
INVESTING ACTIVITIES:
Proceeds on disposal of marketable securities	-	-	66,050
Proceeds on disposal of mineral property	-	3,300,000	100,000
Mineral properties, net of recoveries	(749,217)	(976,424)	(469,331)
Capital assets	(6,950)	(3,455)	(329)
Cash from (applied to) investing activities	(756,167)	2,320,121	(303,610)
FINANCING ACTIVITIES:
Shares issued for cash	-	55,140	329,114
Cash from financing activities	-	55,140	329,114
INCREASE (DECREASE) IN CASH	(936,640)	1,813,307	(409,716)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	2,134,604	321,297	731,013
CASH AND EQUIVALENTS AT END OF YEAR	$1,197,964	$2,134,604	$ 321,297

Supplemental disclosure relating to cash flows (Note 6)

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

1.  NATURE OF OPERATIONS

The Company, directly or through joint ventures, is in the active process of exploring and developing its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development, and future profitable production from the properties or proceeds from disposition.

2.    SIGNIFICANT ACCOUNTING POLICIES

a)  Cash and equivalents

Cash and equivalents comprise cash and temporary investments which are redeemable at any time prior to their maturity date.

b)  Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.

c)  Mineral Properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

d)  Joint Ventures

Some of the Company's activities are conducted jointly with others.  These financial statements reflect only the Company's proportionate interests in such activities.

e)  Capital Assets

Capital assets consisting of office and computer equipment and furnishings are carried at cost.  Amortization is provided using the straight line method at an annual rate of 20% from the date of acquisition.

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

f)  Share Capital

Shares issued for non-monetary consideration is recorded at fair market value on the date the shares are issued, as authorized by the Board of Directors of the Company.

g)  Stock-Based Compensation Plan

The Company has a fixed stock option plan.  No compensation expense is recognized when stock or stock options are issued to directors, employees and consultants.  Any consideration paid by directors, employees and consultants on exercise of stock options or purchase of shares is credited to share capital.

h)  Financial Instruments

The carrying value of cash and equivalents, accounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of these instruments.

The quoted market value of marketable securities at December 31, 2001 is $56,886 (2000 - $22,010).

i)  Earnings (Loss) Per Share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year.  Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants would have the effect of reducing the loss per share.

j)  Income Taxes

During 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method.  This change has been applied retroactively.  Under this method for tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expenses was determined using the deferral method of tax allocation.  Under this method, future income tax expenses was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

k)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management assets include recoverability of mineral properties and amortization periods for capital assets.  Actual results could differ from those estimates.

l)  Comparative Amounts

Future income taxes for the years ended December 31, 2000 and 1999 have been restated to conform with the current year's presentation.

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

3.

MINERAL PROPERTIES

At December 31, 2001 and 2000, the Company’s mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties during the years were as follows:

	Sarah Lake	Green Bay*	Misty Lake*	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2000	$1,025,467	$2,433,422	$507,234	$380,697	$423,067	$2,855,993	$7,625,880
Additions during year
Acquisition costs	-	-	-	-	130,144	17,402	147,546
Exploration costs
Legal	-	-	-	-	31,558	-	31,558
Licences and fees	-	-	-	-	70,349	42,503	112,852
Geology	30,054	82,127	9,143	8,685	104,111	83,721	317,841
Geophysics	-	9,403	-	500	61,054	5,640	76,597
Geochemistry	295	-	-	-	121,645	436	122,376
Drilling	1,058	86,967	-	79,484	1,242	1,300	170,051
Environment	3,433	-	-	-	-	1,207	4,640
Line Cutting	-	-	-	-	55,138	-	55,138
	34,840	178,497	9,143	88,669	445,097	134,807	891,053
Less:
Recoveries	-	(64,345)	-	(42,766)	(116,100)	(1,540)	(224,751)
Option Payments	-	(35,000)	-	-	(47,631)	-	(82,631)
	34,840	79,152	9,143	45,903	281,366	133,267	583,671
Total additions during year	34,840	79,152	9,143	45,903	411,510	150,669	731,217
Mineral properties written-off	-	-	-	-	-	(24,771)	(24,771)
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326

        * included in Other Properties in 2000

	Rendell Jackman Hammerdown	Sarah Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 1999	$ 2,136,382	$ 522,036	$ 101,171	$ 478,078	$5,781,025	$ 9,018,692
Additions during year
Acquisition costs	-	-	-	68,750	6,416	75,166
Exploration costs
Licences and fees	(87)	1,650	9,635	468	47,441	59,107
Geology	39,428	121,623	28,405	321,627	94,095	605,178
Geophysics	11,102	2,860	29,408	129,158	136,966	309,494
Geochemistry	-	-	-	6,255	9,323	15,578
Drilling	-	365,306	237,078	-	2,059	604,443
Environment	-	11,992	-	-	11,497	23,489
Line Cutting	571	-	-	-	82,964	83,535
	51,014	503,431	304,526	457,508	384,345	1,700,824
Less:
Recoveries	(98,000)	-	-	(556,269)	(41,547)	(695,816)
Option Payments	-	-	(25,000)	(25,000)	(27,500)	(77,500)
	(46,986)	503,431	279,526	(123,761)	315,298	927,508
Total additions (recoveries) during year	(46,986)	503,431	279,526	(55,011)	321,714	1,002,674
Sale of property	(1,991,390)	-	-	-	-	(1,991,390)
Mineral properties written-off	-	-	-	-	(404,096)	(404,096)
Balance, December 31, 2000	$ 98,006	$1,025,467	$ 380,697	$ 423,067	$5,698,643	$ 7,625,880

        Certain amounts for the year ended December 31, 2000 have been restated to conform with the current year’s presentation.

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

3.

MINERAL PROPERTIES (continued)

a) Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998.  The joint venture granted an option in 2001 which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

b)  Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.  An option has been granted on the property whereby the optionee can earn a 60% interest by spending $3,500,000 on the property.

c)  Misty Lake, Northwest Territories

The Company holds a 24% joint venture interest in the Misty Lake property.  The joint venture granted an option in 2001 which allows the optionee to earn an initial 35% interest in the property by drilling and encountering kimberlite.

d)  Despinassy Gold, Quebec

The Company has a 30% interest in the joint venture, which was formed in 1999.  The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.

e)  Victoria Island, Nunavut

The Company owns varying interests in several properties on Victoria Island on which diamond exploration programs are conducted.  Some of the interests are represented by joint ventures, some are claims optioned to optionees and some are 100% owned Company claims.

f)  Rendell Jackman Property, Newfoundland

The Company owned a 100% interest in the Rendell Jackman Property.  Pursuant to a letter agreement dated November 2, 1999, the Company granted an option for the sale of the Hammerdown/Rumbullion Gold Deposit, which comprised the majority area of the property.  The Company received an initial $100,000 in 1999 and an additional $3,300,000 in 2000 upon the exercise of the option.  The Company is entitled to receive, upon commencement of production, a further $600,000 at the rate of $10 per ounce of gold produced from the property in excess of 70,000 ounces to 130,000 ounces and, after 200,000 ounces of gold production, $20 per ounce provided the price of gold exceeds US $290 per ounce.

g)  Other Properties

The Company owns several other properties in which it holds interests ranging from 50% to 100%.  All the properties are located in Canada.  The Company has granted options on some of these properties.

During the year ended December 31, 2001 the Company terminated its option on the Deva property located in Quebec.  Accordingly, the Company wrote-off an aggregate $24,771 of acquisition and exploration costs related to this property.

During the year ended December 31, 2000 the Company terminated its option on the Spider Lake property in Ontario and allowed certain mineral licenses in Newfoundland to lapse.  Accordingly, the Company wrote-off an aggregate $404,096 of acquisition and exploration costs related to these properties.

4.

CAPITAL ASSETS

Capital assets consist of furniture, office and computer equipment, which have an aggregate cost of $125,061 (2000-$118,111), accumulated amortization of $115,729 (2000–$111,960) and net book value of $9,332 (2000-$6,151).

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

5.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value

2001	2000
	No. of Shares	Amount	No. of Shares	Amount
Issued:
Balance at beginning of year	42,099,328	$17,831,447	41,617,995	$17,750,057
Issued during the year
For cash
Exercise of options	-	-	156,000	28,080
Exercise of warrants	-	-	150,333	27,060
For mineral properties	-	-	175,000	26,250
			481,333	81,390
Balance at end of year	42,099,328	$17,831,447	42,099,328	$17,831,447

a)

Common Share Purchase Warrants

As at December 31, 2001 the Company had outstanding warrants for the purchase of 984,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Exercised	Expired	Outstanding at December 31, 2001
$0.40	April 26, 2001	87,500	-	(87,500)	-
$0.10	October 14, 2002	984,000	-	-	984,000
		1,071,500	-	(87,500)	984,000

In September 2001 the Company reduced the exercise price of the warrants to acquire 984,000 common shares from $0.18 to $0.10 per share and also extended the expiry date by one year to October 14, 2002.  The warrants also have a forced exercise provision whereby should the closing price of the Company's shares be at $0.13 or greater for a period of ten consecutive trading days, warrant holders will have thirty days in which to exercise the warrants.  Failure to do so within the thirty day period would result in the expiry of the warrants on the thirty-first day.

b)

Stock Options

Under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for up to 8,300,000 common shares.  As at December 31, 2001, the Company had stock options outstanding for the purchase of 4,275,000 common shares.

	2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,709,000	$0.18	4,665,000	$0.18
Granted	1,013,000	$0.10	-	-
Exercised	-	-	(156,000)	$0.18
Expired/cancelled	(447,000)	$0.18	(800,000)	$0.18
Outstanding at end of year	4,275,000	$0.16	3,709,000	$0.18

The following summarizes information about stock options outstanding at December 31, 2001:

Number of Shares	Weighted Average Exercise Price	Expiry Date
100,000	$0.18	March 20, 2002
1,189,000	$0.18	September 30, 2002
1,140,000	$0.18	July 26, 2003
25,000	$0.18	December 9, 2003
808,000	$0.18	December 14, 2004
1,013,000	$0.10	September 11, 2006
4,275,000

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

5.

SHARE CAPITAL (continued)

Subsequent to the year ended December 31, 2001, the Company received regulatory approval for the reduction in the exercise price of options to acquire an aggregate 3,162,000 common shares from $0.18 to $0.10 per share.  The price reduction on 2,070,000 of these options, granted to directors and officers of the Company, are subject to shareholder approval.

6.        SUPPLEMENTAL DISCLOSURE RELATING TO CASH FLOWS

The following material non-cash transactions occurred:

a)

During the year ended December 31, 2001, the Company received marketable securities valued at $18,000 as an option payment in relation to a mineral property and received marketable securities valued at $33,530 in settlement of an account receivable from a company related by virtue of a common director.

b)

During the year ended December 31, 2000, the Company issued 175,000 common shares valued at $26,250 in relation to its mineral property interests.

Supplemental cash flow information:

The Company received interest income of $41,293 (2000 - $79,979).

7.

INCOME TAXES

As at December 31, 2001, the Company has non-capital losses of approximately $1,805,200 which may be applied against future income for Canadian income tax purposes.  The potential income tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2003	$ 442,100
2004	284,500
2005	356,200
2006	345,700
2008	376,700
$1,805,200

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.  Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2001	2000	1999
Rates	44.62%	45.62%	45.62%
Future income tax assets (liabilities)
Non-capital losses carried forward	$ 805,504	$ 651,739	$ 1,109,013
Capital losses carried forward	61,233	62,605	62,605
Temporary differences on mineral properties	(2,074,975)	(2,144,428)	(2,319,147)
Temporary differences on other assets	94,912	80,740	67,180
Future income tax liabilities, net	$ (1,113,326)	$ (1,349,344)	$ (1,080,349)

The retroactive application of the change in accounting policy to the asset and liability method (Note 2(j)) has the effect of increasing the reported net loss and deficit for the year ended December 31, 1999 by $1,080,349 and reducing the net income and increasing the deficit for the year ended December 31, 2000 by $268,995.  An income tax benefit of $236,018 has been recorded for the year ended December 31, 2001.

8.

RELATED PARTY TRANSACTIONS

a)

The Company shares certain administrative costs with three other companies related by virtue of a common director.

b)

Included in accounts receivable is an aggregate of $10,273 (2000 - $47,499) owed by those companies for shared administrative costs.  During fiscal 2001, the Company received 335,295 common shares from one of these companies in settlement of $33,530 of accounts receivable.  As at December 31, 2001, the shares are still held by the Company.

c)

During 2001, the Company wrote-off an aggregate $26,374 of shared costs owed by a company related by virtue of a common director.

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

9.

COMMITMENTS

Pursuant to an agreement which expires on February 28, 2002, the Company leases office premises from a company with a director in common.  The Company has entered into a new lease agreement commencing on March 1, 2002 for a two year period expiring on February 29, 2004.  The Company's share of annual rental costs is approximately $31,000.

10.

SEGMENTED INFORMATION

The Company has one operating segment, mineral exploration and development.  All of the Company’s assets are located in Canada.

11.

SUBSEQUENT EVENTS

a)

The Company issued 1,600,000 units at $0.10 per unit for gross proceeds of $160,000, pursuant to a private placement.  The units consist of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.  A finders fee of 100,000 units was also paid in connection with the private placement.

b)

Warrants to acquire 580,500 common shares at $0.10 per share were exercised for gross proceeds of $58,050.

c)

The Company granted options to acquire 190,000 common shares exercisable at $0.10 per share to January 10, 2003 as to 90,000 shares, and to January 10, 2007 as to 100,000 shares.

d)

The Company is proceeding with the consolidation of its shares on a one-for-three basis and thereafter, a reorganization which involves the transfer of it’s diamond prospects to a newly-formed company in consideration of up to a 2% royalty on diamond production from the properties and the proposed changing of its name to Commander Resources Ltd.  Each existing shareholder will receive one share in the new company for each 3.5 post-consolidated shares of the Company.  The new company will apply for a listing on the Canadian Venture Exchange (“CDNX”).

All options and warrants outstanding prior to the consolidation will be adjusted by dividing the number outstanding by three and tripling the exercise price,  the exercise price shall then be adjusted and the options and warrants separated so as to be exercisable separately for common shares of both the Company and the new company on the basis that for every 3.5 common shares purchasable of the Company, the holder will also be entitled to purchase, separately, one common share of the new company.

The Company will loan $300,000 to the new company, which loan plus accrued interest at 6% per annum, is repayable by March 1, 2004 or may be converted into new diamond company units at a price of $0.50 per unit.  Each unit consists of one common share and one half share purchase warrant, each whole warrant is exercisable to acquire one additional share at $0.60 per share for a one year period from the date the new company shares commence trading on the CDNX.

The Company has arranged for a private placement financing of 2,222,222 post-consolidation units at $0.45 per unit for gross proceeds of $1,000,000.  A finder’s fee of 7.5% is payable, in units, on the private placement.  Each unit will consist of one post-consolidated common share and one warrant exercisable to purchase one additional common share at $0.55 in the first year and at $0.65 in the second year.

The reorganization and transfer of diamond property assets is subject to obtaining a minimum 75% of shareholder approval as well obtaining approvals from the Supreme Court of British Columbia and the CDNX.

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following:

a)

Marketable Securities:

Under U.S. GAAP, marketable securities considered trading securities would be recorded at market value with any unrealized gains (2001: $15,999, 2000: $693, 1999: $nil) being recorded in operations.

b)

Comprehensive Income

Under U.S. GAAP, Financial Accounting Standards Board Statement No .130 (FAS 130), “Reporting Comprehensive Income”, established standards for the reporting and display of comprehensive income and its components in general-purpose financial statements.  Items defined as other comprehensive income are separately classified in the financial

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet.  For fiscal years 2001, 2000 and 1999 the Company’s comprehensive income (loss) was the same as its net income (loss).

c)

Compensatory options:

(i)

Employees

Canadian GAAP for employee stock-based compensation is similar to that allowed under US GAAP, whereby share compensation in the form of options granted to employees is not recorded as a compensation expense, but recorded as an addition to share capital at the time the options are exercised.  However, US GAAP required additional disclosure of the effects of accounting for stock-based compensation as compensation expense using the fair value method.  Pro-forma information regarding net loss and loss per share is required by FAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method.

The following summarizes information about employee stock options granted and outstanding at December 31, 2001 and 2000 and changes during the years then ended:

2001	2000
	No. of Options	Weighted Average Exercise Price	No. of Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,134,000	$0.18	2,750,000	$0.18
Granted	645,000	$0.10	-	-
Exercised	-	-	(16,000)	$0.18
Cancelled/expired	(214,000)	$0.18	(600,000)	$0.18
Outstanding at end of year	2,565,000	$0.16	2,134,000	$0.18

Summary information about the options outstanding at December 31, 2001 is as follows:

Exercise Price	Options Outstanding December 31, 2001	Weighted Average Remaining Life
$0.18	1,920,000	1.34
$0.10	645,000	1.18
	2,565,000	2.52

The Black-Scholes option valuation model was developed for use in estimating for the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require highly subjective assumptions including the expected stock price volatility.  Because the Company’s employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially effect the fair value estimate., in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value for these options (see Note 12(c)) at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the fiscal years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Risk-free interest rate	1.75%	6.0%	5.0%
Expected dividend yield	-	-	-
Expected stock price volatility	80%	66%	75%
Expected life in years	2.52%	2.0	3.2

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods.  The pro-forma effect on net loss for fiscal year 2001, 2000 and 1999 may not be representative of the actual results had the Company accounted for the stock options using the fair value method.  The Company’s pro-forma information follows:

	2001	2000	1999
Net loss, under U.S. GAAP (Note 12 (e))	$(882,155)	$(246,552)	$(1,959,870)
Employee stock based compensation expense	(40,614)	-	(78,559)
Pro-forma net loss	$(922,769)	$(246,552)	$(2,038,429)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.05)
Pro-forma basic and diluted loss per share	$(0.02)	$(0.01)	$(0.05)
Weighted average number of shares outstanding	42,099,328	41,873,254	39,065,202

Because FAS No.123 applies only to stock-based compensation awards for the fiscal year ended February 29, 1996 and future years, the pro-forma disclosures under FAS No.123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, non-vested awards.

(ii)

Non-Employees

The following summarizes information about non-employee stock options granted and outstanding at December 31, 2001 and 2000 and changes during the years ended:

2001	2000
	No. of Options	Weighted Average Exercise Price	No. of Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,575,000	$0.18	1,915,000	$0.18
Granted	368,000	$0.10	-	-
Exercised	-	-	140,000	$0.18
Cancelled/expired	(233,000)	$0.18	200,000	$0.18
Outstanding at end of year	1,710,000	$0.16	1,575,000	$0.18

Under Canadian GAAP, compensation expense on stock options granted to non-employees is not recorded.  Under U.S. GAAP, compensation expense on options granted to non-employees is recorded as an expense in the period the options are vested.

Stock options granted to non-employees are accounted for using the fair value method, in accordance with FAS No. 123.  The fair values of the options were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions for the grants made in 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	1.75%	6.0%	5.0%
Expected dividend yield	-	-	-
Expected stock price volatility	80%	66%	75%
Expected life in years	2.03	1.68	2.64

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Summary information about the options outstanding at December 31, 2001 is as follows:

Exercise Price	Options Outstanding December 31, 2001	Weighted Average Remaining Life
$0.18	1,342,000	1.02
$0.10	368,000	1.01
	1,710,000	2.03

d)

Mineral Properties:

FAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  FAS 121 requires mineral property costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Company has expensed all mineral property costs for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

e)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

MAJOR GENERAL RESOURCES LTD.

Notes to the Financial Statements

December 31, 2001

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

BALANCE SHEETS	2001	2000
Assets under Canadian GAAP	$9,743,463	$10,146,315
Adjustments to reconcile to U.S. GAAP Unrealized gain on marketable securities Write-off of capitalized mineral property costs	15,999 (8,332,326)	693 (7,625,880)
Assets under U.S. GAAP	$1,427,136	$2,521,128

Shareholders’ equity, under Canadian GAAP	$8,526,401	$8,694,935
Adjustments to reconcile to U.S. GAAP Non-employee stock based compensation expense - current year - prior years	23,172 (490,838)	- (490,838)
Unrealized gain on marketable securities Write-off of mineral property costs	15,999 (8,332,326)	693 (7,625,880)
Shareholders’ equity (deficiency) under U.S. GAAP	$(257,592)	$578,910

STATEMENTS OF OPERATIONS	2001	2000 (restated - Note 7)	1999 (restated - Note 7)
Income (loss) for the year, under Canadian GAAP	$(168,534)	$351,333	$(1,611,614)
Adjustments to reconcile to U.S. GAAP Unrealized gain on marketable securities	15,999	693	-
Non-employee stock based compensation expense	(23,172)	-	(15,340)
Option payments and recoveries received in the year	307,383	773,316	198,437
Mineral property costs incurred in the year	(1,038,602)	(1,775,990)	(597,418)
Reversal of write-off of mineral properties, under Canadian GAAP	24,771	404,096	66,065
Loss for the year, under U.S. GAAP	$(882,155)	$(246,552)	$(1,959,870)
Loss per share, under U.S. GAAP	$(0.02)	$(0.01)	$(0.05)
Weighted average number of shares outstanding	42,099,328	41,873,254	39,065,202

STATEMENTS OF CASH FLOWS	2001	2000	1999
Cash from (applied to) operating activities, under Canadian GAAP	$(180,473)	$(561,954)	$(435,220)
Option payments and recoveries received in the year	289,383	4,073,316	198,437
Mineral property costs incurred in the year	(1,038,600)	(1,749,740)	(567,768)
Cash from (applied) to operating activities, under U.S. GAAP	$(929,690)	$1,761,622	$(804,551)

Cash applied to investing activities, under Canadian GAAP	$(756,167)	$2,320,121	$(303,610)
Mineral property costs, net of recoveries, incurred in the year	749,217	(2,323,576)	369,331
Cash applied to investing activities, under U.S. GAAP	$(6,950)	$(3,455)	$(65,721)

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

FINANCIAL STATEMENTS

For the years ended

DECEMBER 31, 2002 and 2001

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Commander Resources Ltd. (formerly Major General Resources Ltd.) are the responsibility of the Company’s management.  The financial statements are prepared in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in Note13 and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee which is composed primarily of non-management directors.  The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by G. Ross McDonald, C.A. and his report outlines the scope of his examination and gives his opinion on the financial statements.

“William J. Coulter”

William J. Coulter

President

March 31, 2003

AUDITOR’S REPORT

TO THE SHAREHOLDERS OF COMMANDER RESOURCES LTD.

I have audited the balance sheets of Commander Resources Ltd. (formerly Major General Resources Ltd.) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with generally accepted accounting principles in Canada.  As required by the Company Act (British Columbia), I report that in my opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for cash flows for each of the years in the three year period ended December 31, 2002 and assets and shareholders’ equity as at December 31, 2002 and 2001 to the extent summarized in Note 13 to the financial statements.

“G. Ross McDonald”  (signed)

G. Ross McDonald

Chartered Accountant

Vancouver, Canada

March 31, 2003

(formerly Major General Resources Ltd.) Balance Sheets December 31 (expressed in Canadian dollars)
	2002	2001

ASSETS

Current assets
Cash and cash equivalents	$1,343,690	$1,197,964
Marketable securities (Note 3)	669,692	40,887
Accounts receivable	255,978	145,531
Due from related parties	153,275	10,273
Prepaid expenses	4,978	7,150
	2,427,613	1,401,805

Note receivable (Note 4)	183,920	-
Mineral properties (Note 5)	6,722,860	8,332,326
Property, plant and equipment (Note 6)	11,974	9,332

	$9,346,367	$9,743,463

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$303,702	$103,736

Future income taxes (Note12)	781,402	1,113,326
	1,085,104	1,217,062

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	17,608,657	17,831,447

Stock-based compensation (Note 7 (f))	1,676	-

Deficit	(9,349,070)	(9,305,046)

	8,261,263	8,526,401

	$9,346,367	$9,743,463

Commitments (Note 9)

Subsequent Events (Note 14)

Approved by the Directors:	“William J. Coulter”	“Victor A. Tanaka”
	William J. Coulter	Victor A. Tanaka

(formerly Major General Resources Ltd.) Statements of Operations and Deficit For the Years Ended December 31 (expressed in Canadian dollars)

	2002	2001	2000
			(restated – Note 12)

Revenue
Royalties	$202,785	$-	$-
Mineral property transactions	42,899	55,868	1,319,411
	245,684	55,868	1,319,411
General and Administrative Expenses
Salaries and benefits	244,838	218,454	183,888
Investor relations and promotion	115,475	39,008	55,458
Audit and accounting	57,623	38,850	28,200
Office and miscellaneous	54,366	37,738	35,830
Rent	45,846	54,328	52,990
Annual report and meeting	34,636	5,981	7,806
Legal	34,489	15,107	26,742
Transfer agent	17,952	6,396	7,749
Regulatory fees	16,676	3,815	3,662
Telephone	5,261	5,396	8,091
Amortization	4,525	3,769	13,240
Bad debts	-	26,374	-
	631,687	455,216	423,656
Income (loss) before the undernoted	(386,003)	(399,348)	895,755
Administration and other fees	-	-	26,996
Investment income	496,702	77,060	124,109
Property investigation	(13,616)	(25,533)	(5,953)
Stock-based compensation	(1,676)	-	-
Write down of marketable securities	(23,145)	(31,960)	(16,483)
Write down of mineral properties	(456,298)	(24,771)	(404,096)
Gain on sale of marketable securities	8,088	-	-
Income (loss) before taxes	(375,948)	(404,552)	620,328
Future income tax (provision) benefit (Note 12)	331,924	236,018	(268,995)
Income (loss) for the year	(44,024)	(168,534)	351,333
Deficit, beginning of year, as previously reported	(9,305,046)	(7,787,168)	(8,407,496)
Adjustment for future income tax (Note 12)	-	(1,349,344)	(1,080,349)
Deficit beginning of year, as restated	(9,305,046)	(9,136,512)	(9,487,845)

Deficit end of year	$(9,349,070)	$(9,305,046)	$(9,136,512)

Basic earnings (loss) per share	$(0.01)	$(0.01)	$0.03
Diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.01
Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)	16,860,039	14,033,109	13,957,751

(formerly Major General Resources Ltd.) Statements of Cash Flows For the Year Ended December 31 (expressed in Canadian dollars)
2002	2001	2000
(restated-Note 12) 12)
Cash provided from (used for):

Operating activities
Income (loss) for the year	$(44,024)	$(168,534)	$351,333
Items not involving cash:
Amortization	4,525	3,769	13,240
Write down of mineral properties	456,298	24,771	404,096
Write down of marketable securities	23,145	31,960	16,483
Investment income received in marketable securities	(445,000)	-	-
Gain on sale of marketable securities	(8,088)	-	-
Stock-based compensation	1,676	-	-
Mineral property transactions	-	-	(1,308,610)
Future income tax	(331,924)	(236,018)	268,995
Net change in non-cash working capital items:
Accounts receivable	(110,447)	128,779	(245,189)
Due from related parties	(143,002)	37,226	(9,622)
Prepaid expenses	2,172	(4,126)	2,844
Accounts payable and accrued liabilities	(32,310)	(506)	(37,519)
	(626,979)	(182,679)	(543,949)

Investing activities
Proceeds from sale of marketable securities	9,138	-	-
Purchase of marketable securities	(78,000)	-	-
Proceeds on disposal of mineral property	-	-	3,300,000
Loan receivable	(313,920)	-	-
Mineral property acquisition and exploration costs	(331,672)	(749,217)	(976,424)
Accounts payable and accrued liabilities related to mineral properties	232,276	2,206	(18,005)
Purchase of capital assets	(7,167)	(6,950)	(3,455)
	(489,345)	(753,961)	2,302,116

Financing activities
Shares issued for cash	1,262,050	-	55,140

Increase (decrease) in cash and cash equivalents	145,726	(936,640)	1,813,307

Cash and cash equivalents, beginning of year	1,197,964	2,134,604	321,297

Cash and cash equivalents, end of year	$1,343,690	$1,197,964	$2,134,604

Supplemental Cash Flow Information (Note 11)

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

1.

Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources which are economically recoverable.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically recoverable reserves,

- the ability of the Company to obtain financing to complete development, and

- future profitable production from the properties or proceeds from disposition.

On March 4, 2002 the Company entered into an Arrangement Agreement with it’s then wholly owned subsidiary, Diamonds North Resources Ltd. (“DNR”) in order to implement a statutory procedure known as an arrangement (the “Arrangement”) under Section 252 of the Company Act (British Columbia).  The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002, the Company consolidated its share capital on a 1 for 3 basis and changed its name from Major General Resources Ltd. (“Major”) to Commander Resources Ltd. (“Commander”).  Pursuant to the Arrangement, each 3.5 issued and outstanding post-consolidated common shares of Major were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander.  All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander.  Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR at an ascribed value of $1,484,840.

DNR completed an initial public offering and on July 15, 2002 the common shares of DNR were listed for trading on the TSX Venture Exchange (the “Exchange”).

Anti-dilution provisions in connection with the outstanding stock options and warrants of The Company provide that the rights of option and warrant holders cannot be altered or restricted as a result of the Arrangement.  On May 3, 2002, all options and warrants of the Company outstanding prior to the consolidation were adjusted by dividing the number of options and warrants outstanding by the consolidation factor of 3 and tripling the exercise price.  The exercise price was then adjusted and the options and warrants were separated so as to be exercisable separately into Commander common shares and DNR common shares on the basis that for every 3.5 common shares purchasable of Commander, the holder thereof will be entitled to purchase, separately, one common share of the Company.

A director of the Company is also a director of DNR.  As at December 31, 2002, Commander held a 9.9% interest in DNR.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

2.

Significant Accounting Policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

(b)

Financial instruments

The fair value of the Company’s cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.  It is not practical to determine the fair value of the amounts outstanding from related parties or from the note receivable due to their related party nature and absence of a market for such instruments.

The fair value of marketable securities is disclosed in Note 3.

(c)

Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

(d)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

2.

Significant Accounting Policies (continued)

(d)

Mineral properties (continued)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The

Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

(e)

Joint Venture accounting

The Company follows the proportionate consolidation method of accounting for joint ventures. The Company’s interest in joint ventures is reflected in the mineral property cost for each of these properties.

(f)

Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization.  Amortization is recorded using the straight line method at annual rates of 20%.

(g)

Stock-based compensation

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for accounting for stock-based compensation expense.  Under this standard, stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and are recorded as an expense in the period the stock-based payment are vested or the awards or rights are granted.

The Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees.  No compensation expense is recognized when stock options are granted if the exercise price of the stock options granted is at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, is disclosed as pro-forma information.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

2.

Significant Accounting Policies (continued)

(h)

Income taxes

Income taxes are calculated using the asset and liability method.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected in be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

(i)

Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share.  Therefore, basic and diluted loss per share are the same.

(j)   Revenue recognition

Revenues from royalties are recorded upon receipt or accrued for when the amount receivable has been ascertained.  Revenues from mineral property transactions are recorded when option payments, expense recoveries or proceeds from disposal received exceed the carrying value of a mineral property.

(k)   Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.

Marketable securities were written down by $23,145 in fiscal 2002 (2001 - $31,960, 2000 - $16,483).  The quoted market value of marketable securities at December 31, 2002 was $1,162,882 (2001 - $56,886).

Included in marketable securities, as at December 31, 2002, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

As at December 31, 2002 the Company also holds 1,280,000 common shares of DNR, a company related by virtue of a common director and in which the Company has a 9.9% interest.  Of these shares, a total of 960,000 shares are held in escrow and are to be released in instalments of 320,000 shares each commencing on January 8, 2003 to January 8, 2004 (Note 4).  The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two year period which expires on March 18, 2004.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

4.

Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes.  The loan bears interest at the rate of 6% per annum.  The loan plus accrued interest is payable in cash on or before March 1, 2004.  At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i)

prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii)

on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

In consideration of the loan, the Company received 890,000 common shares of DNR valued at $0.50 per share.  These shares, and any shares issued upon conversion of the loan, are held in escrow and will be released in four equal installments, commencing on July 15, 2002 and then every six months thereafter.

During 2002, the Company received an aggregate of 260,000 common shares and 130,000 warrants of DNR pursuant to the conversion of $130,000 of the principal portion of the loan.  The Company exercised the warrants to acquire an additional 130,000 common shares of DNR at a price of $0.60 per share.

As at December 31, 2002 a balance of $183,920, consisting of the remaining principal balance of $170,000 plus accrued interest of $13,920, is owed by DNR.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

5.

Mineral Properties

At December 31, 2002 and 2001, the Company's mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Despinassy	Misty Lake	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$426,600	$516,377	$834,577	$2,981,891	$8,332,326

Additions during year
Acquisition costs	-	-	-	-	-	8,809	8,809

Exploration costs
Administration	-	163	-	-	-	-	163
Licenses and fees	-	25	-	-	2,930	10,207	13,162
Geology	15,784	39,156	1,907	2,004	36,466	23,517	118,834
Geophysics	-	35,270	-	800	1,510	125	37,705
Line cutting	-	10,197	-	-	-	-	10,197
Drilling	46,606	211,462	-	-	-	1,500	259,568
	62,390	296,273	1,907	2,804	40,906	35,349	439,629
Less:
Recoveries	-	(100,000)	-	-	(7,446)	(9,320)	(116,766)

Total additions during year, net	62,390	196,273	1,907	2,804	33,460	34,838	331,672
Reorganization (Note 1)	-	-	-	(519,181)	(868,037)	(97,622)	(1,484,840)
Mineral properties written down	-	(11,678)	(328,507)	-	-	(116,113)	(456,298)
Balance, December 31, 2002	$1,122,697	$2,697,169	$100,000	$ -	$ -	$2,802,994	$6,722,860

	Sarah Lake	Green Bay	Despinassy	Misty Lake	Victoria Island	Other Properties	Total
Balance, December 31, 2000	$1,025,467	$2,433,422	$380,697	$507,234	$423,067	$2,855,993	$7,625,880

Additions during year
Acquisition costs	-	-	-	-	130,144	17,402	147,546

Exploration costs
Legal	-	-	-	-	31,558	-	31,558
Licenses and fees	-	-	-	-	70,349	42,503	112,852
Geology	30,054	82,127	8,685	9,143	104,111	83,721	317,841
Geophysics	-	9,403	500	-	61,054	5,640	76,597
Geochemistry	295	-	-	-	121,645	436	122,376
Drilling	1,058	86,967	79,484	-	1,242	1,300	170,051
Environment	3,433	-	-	-	-	1,207	4,640
Line Cutting	-	-	-	-	55,138	-	55,138
	34,840	178,497	88,669	9,143	445,097	134,807	891,053
Less:
Recoveries	-	(64,345)	(42,766)	-	(116,100)	(1,540)	(224,751)
Option Payments	-	(35,000)	-	-	(47,631)	-	(82,631)
	-	(99,345)	(42,766)	-	(163,731)	(1,540)	(307,382)

Total additions during year, net	34,840	79,152	45,903	9,143	411,510	150,669	731,217
Mineral properties written off	-	-	-	-	-	(24,771)	(24,771)
Balance, December 31, 2001	$1,060,307	$2,512,574	$426,600	$516,377	$834,577	$2,981,891	$8,332,326

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

5.

Mineral Properties (continued)

(a)

Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998.  The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.  During 2002, the Company allowed three of the licenses within the property to lapse and accordingly, wrote-off costs incurred on these licenses In the amount of $11,678.

(c)

Despinassy Gold, Quebec

The Company has a 30% interest in the Despinassy Gold joint venture, which was formed in 1999.  The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.  During 2002, the Company wrote down the carrying value of the property by $328,507 to reflect management’s estimate of the property’s recoverable value.

(d)

Misty Lake, Northwest Territories and Victoria Island, Nunavut

The Company held a 24% joint venture interest in the Misty Lake property and also owned varying interests in several properties on Victoria Island on which diamond exploration programs were conducted.  Some of the interests were represented by joint ventures, some were claims optioned to optionees and some were 100% owned Company claims.  On May 3, 2002, pursuant to an Arrangement (Note 1), the Company transferred its interest in the Misty Lake Joint Venture, the Victoria Island properties and in certain other properties, included under Other Properties, to DNR in consideration of a gross overriding royalty of up to 1% of production on certain of the transferred properties.

(e)

Other Properties

The Company owns several other properties in which it holds interests ranging from 50% to 100%.  All the properties are located in Canada.  The Company has granted options on some of these properties.

During the year ended December 31, 2002 the Company allowed certain mineral licenses in Newfoundland, Labrador and New Brunswick to lapse.  Accordingly, the Company wrote-off an aggregate of $116,113 of acquisition and exploration costs related to these properties.

During the year ended December 31, 2001 the Company terminated its option on the Deva property located in Quebec.  Accordingly, the Company wrote-off an aggregate of $24,771 of acquisition and exploration costs related to this property.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

5.

Mineral Properties (continued)

The carrying values of those properties included under Other Properties as at December 31, 2002 and 2001 are as follows:

2002	2001

British Columbia
Abe & Pal	$ 19,940	$18,221
Tam	59,550	58,834

New Brunswick
Nepisiguit	1,274,574	1,268,052
Hartt’s Lake	-	74,636

Labrador
Adlatok 1	35,835	31,744
Ovoid, Manta, Notakwanon, Long Lake	-	39,835
Sally	25,116	24,115
Satelite	257,771	256,695

Northwest Territories
GTEN	-	1,523
Kidme	-	95,432

Ontario
Bamaji	33,355	32,762
Dorothy	19,518	7,314
Matheson	14,185	14,185
McVean	8,474	7,882
Sabin	74,279	69,311

Yukon
Olympic, Rob	980,134	981,087
Rein	263	263
	$ 2,802,994	$2,981,891

6.

Property, Plant and Equipment

2002
		Accumulated	Net Book
	Cost	Amortization	Value
Furniture and fixtures	$ 45,778	$ 44,607	$ 1,171
Computer equipment	86,450	75,647	10,803
	$ 132,228	$ 120,254	$ 11,974
2001
		Accumulated	Net Book
	Cost	Amortization	Value
Furniture and fixtures	$ 44,314	$ 44,233	$ 81
Computer equipment	80,747	71,496	9,251
	$ 125,061	$ 115,729	$ 9,332

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

7.

Share Capital

(a)

Authorized:

100,000,000 common shares without par value.

(b)

Issued and outstanding common shares

Number of Shares	Amount
Balance, December 31, 2001 and 2000	42,099,328	$17,831,447

Issued for cash:
Private placement, net of issue costs (Note 7(d)(i))	1,700,000	160,000
Private placement, net of issue costs (Note 7(d)(ii))	7,166,667	1,000,000
Warrants	980,500	98,050
Stock Options	40,000	4,000

Consolidation:
One for three consolidation (Note 7(c))	(34,657,664)	-

Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares (Note 1)	-	(1,484,840)

Balance, December 31, 2002	17,328,831	$17,608,657

(c)

Consolidation

On May 3, 2002, pursuant to an Arrangement (Note 1), the Company completed its restructuring.  All shareholders of record received one share of Commander Resources Ltd. for every three shares of Major General Resources Ltd.  In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander Resources Ltd. shares held.  Shares outstanding to shareholders after the restructuring were: Commander Resources Ltd. 17,328,831 and DNR 4,951,032.

(d)

Private Placements

(i)

In February 2002 the Company completed a private placement of 1,600,000 units at $0.10 per unit for gross proceeds of $160,000.  A finder’s fee of 100,000 units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.

(ii)

In February 2002 the Company completed a private placement of 6,666,667 units at $0.15 per unit for gross proceeds of $1,000,000.  A finder’s fee of 500,000 units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004.

Pursuant to the reorganization of the Company (Note 1) and consolidation of its shares on a 1 for 3 basis, the number of shares to be acquired pursuant to the exercise of the warrants issued in the afore-mentioned private placements and their exercise prices were accordingly adjusted (Note 7(g)).

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

7.

Share Capital (continued)

(e)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for up to 2,766,667 common shares.  Vesting of options is made at the discretion of the board of directors at the time the options are granted.  As at December 31, 2002, the Company had stock options outstanding for the purchase of 1,095,325 common shares, of which 1,045,325 are exercisable as at     December 31, 2002.

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2000	3,709,000	$0.18
Granted	1,013,000	$0.10
Exercised	-	-
Expired	(447,000)	$0.18
Outstanding at December 31, 2001	4,275,000	$0.16	(i)
Granted	190,000	$0.10	(i)
Exercised	(40,000)	$0.10
Expired	(100,000)	$0.18

Consolidation 1 for 3	(2,883,343)	-
	1,441,657	$0.23
Expired	(396,332)	$0.23
Granted	50,000	$0.17

Outstanding at December 31, 2002	1,095,325	$0.23
Exercisable at December 31, 2002	1,045,325	$0.23

(i)

Pursuant to the reorganization of the Company (Note 1) and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

The following summarizes information about stock options outstanding at December 31, 2002:

Number of Shares	Weighted Average Exercise Price	Expiry Date
30,000		$0.23	January 10, 2003
379,998		$0.23	July 26, 2003
8,333		$0.23	December 9, 2003
269,330		$0.23	December 14, 2004
324,331		$0.23	September 11, 2006
33,333		$0.23	January 10, 2007
50,000	*	$0.17	December 19, 2007

1,095,325		$0.23

* these options vest over a period commencing on January 15, 2003 to July 15, 2003

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

7.

Share Capital (continued)

(f)

Stock-Based Compensation

During 2002, the Company granted stock options to non-employees to acquire up to an aggregate of 30,000 common shares at an exercise price of $0.23 per share and to employees to acquire up to an aggregate of 83,333 common shares at exercise prices ranging from $0.17 to $0.23 per share.

Pursuant to the CICA standard of accounting for stock-based compensation (Note 2(g), the fair value of the stock options granted to non-employees, in the amount of $1,676, has been recorded as an expense in the year.  Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions as at December 31, 2002:

Risk-free interest rate	3.79%
Expected dividend yield	-
Expected stock price volatility	83.69%
Expected option life in years	4

The pro-forma effect on income (loss) and earnings (loss) per share for the year ended December 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	2002	2001	2000

Income (loss) for the year
Reported	$(44,024)	$(168,534)	$351,333
Stock-based compensation expense	(6,725)	(40,614)	-
Pro-forma	$(50,749)	$(209,148)	$351,333

Basic earnings (loss) per share
Reported	$(0.01)	$(0.01)	$0.03
Pro-forma	$(0.01)	$(0.01)	$0.03
Diluted earnings (loss) per share
Reported	$(0.01)	$(0.01)	$0.01
Pro-forma	$(0.01)	$(0.02)	$0.01

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

7.

Share Capital (continued)

(g)

Warrants

At December 31, 2002 the Company has outstanding warrants to purchase an aggregate 2,955,554 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired (1) Consolidated (2)	Outstanding at December 31, 2002

$0.23	October 14, 2002	984,000	-	(980,500)	(3,500) (1)	-
$0.23	February 14, 2003	-	1,700,000	-	(1,133,334) (2)	566,666

$0.43/0.505	February 28, 2003/2004	-	7,166,667	-	(4,777,779) (2)	2,388,888
		984,000	8,866,667	(980,500)	(5,914,613)	2,955,554

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Issued	Exercised	Expired	Outstanding at December 31, 2001
$0.40	April 26, 2001	87,500	-	-	(87,500)	-
$0.10	October 14, 2002	984,000	-	-	-	984,000
		1,071,500	-	-	(87,500)	984,000

8.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with two other companies related by virtue of a common director.  Included in due from related parties is an aggregate of $10,498 owed by these companies for shared administrative costs.  Also included in due from related parties is an amount of $142,777 owed by DNR for costs paid by the Company on behalf of DNR.

(b)

The Company paid legal fees in the aggregate of $22,218 (2001 - $10,220) to a law firm of which an officer of the Company is a partner.

9.

Commitments

(a)

The Company entered into a lease agreement commencing on March 1, 2002 for a two year period expiring on February 29, 2004.  The Company’s share of rental costs remaining on the lease is approximately $33,800.

(b)

The Company has guaranteed the salary of the president of DNR for the initial two year term of his employment.  As at December 31, 2002 the remaining amount of the guarantee is $185,000.

10.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from royalties and mineral property transactions, which were earned in Canada.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

11.

Supplemental Cash Flow Information

	2002	2001	2000
Significant non-cash operating, investing and financing activities:

Operating activities:
Investment income received in marketable securities	$445,000	$-	$-
Marketable securities received in settlement of accounts receivable	-	33,530	-

Investing activities:
Loan payment received in marketable securities	130,000	-	-
Mineral property costs paid with shares	-	-	26,250
Mineral properties sold pursuant to reorganization	1,484,840	-	-

Other cash flow information:
Interest received	$52,779	$33,799	$79,979

12.

Income Taxes

As at December 31, 2002, the Company has non-capital losses of approximately $1,686,800, which may be applied against future income for Canadian income tax purposes.  The potential income tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2003	$ 323,700
2004	284,500
2005	356,200
2006	345,700
2008	376,700
$1,686,800

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2002	2001	2000

	39.62%	44.62%	45.62%
Income tax benefit (expense) computed at Canadian statutory rates	$ 148,951	$ 180,511	$ (282,994)
Temporary differences not recognized in year	(196,014)	(12,460)	(174,280)
Tax losses not recognized	179,081	42,926	188,279
Changes in tax rates	199,906	25,041	-

Future income tax benefit (expense)	$ 331,924	$ 236,018	$ (268,995)

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

12.

Income Taxes (continued)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.  Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2002	2001	2000

Future income tax assets (liabilities)
Non-capital losses carried forward	$600,871	$805,504	$651,739
Capital losses carried forward	23,535	61,233	62,605
Temporary differences on mineral properties	(1,485,925)	(2,074,975)	(2,144,428)
Temporary differences on other assets	80,117	94,912	80,740

Future income tax liabilities, net	$(781,402)	$(1,113,326)	$(1,349,344)

The retroactive application of the change in accounting policy to the asset and liability method (Note 2(h)) has the effect of increasing the reported loss and deficit for the year ended December 31, 1999 by $1,080,349 and reducing the income and increasing the deficit for the year ended December 31, 2000 by $268,995.  An income tax benefit of $331,924 (2001 - $236,018) has been recorded for the year ended December 31, 2002.

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission.  The differences between Canadian and U.S. GAAP are summarized as follows:

(a)

Mineral Properties

Under U.S. GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred.  Under Canadian GAAP, these amounts can be deferred.  As such, under U.S. GAAP, these amounts and related future tax liabilities are not recorded on the balance sheet.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

(b)

Available-for-sale Securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders’ equity. Securities that experience a decline in fair value that is other than temporary are written down. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (GAAP) (continued)

(c)

Impact of recent United States Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143").  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  The implementation of this standard does not have a material impact on these financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure". This standard amends FASB Statement No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

(d)

Stock-based compensation

In accordance with the SFAS Board No. 123, "Accounting for Stock-Based Compensation", the Company has elected, for financial statement purposes, not to follow the fair value-based accounting method to stock based awards granted to directors and employees.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, is disclosed as pro-forma information.

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (GAAP)   (continued)

(e)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

Balance Sheets

Increase (decrease) in accounts to comply with U.S. GAAP:

	2002	2001
Total assets under Canadian GAAP Adjustment to reconcile to U.S. GAAP	$9,346,367	$9,743,463

Write-off of capitalized mineral property costs	(6,722,860)	(8,332,326)
Unrealized gain on available-for-sale securities	493,190	15,999

Total assets under U.S. GAAP	$3,116,697	$1,427,136

Shareholders’ equity under Canadian GAAP	$8,261,263	$8,526,401
Adjustments to reconcile to U.S. GAAP
Non-employee stock based compensation expense
- current year	-	(23,172)
- prior years	(467,666)	(490,838)
Unrealized gain on marketable securities	493,190	15,999
Write off of mineral property costs	(6,722,860)	(8,332,326)

Total shareholder’s equity (deficiency) under U.S. GAAP	$1,563,927	$(303,936)

Statements of Operations and Deficit

	2002	2001	2000
			(restated-Note 12)
Income (loss) for the year, under Canadian GAAP	$(44,024)	$(168,534)	$351,333

Adjustments to reconcile to U.S. GAAP
Non-employee stock based compensation expense	-	(23,172)	-
Option payments and recoveries received in the year	116,766	307,383	773,316
Mineral property costs incurred in the year	(448,438)	(1,038,602)	(1,775,990)
Reversal of write-off of mineral properties	456,298	24,771	404,096
Income (loss) under U.S. GAAP	80,602	(898,154)	(247,245)
Unrealized gain on available-for-sale securities	493,190	15,999	693

Comprehensive Income (loss) under U.S. GAAP	$573,792	$(882,155)	$(246,552)

Basic and diluted earnings (loss) per share under U.S. GAAP	$0.03	$(0.06)	$(0.02)
Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)	16,860,039	14,033,109	13,957,751

(formerly Major General Resources Ltd.)

Notes to Financial Statements

December 31, 2002

(expressed in Canadian dollars)

_____________________________________________________________________________________________________

13.

Differences between Canadian and United States Generally Accepted Accounting

Principles (GAAP)   (continued)

Statements of Cash Flows

	2002	2001	2000
Cash used for operating activities under Canadian GAAP	$(626,979)	$(182,679)	$(543,949)

Adjustments to reconcile to U.S. GAAP
Option payments and recoveries received in the year	116,766	289,383	4,073,316
Mineral property costs incurred in the year	(448,438)	(1,038,600)	(1,749,740)

Cash provided by (used for) operating activities under U.S. GAAP	$(958,651)	$(931,896)	$1,779,627

Cash provided by (used for) investing activities under Canadian GAAP	$(489,345)	$(753,961)	$2,302,116

Adjustments to reconcile to U.S. GAAP
Mineral property costs, net of recoveries, incurred in year	331,672	749,217	(2,323,576)

Cash used for investing activities under U.S. GAAP	$(157,673)	$(4,744)	$(21,460)

(f)

Pro Forma Income (Loss)

For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods.  The pro-forma effect on the income (loss) for fiscal years 2002, 2001 and 2000 may not be representative of the actual results had the Company accounted for the stock options using the fair value method.  The Company’s pro-forma information follows:

	2002	2001	2000

Income (loss) under U.S. GAAP	$573,792	$(882,155)	$(246,552)

Employee stock based compensation expense	(6,275)	(40,614)	-

Pro forma income (loss)	$567,517	$(922,769)	$(246,552)
Pro forma
Basic and diluted net earnings (loss) per share under U.S. GAAP	$0.03	$(0.07)	$(0.02)

14.

Subsequent Events

(a)

On January 24, 2003, the Company granted to directors, employees and consultants stock options to acquire up to 966,340 common shares expiring on January 23, 2008 with an exercise price of $0.20 per share.

(b)

On March 31, 2003, the Company received 130,000 common shares and 65,000 warrants of DNR upon the conversion $65,000 of the principal portion of the note receivable.  The Company exercised the warrants and acquired an additional 65,000 shares of DNR at $0.60 per share.

(c)

 Of the warrants to acquire 566,666 common shares of the Company which have an expiry date of February 14, 2003, warrants to acquire 399,999 common shares were exercised for proceeds of $92,000.  The remaining warrants expired unexercised.

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Nine Months Ended

September 30, 2003

(Unaudited – Prepared by Management)

COMMANDER RESOURCES LTD.

Balance Sheets

	September 30, 2003 (Unaudited)	December 31, 2002

ASSETS

Current assets
Cash and cash equivalents	$894,302	$1,343,690
Marketable securities (Note 3)	937,140	669,692
Accounts receivable	129,790	255,978
Due from related parties (Note 8 (a))	14,253	153,275
Prepaid expenses	18,053	4,978
	1,993,538	2,427,613

Note receivable (Note 4)	-	183,920
Mineral properties (Note 5)	7,481,588	6,722,860
Property, plant and equipment (Note 6)	27,552	11,974

	$9,502,678	$9,346,367

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$445,533	$303,702

Future income taxes	781,402	781,402

	1,226,935	1,085,104

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	17,750,469	17,608,657
Contributed surplus	1,676	-
Stock-based Compensation (Note 7 (e))	-	1,676

Deficit	(9,476,402)	(9,349,070)

	8,275,743	8,261,263

	$9,502,678	$9,346,367

Nature of Operations and Going Concern (Note 1)

Commitments (Note 9)

Subsequent Event (Note 12)

Approved by the Directors:	“William J. Coulter”	“Victor A. Tanaka”
	William J. Coulter	Victor A. Tanaka

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – Prepared by Management)

Three Months Ended	Nine Months Ended
	Sept. 30, 2003	Sept. 30, 2002	Sept 30, 2003	Sept. 30, 2002

Revenue
Production interest	$107,190	$155,063	$296,605	$155,063

General and administrative expenses
Audit and accounting	12,147	9,447	33,192	36,045
Amortization	2,816	1,256	4,870	3,072
Annual report and meeting	-	-	9,409	34,636
Consultants	12,000	-	32,780	2,309
Investor relations and promotion	26,174	14,969	51,329	100,518
Legal	3,872	5,469	11,547	27,532
Office and miscellaneous	28,233	19,361	53,753	45,542
Regulatory fees	(533)	1,268	7,479	13,275
Rent	6,788	9,194	28,904	33,348
Salaries and benefits	50,989	66,479	154,296	172,609
Telephone	1,301	1,122	3,743	3,876
Transfer agent	1,568	3,868	7,845	16,597
145,355	132,433	399,147	489,359

Income (loss) before under noted	(38,165)	22,630	(102,542)	(334,296)
Administration fees	-	-	904	-
Investment income	3,810	3,014	23,715	472,065
Property investigation	(15,153)	2,111	(18,669)	(13,529)
Stock-based compensation	-	(587)	-	(1,676)
Write down of mineral properties	(33,354)	(8,418)	(33,354)	(8,418)
Gain on sale of marketable securities	(150)	-	2,614	8,088

Income (loss) for the period	(83,012)	18,750	(127,332)	122,234

Deficit, beginning of period	(9,393,390)	(9,201,562)	(9,349,070)	(9,305,046)

Deficit, end of period	$(9,476,402)	$(9,182,812)	$(9,476,402)	$(9,182,812)

Basic and diluted income (loss) per share	$(0.005)	$0.001	$(0.010)	$0.010

Weighted average number of shares outstanding
(Note 7(c), 1 for 3 share consolidation)	17,764,216	17,382,832	17,677,629	16,702,058

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended	Nine Months Ended
Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Cash provided form (used for):

Operating activities
Income (loss) for the period	$(83,012)	$18,750	$(127,332)	$122,234
Items not involving cash:
Amortization	2,816	1,256	4,870	3,072
Investment income received in marketable securities	-	-	-	(445,000)
Loss (gain) on sale of marketable securities	150	-	(2,614)	(8,088)
Stock-based compensation	-	587	-	1,676
Write down of mineral properties	33,354	8,418	33,354	8,418
(46,692)	29,011	(91,722)	(317,688)

Net change in non-cash working capital items
Accounts receivable	(37,779)	(46,254)	123,567	(200,829)
Due to related parties	114,024	-	141,643	-
Prepaid expenses	(15,211)	86	(13,075)	506
Accounts payable and accrued liabilities	130,689	(5,314)	111,682	(63,497)
145,031	(22,471)	272,095	(581,508)

Investing activities
Purchase of marketable securities	(63,000)	-	(102,000)	-
Proceeds from sale of marketable securities	-	-	7,165	9,138
Note receivable	18,286	-	13,920	(300,000)
Mineral property acquisition and exploration costs	(619,428)	(134,722)	(792,082)	(191,201)
Accounts payable and accrued liabilities related to mineral properties	291,145	-	30,150	-
Purchase of capital assets	(16,648)	(3,476)	(20,448)	(6,178)
(389,645)	(138,198)	(863,295)	(488,241)

Financing activities
Shares issued for cash, net of issue costs	49,812	-	141,812	1,262,050

Increase (decrease) in cash and cash equivalents	(194,802)	(160,669)	(449,388)	192,301
Cash and cash equivalents, beginning of period	1,089,104	1,550,934	1,343,690	1,197,964
Cash and cash equivalents, end of period	$894,302	$1,390,265	$894,302	$1,390,265

Supplemental Cash Flow Information (Note 11)

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

1.

Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources, which are economically recoverable.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically ore reserves,

- the ability of the Company to obtain financing to complete development, and

- future profitable production from the properties or proceeds from disposition.

At September 30, 2003, the Company had incurred a deficit of $9,476,402 and had working capital of $1,548,005, which is sufficient to achieve the Company’s planned business objectives for fiscal 2003. The Company may require additional financing in 2004 to meet it’s proposed 2004 exploration programs and property commitments. The Company has been successful in raising funds to date; however, there can be no assurance that additional funding will be available in the future, see Note 12 Subsequent Event.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

(b)

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financials statements.  Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2002.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended December 31, 2002.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

2.

Significant Accounting Policies (continued)

(c)

Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at September 30, 2003 is $1,248,524.

Included in marketable securities, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

The Company also holds 1,790,000 common shares of Diamonds North Resources Ltd. (“DNR”), a company related by virtue of a common director and in which the Company has an 8.1% interest.  Of these shares, a total of 545,000 shares are held in escrow and are to be released on January 8, 2004 (Note 4).  The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two-year period, which expires on March 18, 2004.

4.

Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes.  The loan bears interest at the rate of 6% per annum.  The loan plus accrued interest is payable in cash on or before March 1, 2004.  At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i)

prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii)

on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

During the nine months ended September 30, 2003, the note payable was repaid by DNR.  The $170,000 principal portion of the loan was paid through the issuance of 340,000 units and the $18,543 in accrued interest was repaid in cash.  The Company converted the units into 340,000 common shares and 170,000 warrants which were fully exercised by the Company at a price of $0.60 per share.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

5.

Mineral Properties

At September 30, 2003, the Company's mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties are as follows:

	Sarah	Green				Dewar	Bravo	Other
	Lake	Bay	Adlatok 1	Sally	Qimmiq	Lake	Lake	Properties	Total

Balance at
Dec. 31, 2002	$1,122,697	$2,697,169	$ 35,835	$ 25,116	$ -	$ -	$ -	$2,842,042	$6,722,859

Additions during the period:

Acquisition costs:	-	7,000	-	-	-	-	-	3,383	10,383

Exploration costs:
Administration	-	1,020	-	-	8,324	1,237	1,422	-	12,003
Drilling	-	42	-	-	-	-	-	600	642
Engineering	-	3,650	-	-	-	-	-	-	3,650
Geochemistry	-	7,692	-	-	25,524	6,715	8,076	-	48,007
Geology	9,426	40,350	6,740	5,163	43,289	21,110	12,848	23,101	162,027
Geophysics	1,500	-	93,706	29,201	32,733	-	21,319	52,305	230,764
Licences & fees	-	8,722	-	3,163	47,712	-	-	34,573	94,170
Line cutting	-	-	-	-	3,181	174	1,002	-	4,357
Permitting	-	-	-	-	-	-	-	1,205	1,205
Prospecting	-	-	-	-	106,428	85,146	42,340	-	233,914
	10,926	61,476	100,446	37,527	267,191	114,382	87,007	111,784	790,739

Less:
Recoveries	-	-	(9,039)	-	-	-	-	-	(9,039)
Write down	-	-	-	-	-	-	-	(33,354)	(33,354)
	-	-	(9,039)	-	-	-	-	(33,354)	(42,393)

Net additions	10,926	68,476	91,407	37,527	267,191	114,382	87,007	81,813	758,729

Balance at
Sept. 30, 2003	$1,133,623	$2,765,645	$ 127,242	$ 62,643	$ 267,191	$ 114,382	$ 87,007	$2,923,855	$7,481,588

(a)   Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998.  The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b)   Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

5.

Mineral Properties (continued)

(c)

Adlatok 1, Labrador

The Company has a 52% interest in the Adlatok 1 property.

(d)

Sally, Labrador

The Company has a 100% interest in the Sally property.

(e)

Qimmiq, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut.  Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton’s exploration rights and interest by incurring $10 million in expenditures and delivering a feasibility study to BHP Billiton by December 31, 2014.  The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.  If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest.

(e)

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut.  Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton’s exploration rights and interest by incurring $200,000 in expenditures by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton.  If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest.

(f)

Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8.0 million by 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty;

•

on diamonds, a 2% gross overriding royalty and;

•

on base metal production, a 1.5% net smelter return royalty.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

5.

Mineral Properties (continued)

(g)

Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%.  The Company has granted options on some of these properties.  The carrying values of those properties included under Other Properties at September 30, 2003 are as follows:

September 30, 2003
British Columbia
Abe & Pal	$22,537
Tam	60,021

New Brunswick
Rio	851,052
Stewart	424,715

Nunavut
Talik	3,748

Labrador
Satellite	345,086
Sadie	910

Ontario
Dorothy	25,107
Matheson	14,184
McVean	8,474
Sabin	79,084

Quebec
Despinassy	102,879

Yukon
Olympic, Rob	985,729
Rein	329
$2,923,855

6.

Property, Plant and Equipment

September 30,
2003
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 48,740	$ 44,974	$ 3,766
Computer equipment	103,935	80,149	23,786

	$ 152,675	$ 125,123	$ 27,552

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

7.

Share Capital

(a)

Authorized:

100,000,000 common shares without par value.

(b)

Issued and outstanding common shares

Number of Shares	Amount
Balance, December 31, 2002	17,328,831	$17,608,657

Issued for cash:
Warrants	399,999	92,000
Stock Options	225,167	49,812

Balance, September 30, 2003	17,953,997	$17,750,469

(c)

Consolidation

On May 3, 2002, pursuant to an Arrangement Agreement entered into on March 4, 2002, the Company consolidated its share capital on a one for three basis and changed its name from Major General Resources Ltd. (“Major”) to Commander Resources Ltd. (“Commander”).  All shareholders of record received one share of Commander for every three shares of Major.  In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander shares held.

(d)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for up to 2,766,666 common shares.  Vesting of options is made at the discretion of the board of directors at the time the options are granted.  At September 30, 2003, the Company had stock options outstanding for the purchase of 1,686,498 common shares, of which 1,406,499 are exercisable at September 30, 2003.

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	1,095,325	$0.23

Granted	1,339,672	$0.22
Exercised	(225,167)	$0.22
Expired	(523,332)	$0.23

Outstanding at September 30, 2003	1,686,498	$0.22

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

7.

Share Capital (continued)

(d)

Stock Options (continued)

The following summarizes information about stock options outstanding at September 30, 2003:

Number of Shares	Exercise Price	Expiry Date

1,333	$0.23	December 9, 2003
185,998	$0.23	December 14, 2004
212,665	$0.23	September 11, 2006
29,999	$0.23	January 10, 2007
50,000	$0.17	December 19, 2007
833,171	$0.20	January 23, 2008
348,332	$0.26	August 20, 2008
25,000	$0.45	September 10, 2008

1,686,498

(e)

Stock-Based Compensation

During the nine months ended September 30, 2003, the Company granted stock options to employees and directors to acquire up to an aggregate of 1,339,672 common shares at with exercise prices from $0.20 to $0.45 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period.  Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2003:

Risk-free interest rate	3.09%
Expected dividend yield	-
Expected stock price volatility	87.80%
Expected option life in years	3.30

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

7.

Share Capital (continued)

(e)

Stock-Based Compensation (continued)

The pro-forma effect on loss and loss per share for the period ended September 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	September 30, 2003	September 30, 2002
Income (loss) for the period
Reported	$(127,332)	$122,234
Stock-based compensation expense	(129,884)	(6,725)
Pro-forma	$(257,216)	$115,509
Basic and diluted income (loss) per share
Reported	$(0.01)	$0.01
Pro-forma	$(0.02)	$0.01

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(f)

Warrants

At September 30, 2003 the Company has outstanding warrants to purchase an aggregate 2,388,888 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at September 30, 2003

$0.23	February 14, 2003	566,666	-	(399,999)	(166,667)	-

$0.505	February 28, 2004	2,388,888	-	-	-	2,388,888
		2,955,554	-	(399,999)	(166,667)	2,388,888

8.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with three other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $14,253 owed by those companies for shared administrative expenses.

(b)

The Company paid or accrued legal fees in the aggregate of $8,514 to a law firm of which an officer of the Company is a partner.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

September 30, 2002

(Unaudited)

9.

Commitments

(a)

The Company entered into a lease agreement commencing on March 1, 2002 for a two-year period expiring on February 29, 2004.  The Company’s share of rental costs remaining on the lease is approximately $17,500.

(b)

The Company has guaranteed the salary of the president of DNR for the initial two-year term of his employment.  At September 30, 2003, the remaining amount of the guarantee is $72,000.

10.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from a production interest, which was earned in Canada.

11.

Supplemental Cash Flow Information

September 30, 2003	September 30, 2002
Significant non-cash operating, investing and financing activities:

Operating activities:
Investment income received in marketable securities	$-	$445,000

Investing activities:
Note receivable payment received in marketable securities	$170,000	$30,000
Mineral properties sold pursuant to reorganization	$-	$1,484,840

Other cash flow information:
Interest received	$58,729	$15,124

12.

Subsequent Event

Subsequent to September 30, 2003, the Company reported that it has arranged a non-brokered private placement of up to 3,500,000 units at a price of $0.55 per unit.  Each unit will consist of one flow-through common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from the closing of the private placement.  The units will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days.

Finders’ fees of 7% of the gross proceeds may be payable in cash or units on a portion of this placement.  In addition, finders’ options of up to 10% of the total units sold may be issued.  Each finder’s option will be exercisable into one non flow-through common share at an exercise price of $0.70 per common for one year.  The finder’s option will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days.  This financing is subject to acceptance by the TSX Venture Exchange.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

Registrant

Dated December 30, 2003        Signed: /s/ William Coulter

                                      William Coulter,

                                   President and Director